ANNUAL INFORMATION FORM

of

B2GOLD CORP.

March 23, 2018

B2GOLD CORP.
ANNUAL INFORMATION FORM

INTRODUCTORY NOTES

Date of Information

In this Annual Information Form (“Annual Information Form”), B2Gold Corp., together with its subsidiaries, as the context requires, is referred to as “we”, “our”, “us”, the “Company” or “B2Gold”. All information contained in this Annual Information Form is as at December 31, 2017, unless otherwise stated, being the date of our most recently completed financial year, and the use of the present tense and of the words “is”, “are”, “current”, “currently”, “presently”, “now” and similar expressions in this Annual Information Form is to be construed as referring to information given as of that date.

Readers are also encouraged to review the Company’s annual financial statements and the management’s discussion & analysis of the Company for the year ended December 31, 2017.

Cautionary Note Regarding Forward-Looking Information

This Annual Information Form includes certain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively “forward-looking statements”), including, but not limited to, projections of future financial and operational performance; statements with respect to future events or future performance; production estimates; anticipated operating and production costs and revenue; estimates of capital expenditures; future demand for and prices of commodities and currencies; estimated mine life of our mines; estimated closure and reclamation costs and statements regarding anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties, including: expected grades and sources of ore to be processed in 2018 and expected gold production in 2018 on a consolidated basis and by each property; the projections included in existing technical reports, economic assessments and feasibility studies; anticipated or potential new technical reports and studies, including the potential findings and conclusions thereof; planned exploration and exploration budgets and the results thereof; budgeted costs for 2018 and estimated operating and capital costs for the life of mine of each of the material properties; the expected ratification by the Mali National Assembly of the Fekola Shareholders Agreement and the Share Purchase Agreement in connection with the final ownership of Fekola S.A.; planned relocation efforts of the village of Fadougou and timing of completion thereof; negotiations with the Malian government as to the terms of an escrow account in regards to reclamation and closure of the Fekola Mine; additional drilling extending the Fekola deposit to the north and indicating the potential for large, Fekola-style mineralized zones; completion of follow-up surface trenching and drilling in 2018 at the Masbate Gold Project; the expectation that mining activities at Masbate Gold Project will end in 2023 while stockpile processing will last until 2031; the projected economic life of the Masbate Gold Project mine fleet being sufficient to achieve completion of mining activities in 2023; the potential rescission of Memorandum #1 in respect of a moratorium placed on new mining projects in the Philippines, the continued issuance of permits at existing operations notwithstanding executive order #79 and new DENR policy direction allowing the issuance of the permits necessary to conduct planned satellite pit operations; the potential consolidation of Filminera and VMC’s MPSAs and exploration permits in connection with expansion areas of the Masbate Gold Project; the timing of MICC’s review of the audit by the DENR in relation to the Masbate Gold Project and the final outcome thereof; in respect of the Ondundu Joint Venture, the focus of exploration on identifying new drill targets outside the main zone and on the Razorback zone; exploration directed towards near-mine brownfields targets and prospective regional targets; ore production from the Wolfshag Pit in 2019 and the expected higher grade open-pit mill feed in the future; successful negotiations for a collective agreement at the Otjikoto Mine; timing of completion of a study to evaluate the potential to expand the El Limon throughput; the new drill information and metallurgical data supporting a resource estimate that will help inform studies as to optimum grind size, capital costs and project economics to re-process historic tailings; planned production being sourced from underground operations at Santa Pancha and the Mercedes Pit; commencement of production from the Jabali Antenna Pit at La Libertad Mine in the third quarter of 2018; successful completion of settlement activities and receipt of the remaining mining permits; planned mining and processing into 2020 at La Libertad Mine; the timing of mine construction at the Kiaka Project; the planned drilling in Burkina Faso to further test the down-plunge potential of the mineralized zone and other new zones of mineralization identified in close proximity to the main Toega zone; discussions with AngloGold regarding AngloGold’s planned feasibility study for the Gramalote Project and the potential involvement by the Company thereof; the potential imposition of additional taxes or increase of current tax rates; the potential enactment of new legislation in respect of our foreign operations and their potential impact on the Company; the likelihood of certain terms and conditions being attached to new and renewed mineral licences in Namibia; the adequacy of capital for continued operations, including access to funding under the debt and equity funding facilities described herein and having sufficient liquidity to repay the Notes in full; estimates regarding the outcome of tax audits; the potential to develop and produce from currently non-producing properties and the delivery of ounces under the Prepaid Sales transactions. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should mining occur. All statements in this Annual Information Form that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors, many of which are beyond our ability to control, that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, without limitation, assumptions and factors related to the Company's ability to carry on current and future operations, including development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; other assumptions and factors generally associated with the mining industry; and the risks, uncertainties and other factors referred to in this Annual Information Form under the heading “Risk Factors” and elsewhere herein.

Forward-looking statements are not a guarantee of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this Annual Information Form are qualified by these cautionary statements.

Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking statements, there may be other factors that cause actual results to differ materially from those which are anticipated, estimated, or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. You should not place undue reliance on forward-looking statements. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof, and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as may be required by applicable securities laws.

Currency and Exchange Rate Information

Our financial statements are reported in U.S. dollars. A reference in this Annual Information Form to:

•	“C$” is to the lawful currency of Canada;

•	“N$” is to the lawful currency of Namibia;

•	“Rand” is the lawful currency of South Africa;

•	“Córdobas” is to the lawful currency of Nicaragua;

•	“PHP” is to the lawful currency of the Philippines;

•	“CFA franc” is to the lawful currency of Mali and Burkina Faso;

•	“Euro” is to the lawful currency of the European Union; and

•	“$” or “US$” is to the lawful currency of the United States.

The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period. These rates are based on the Bank of Canada rate of exchange.

Fiscal Year Ended December 31,

	2015	2016	2017
Rate at the end of period	US$0.7225	US$0.7448	US$0.7971
Average rate during period	US$0.7820	US$0.7548	US$0.7708
Highest rate during period	US$0.8527	US$0.7972	US$0.8245
Lowest rate during period	US$0.7148	US$0.6854	US$0.7276

On March 22, 2018, the daily average rate of exchange for one Canadian dollar in United States dollars as reported by the Bank of Canada was C$1.00 = US$0.7747.

Production Results, Technical Information and Cautionary Note for United States Readers

Actual and projected production results presented in this Annual Information Form reflect total production at the mines the Company operates on a 100% basis. As described in this Annual Information Form, we hold less than a 100% interest in certain of our mines.

The disclosure included in this Annual Information Form uses Mineral Reserve and Mineral Resource classification terms that comply with reporting standards in Canada and the Mineral Reserve and Mineral Resource estimates are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council – Definitions adopted by CIM Council on May 10, 2014 (the “CIM Standards”), which were adopted by the Canadian Securities Administrators’ (“CSA”) National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the CSA that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Standards:

A Modifying Factor or Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a pre-feasibility study or feasibility study.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Unless otherwise indicated, all of our Mineral Reserves and Mineral Resources included in this Annual Information Form have been prepared in accordance with NI 43-101. Canadian standards for public disclosure of scientific and technical information concerning mineral projects differ significantly from the requirements of U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and CIM Standards. These definitions differ from the definitions in the United States Securities and Exchange Commission’s (the “SEC”) Industry Guide 7 (“Guide 7”) under the U.S. Securities Act of 1933, as amended, and therefore may not qualify as reserves under SEC standards. Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Under Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Accordingly, resource information contained herein may not be comparable to similar information disclosed by U.S. companies. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or that they can be mined economically or legally. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Historical results or feasibility models presented herein are not guarantees or expectations of future performance. It cannot be assumed that all, or any part, of an Inferred Mineral Resource will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or that it can be economically or legally mined. Further, while NI 43-101 permits companies to disclose economic projections contained in pre-feasibility studies and preliminary economic assessments, which are not based on “reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “reserves”. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian reporting standards; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Information Form contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The term “Qualified Person” as used in this Annual Information Form means a Qualified Person as that term is defined in NI 43-101.

Except where otherwise disclosed:

  Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this Annual Information Form.

  Tom Garagan, Senior Vice President of Exploration of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this Annual Information Form.

  John Rajala, Vice President of Metallurgy of B2Gold, a qualified person under NI 43-101, has approved El Limon development information contained in this Annual Information Form.

CORPORATE STRUCTURE

Name, Address and Incorporation

We were incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on November 30, 2006. Our head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1 and our registered office is located at 1600-925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

Intercorporate Relationships

A significant portion of our business is carried on through our subsidiaries. A chart showing the names of our material subsidiaries and certain subsidiaries holding an interest in mineral projects the Company considers significant that are described in this Annual Information Form and their respective jurisdiction of incorporation is set out below:

Notes:

(1)	All ownership of subsidiaries is 100% unless indicated. Certain subsidiaries are indirectly owned by us through wholly-owned subsidiaries not reflected above.
(2)	Colombian branches are not separate legal entities.
(3)

As described in “Material Properties – Fekola Mine – Property Description, Location and Access”, it is anticipated that the State of Mali will have a 20% ownership interest in Fekola S.A., the owner of the Fekola Mine.

(4)	Not a subsidiary of B2Gold.

GENERAL DEVELOPMENT OF THE BUSINESS

We are a Vancouver-based gold producer with five operating mines (one mine in Mali, one mine in Namibia, one mine in the Philippines and two mines in Nicaragua). In addition, we have a portfolio of other evaluation and exploration projects in several countries including Mali, Colombia, Burkina Faso, Finland, Namibia and Nicaragua. Our material mineral properties consist of the following three mines:

•

Fekola mine (anticipated 80% ownership), an open pit gold mine located approximately 40 kilometres (“km”) south of the city of Kéniéba, Mali (“Fekola Mine”). As described in “Material Properties – Fekola Mine” below, it is anticipated that the State of Mali will have a 20% ownership interest;

•	Otjikoto mine (90% ownership), an open pit, and potential underground, gold mine located approximately 300 km north of Windhoek, the capital of Namibia (“Otjikoto Mine”); and

•

Masbate gold project (ownership as described in “Material Properties – Masbate Gold Project” below), an open pit gold mine, located near the northern tip of the island of Masbate, 360 km south-east of Manila, the capital of the Philippines (“Masbate Gold Project”).

Our other significant assets consist of the following mines and two projects:

•	El Limon mine (95% ownership), an underground gold mine located in northwestern Nicaragua, approximately 100 km northwest of Managua, the capital of Nicaragua (“El Limon Mine”);

•	La Libertad mine (100% ownership), an open pit gold mine located 110 km due east of Managua, and 32 km northeast of Juigalpa, Nicaragua (“La Libertad Mine”);

•	Burkina Faso regional projects consisting of the Kiaka and Toega projects (81% ownership), gold projects located 140 km southeast of Ouagadougou, the capital of Burkina Faso (“Kiaka–Toega Project”); and

•	Gramalote Project (49% ownership), a gold project located 230 km northwest of Bogota, the capital of Colombia (“Gramalote Project”).

Three Year History

Over the three most recently completed financial years, the significant events described below contributed to the development of our business.

2015 Developments

On February 28, 2015, the Otjikoto Mine achieved commercial production, ahead of schedule.

On May 20, 2015 (as subsequently amended on June 10, 2015, March 11, 2016, May 10, 2016 and July 7, 2017), we entered into a $350 million revolving credit facility with a syndicate of international banks, which replaced the previous $150 million secured credit facility with a syndicate led by Macquarie Bank Limited dated April 12, 2013. The syndicate includes HSBC Bank USA, National Association, which acts as administrative agent and lender, HSBC Securities (USA) Inc., which acts as sole lead arranger and sole bookrunner, and The Bank of Nova Scotia, Société Générale and ING Bank N.V, (together, and with CIBC (defined below), the “Credit Facility Bank Syndicate”). On March 14, 2017, the Company received a binding letter of commitment from the Canadian Imperial Bank of Commerce (“CIBC”) to participate in the revolving credit facility and join the Credit Facility Bank Syndicate.

2016 Developments

On January 11, 2016, we filed a final short form base shelf prospectus (the “Base Shelf Prospectus”) in each of the provinces of Canada and a corresponding amended shelf registration statement in the United States allowing us to offer up to $300,000,000 of debt securities, warrants, subscription receipts, units or common shares of the Company (the “Common Shares”), or any combination thereof, from time to time during a 25-month period, which expired in February 2018.

On March 14, 2016, we received approvals for prepaid sales financing arrangements of up to $120 million from our Credit Facility Bank Syndicate (the “Prepaid Sales”). The Prepaid Sales, in the form of metal sales forward contracts, allow us to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment (“Prepaid Amount”). The Prepaid Sales arrangements have a term of 33 months commencing March 2016, and settlement will be in the form of physical deliveries of unallocated gold from any of our mines in 24 equal monthly installments during 2017 and 2018. Initial Prepaid Sales contracts have been entered into for the delivery of 49,475 ounces of gold in 2017 and 53,791 in 2018, for total cash Prepaid Amount proceeds of $120 million.

On June 8, 2016, the Otjikoto equipment loan facility, entered into on December 4, 2013 (and as amended from time to time) between B2Gold Namibia Minerals (Proprietary) Limited, as borrower, Caterpillar Financial SARL, as arranger, Caterpillar Financial Services Corporation, as original lender, and the Company and B2Gold Namibia (Proprietary) Limited, as guarantors (the “Otjikoto Equipment Facility”), was amended to extend the term over which loans may be advanced under the facility to December 31, 2016 and an additional $4.5 million was made available for drawdown. As at December 31, 2017, we had drawn down the full amount currently available under the Otjikoto Equipment Facility.

On August 11, 2016, we entered into an equity distribution agreement (the “ATM Agreement”) with two placement agents for the sale of Common Shares having up to an aggregate gross offering price of $100 million through “at the market” distributions. The offering of Common Shares under the ATM Agreement (the “ATM Offering”) was made pursuant to a prospectus supplement (the “Supplement”) filed in all of the provinces of Canada and incorporated by reference into the Base Shelf Prospectus. During the year ended December 31, 2016, we issued 14.8 million Common Shares at an average price of $3.17 per Common Share for gross proceeds of $47.1 million (net proceeds of $44.2 million after deducting costs associated with the issuance). During the year ended December 31, 2017, no Common Shares were issued under the ATM Agreement. In the second quarter of 2017, we terminated the ATM Agreement.

On September 7, 2016, we entered into a Euro 71.4 million term equipment facility (the “Fekola Equipment Facility”) with Caterpillar Financial SARL, as mandated lead arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro 71.4 million is available to our majority-owned subsidiary, Fekola S.A. to finance or refinance the mining fleet and other mining equipment at our Fekola Mine in Mali. The Fekola Equipment Facility is available for a period that commenced on February 13, 2017 (the “Financial Close Date”) and ends on the earlier of the day when the Fekola Equipment Facility is fully drawn and 30 months from the Financial Close Date. The Fekola Equipment Facility may be drawn in installments of not less than Euro 5 million, and each such installment shall be treated as a separate equipment loan. The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 5.10% . A commitment fee of 1.15% per annum on the undrawn balance of each tranche for the first 24 months after December 7, 2016 and 0.5% thereafter is also due, each payable quarterly. In each case, from October 1, 2017, 0.4167% per annum on the undrawn balance of each tranche is also due. We and our subsidiary, Mali Mining Investments Limited, have guaranteed the Fekola Equipment Facility and security will be given over equipment which has been financed by the Fekola Equipment Facility, related warranty and insurance and over the DSRA. As at December 31, 2017, we had drawn Euro 49.4 million ($54.4 million equivalent) with Euro 22.0 million ($26.4 million equivalent) undrawn.

On September 27, 2016, the Philippine Department of Environment and Natural Resources (“DENR”) announced the preliminary results of mining audits carried out by the DENR in respect of all metallic mines in the Philippines. As reported by us on February 2, 2017, the DENR announced further results of its mining audit and the Masbate Gold Project was not among the mines announced to be suspended or closed. We believe that we continue to be in compliance with Philippine’s laws and regulations. The Philippine Mining Industry Coordinating Council (the “MICC”), the oversight committee for DENR plans to commence its review of mines in the Philippines in March 2018.

In December 2016, pursuant to applicable mining law, we formed a new 100% owned subsidiary company, Fekola S.A., which now holds our interest in the Fekola Mine. Under Mali law, we will contribute a 10% free carried interest in Fekola S.A. to the State of Mali. The State of Mali also has the option to purchase an additional 10% of Fekola S.A. which it has confirmed its intent to exercise. We have signed a mining convention in the form required under the 2012 Mining Code (Mali) (the “2012 Mining Code”) that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Mine with the State of Mali (the “Fekola Convention”). In August 2017, we finalized certain additional agreements with the State of Mali including a shareholder’s agreement (the “Fekola Shareholders Agreement”), the share purchase agreement pursuant to which the State of Mali exercised the aforementioned additional 10% ownership interest in Fekola S.A. (the “Share Purchase Agreement”) and an amendment to the Fekola Convention to address and clarify certain issues under the 2012 Mining Code. The Fekola Convention, as amended, will govern the procedural and economic parameters pursuant to which we will operate the Fekola Mine. The Fekola Shareholders Agreement and the Share Purchase Agreement for the purchase of the additional 10% of Fekola S.A. have been finalized and signed by the relevant Malian government ministers and the Malian Council of Ministers, subject to ratification by the Mali National Assembly, which is now expected at their next scheduled sitting in April 2018. Upon such ratification, we will transfer ownership of 20% of Fekola S.A. to the State of Mali. The first non-participating10% of the State of Mali's ownership will entitle it to an annual priority dividend equivalent to 10% of calendar net income of Fekola S.A. The second fully participating 10% of the State of Mali's interest will entitle it to ordinary dividends payable on the same basis as any ordinary dividends declared and payable to us for our 80% interest.

2017 Developments

On February 13, 2017, the Financial Close Date was established under the Fekola Equipment Facility and the first drawdown in the amount of Euro 24.7 million was advanced on February 17, 2017.

In the first half of 2017, we entered into further Prepaid Sales transactions with the Credit Facility Banking Syndicate totalling $30 million for delivery of 25,282 ounces of gold for delivery between January 31 and May 20, 2019.

On May 30, 2017, an amendment to the Otjikoto Equipment Facility was entered into to allow B2Gold Namibia Minerals (Proprietary) Limited to re-borrow up to $6.48 million of the amount previously repaid, which was fully drawn as at December 31, 2017.

On June 1, 2017, our affiliate Filminera Resource Corporation and subsidiary Philippine Gold Processing & Refining Corp. entered into aggregate $17.8 million equipment facilities with Caterpillar Financial Services Philippines, Inc. (together, the “Masbate Equipment Facility”). The principal amount is available to finance or refinance the mining fleet and other mining equipment at the Masbate Gold Project in the Philippines. The Masbate Equipment Facility is available for a period that ends on the earlier of the day when the Masbate Equipment Facility is fully drawn and December 31, 2018. The Masbate Equipment Facility may be drawn in installments of not less than $0.5 million, and each such installment shall be treated as a separate equipment loan. Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to LIBOR plus a margin of 3.85% . A commitment fee of 1.15% per annum on the undrawn balance of each tranche is also due, each payable quarterly. We have guaranteed the Masbate Equipment Facility and security is given over the equipment of the borrower which has been financed by the Masbate Equipment Facility. As at December 31, 2017, $8.7 million had been drawn.

On July 7, 2017, we entered into an amended and restated revolving credit facility (the “Credit Facility”) with the Credit Facility Bank Syndicate to upsize our revolving credit facility to an aggregate amount of $500 million, representing a $75 million increase from the principal amount of $425 million under our previously amended revolving credit facility. The Credit Facility also allows for an accordion feature whereby upon receipt of additional binding commitments, the Credit Facility may be increased to $600 million any time prior to the maturity date. The Credit Facility bears interest on a sliding scale of between LIBOR plus 2.25% to 3.25% based on our consolidated net leverage ratio. Commitment fees for the undrawn portion of the Credit Facility will also be on a similar sliding scale basis of between 0.5% and 0.925% . The term of the Credit Facility is four years, maturing on July 7, 2021. From December 29, 2017 onwards, for such time as the indebtedness outstanding under our existing convertible Notes (defined below) is greater than $100 million, the sliding scale interest will temporarily increase to a sliding scale range of between LIBOR plus 2.5% to 4%. The increase in the sliding scale rate will cease upon the reduction of outstanding indebtedness under the Notes to $100 million or less. In addition, a fee equal to 0.25% of the total Credit Facility shall be payable on December 29, 2017 and every 90 days thereafter until the outstanding indebtedness under the Notes is $100 million or less.

On September 25, 2017, we announced that we completed the construction of the Fekola mill and commenced ore processing at the Fekola Mine, more than three months ahead of schedule and on budget. We also completed a new life-of-mine (“LoM”) plan for the Fekola deposit that projects higher mill throughput and annual gold production, and lower projected operating costs per ounce and all-in sustaining costs per ounce of gold than the original (4 million tonnes per annum) plan in the optimized Fekola feasibility study. The new LoM plan was completed based on the expanded 5 million tonnes per annum mill throughput and takes into account an early start-up, increased processing throughput and improved open-pit design and scheduling.

On October 7, 2017, the first gold pour at the Fekola Mine occurred, approximately three months ahead of schedule.

On October 23, 2017, Ms. Robin Weisman was appointed to the board of directors of the Company (the “Board”).

On November 30, 2017, the Fekola mine achieved commercial production, one month ahead of the revised schedule and four months ahead of the schedule announced in the optimized Fekola feasibility study.

In 2017, the MICC voted to rescind the existing Department Administrative Order which bans new open-pit mines in the Philippines (which does not apply to current Masbate operations). They have indicated that the order may be lifted provided that mining laws, rules and regulations are strictly enforced.

In 2017, a detailed capital cost estimate of $25.5 million was completed by Lycopodium, working with the Company's engineering team, for the expansion of the Masbate processing plant to 8 million tonnes per year and the expansion has been approved by the Company.

DESCRIPTION OF THE BUSINESS

General

We are a Vancouver-based gold producer with a strategic focus on acquiring and developing interests in mineral properties with demonstrated potential for hosting economic mineral deposits, with gold deposits as the primary focus. We conduct gold mining operations and exploration and drilling campaigns to define and develop Mineral Resources and Mineral Reserves on our properties with an intention of developing, constructing and operating mines on such properties.

Our corporate objective is to continue growing as a profitable and responsible gold producer through ongoing exploration of our existing projects and accretive acquisitions, irrespective of the gold price.

Principal Product

Our principal product is gold, with gold production forming all of our revenues. There is a global market into which we can sell our gold and, as a result, we are not dependent on a particular purchaser with respect to the sale of the gold that we produce.

Special Skills and Knowledge

Various aspects of our business require specialized skills and knowledge. Such skills and knowledge include the areas of permitting, engineering, geology, metallurgy, logistical planning, implementation of exploration programs, mine construction and development, mine operation, as well as legal compliance, finance and accounting. We have an active recruitment program, have highly qualified management personnel on staff, and believe that persons having the necessary skills are generally available. We have found that we can locate and retain competent employees and consultants in such fields as well as a retention rate of highly skilled employees and we anticipate that we will not have significant difficulty in recruiting other personnel as needed. Training programs are in place for workers who are recruited locally.

Competitive Conditions

The gold exploration and mining business is a competitive business. We compete with numerous other companies and individuals in the search for and the acquisition of quality gold properties, mineral claims, permits, concessions and other mineral interests, as well as recruiting and retaining qualified employees. Our ability to acquire gold properties in the future will depend not only on our ability to develop our present properties, but also on our ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Cycles

The mineral exploration and development business is subject to mineral price cycles. The marketability of minerals is also affected by worldwide economic cycles.

Employees

Our business is administered principally from our head office in Vancouver, British Columbia, Canada. We also have offices in Managua, Nicaragua; Manila, Philippines; Windhoek, Namibia; Ouagadougou, Burkina Faso; Bamako, Mali; Accra, Ghana; Dakar, Senegal; and Medellin, Colombia. As at the date hereof, we, including our subsidiaries, employ a total of 3,109 permanent employees and 2,283 fixed-term employees for a total of 5,392 employees.

Production at our mining operations is dependent upon the efforts of our employees and our relations with our unionized and non-unionized employees. Some of our employees are represented by labour unions under various collective labour agreements. The collective bargaining agreement covering the workers at the El Limon Mine is effective until August 1, 2018. The collective bargaining agreement covering the workers at La Libertad Mine is effective until December 31, 2019, having signed a renewal in January 2018. The collective bargaining agreement covering the workers at the Otjikoto Mine is negotiated annually, and remains in place until current negotiations are complete.

Fekola currently is not unionized. However, the entire mining industry in Mali is governed by a single union and it is anticipated that the Fekola Mine will ultimately have a union in place. Currently, all labour discussions are managed through employee representatives that are elected during site-wide elections. Labour relations are currently very good at Fekola.

Foreign Operations

Our principal operations and assets are located in Mali, Namibia, the Philippines, Nicaragua, Burkina Faso, Colombia and Finland. Our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to government regulations (or changes to such regulations) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, local ownership requirements and land claims of local people, regional and national instability and mine safety. The effect of these factors cannot be accurately predicted. See “Risk Factors”.

Environmental Protection

Our activities are subject to extensive laws and regulations governing the protection of the environment, natural resources and human health. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. We are required to obtain governmental permits and, in some instances, provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Violations of environmental, health and safety laws are subject to civil sanctions and, in some cases, criminal sanctions, including the suspension or revocation of permits. The failure to comply with environmental laws and regulations or liabilities related to hazardous substance contamination could result in project development delays, material financial impacts or other material impacts to our projects and activities, fines, penalties, lawsuits by the government or private parties, or material capital expenditures.

Additionally, environmental laws in some of the countries in which we operate require that we periodically perform audits and environmental impact studies at our mines. These studies could reveal environmental impacts that would require us to make significant capital outlays or cause material changes or delays in our intended activities.

Our current closure and reclamation cost estimate at La Libertad Mine, El Limon Mine, the Masbate Gold Project, the Otjikoto Mine and the Fekola Mine is approximately US$101.8 million on an undiscounted basis. These estimates are generally based on conceptual level engineering and will be updated periodically to reflect changes in site conditions and the LoM plans.

Environmental, Occupational Health and Safety, and Regulatory

We have adopted environmental and biodiversity policies designed to ensure environmental risks are adequately addressed while committing to environmental protection for all our activities. We have also adopted occupational health and safety policies designed to ensure the protection and promotion of the safety, human health, and welfare of our employees. We have also implemented Health, Safety & Environmental (“HSE”) Management System Standards and Occupational Health and Safety, Environmental and Biodiversity Performance Standards at the corporate level to provide minimum requirements for the development and implementation of both corporate and site HSE management systems. Our HSE Management System and Performance Standards are based on international standards including compliance with in-country regulations, relevant International Organization for Standardization (“ISO”) and Occupational Health, Safety and Security (“OHSAS”) standards, and reliance on the International Finance Corporation (“IFC”) Performance Standards and international best practices in cases where national regulatory systems are not sufficiently stringent. These management systems enable us to mitigate and manage the potential risks and impacts of our operations.

We implement the HSE management systems and manage HSE performance with dedicated HSE personnel at both the corporate and site levels. In addition, we have in place a Health, Safety, Environment and Social Committee of the Board to assist the Board in overseeing our health, safety, environmental and corporate social responsibility policies and programs, and our health, safety, environmental and corporate social responsibility performance.

The following is a brief summary of HSE management systems in place across our different projects:

•

Fekola Mine: With the transition in 2017 from construction to mine operations, the Fekola Mine has begun the formal development of its HSE management system according to the local and national regulatory requirements, as well as the requirements of the corporate HSE Management System and Performance Standards. The HSE management system and performance will be audited by independent experts, with initial baseline audits scheduled for February (HSE Management System Standards) and August (HSE Performance Standards) 2018.

•

Masbate Gold Project: Masbate Gold Project has developed and implemented an HSE management system based on our HSE Management System and Performance Standards. The HSE management system and performance includes annual internal auditing of the Masbate Gold Project by independent experts. In addition, the Masbate Gold Project maintains ISO 14001 certification and evaluates its management of cyanide in relation to the International Cyanide Management Code.

•

Otjikoto Mine: B2Gold Namibia (Proprietary) Limited (“B2Gold Namibia”) continues to develop and implement a full HSE management system that covers all corporate HSE management systems and performance standards requirements on health, safety, environment, and biodiversity. Otjikoto Mine undergoes annual audits by independent experts.

•

El Limon Mine: El Limon Mine continues to develop its HSE management system based on our HSE Management System and Performance Standards led by senior management, the HSE departments, and HSE Management System Coordinators. The HSE management system and performance includes annual auditing of the El Limon Mine by independent experts.

•

La Libertad Mine: La Libertad Mine continues to develop its HSE management system based on our HSE Management System and Performance Standards through its internal management system implementation committee. La Libertad Mine undergoes annual audits by independent experts.

•

Regional Exploration Projects: Regional exploration projects adhere to the same HSE policies as the rest of our projects, and apply specific standards, procedures, and processes as are relevant and applicable to the specific site.

•

Reclamation and Care and Maintenance Sites: Reclamation and care and maintenance sites adhere to the same HSE policies as the rest of our projects, and apply specific standards, procedures, and processes as are relevant and applicable to the site.

In addition, we work with occupational health, safety, and environmental regulatory agencies to ensure that the performance of our operations is at a level that is acceptable to the regulatory authorities. We encourage open dialogue and have prepared procedures for responding to concerns of all entities with respect to HSE issues.

SUMMARY OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Mineral Reserves are reported from pit designs and underground stope designs based on Measured and Indicated Mineral Resources. Mineral Resources are reported inclusive of those Mineral Resources that have been converted to Mineral Reserves.

Economic parameters such as mining costs, processing costs, metallurgic recoveries and geotechnical considerations have been applied to determine economic viability of the Mineral Reserves based on a gold price of US$1,250 per ounce (“/oz”). Mineral Reserves contained in stockpiles that meet the project-specific Mineral Reserve cutoff grades are also included for the Fekola, Masbate and Otjikoto Mines.

Mineral Resources amenable to open pit mining are constrained with conceptual pit shells defined by economic parameters and using a gold price of US$1,400/oz. Mineral Resources amenable to underground mining methods are reported above cutoff grades defined by site operating costs and using a gold price of US$1,400/oz. Gold grades are expressed in grams per tonne of gold (“g/t Au”).

Except where stated otherwise, Mineral Reserve and Resource estimates for B2Gold’s operating mines are reported from B2Gold’s Mineral Resource models that have been updated to account for mining depletion, using topographic surfaces as of December 31, 2017 and are reported on an attributable basis (details in Notes).

Probable Mineral Reserves Statement

Mine	Tonnes (t)	Gold Grade (g/t Au)	Contained Gold Ounces (oz)	Contained Gold Kilograms (kg)
Fekola	38,660,000	2.35	2,917,000	90,700
Masbate	88,520,000	0.85	2,420,000	75,300
Otjikoto	19,530,000	1.57	985,000	30,600
La Libertad	1,490,000	1.71	82,000	2,500
El Limon	820,000	4.20	110,000	3,400
Total Probable Mineral Reserves (includes stockpiles)			6,514,000	202,600

Notes:

1.

Mineral Reserves have been classified using the CIM Standards. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

2.

Fekola Mine: Mineral Reserves are reported on an 80% attributable basis; B2Gold expects that the State of Mali will hold a 20% interest in the Fekola Mine. For further details of B2Gold’s interest in the Fekola Mine, see the heading “Material Properties – Fekola Mine – Property Description, Location and Access”. The Mineral Reserves have an effective date of December 31, 2017. The Qualified Person for the reserve estimate is Peter D. Montano, P.E., who is B2Gold’s Project Director. Mineral Reserves are based on a conventional open pit mining method, gold price of US$1,250/oz, metallurgical recovery of 93%, and average operating cost estimates of US$2.65/t mined (mining), US$15.81/t processed (processing) and US$3.13/t processed (general and administrative). Reserve model dilution and ore loss was applied through whole block averaging such that at a 0.8 g/t Au cutoff there is a 2.8% increase in tonnes, a 3.1% reduction in grade and 0.5% reduction in ounces when compared to the Mineral Resource model. An additional 5% dilution and 2% ore loss was applied during pit optimization and scheduling. Mineral Reserves are reported above a cutoff grade of 0.8 g/t Au.

3.

Masbate Gold Project: Mineral Reserves are reported on a 100% attributable basis. Pursuant to the ore sales and purchase agreement between Filminera Resources Corporation (“Filminera”) and Philippine Gold Processing & Refining Corporation (“PGPRC”), B2Gold’s wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Gold Project. The Mineral Reserves have an effective date of December 31, 2017. The Qualified Person for the reserve estimate is Kevin Pemberton, P.E., who is B2Gold’s Chief Mine Planning Engineer. Mineral Reserves are based on a conventional open pit mining method, gold price of US$1,250/oz, modeled metallurgical recovery (resulting in average LoM metallurgical recoveries by pit that range from 65% to 82%), and operating cost estimates of US$1.50/t-$1.60/t mined (mining), a variable ore differential cost by pit (average cost is US$0.17), US$8.45/t processed (processing) and US$2.50–3.83/t processed (general and administrative). Dilution and ore loss were applied through block averaging such that at a cutoff of 0.49 g/t Au, there is a 7% increase in tonnes, a 6% reduction in grade and no change in ounces when compared to the Mineral Resource model. Mineral Reserves are reported at cutoffs that range from 0.44– 0.52g/t Au.

4.

Otjikoto Mine: Mineral Reserves for Otjikoto and Wolfshag are reported on a 90% attributable basis; the remaining 10% interest is held by EVI Mining (Proprietary) Ltd., a Namibian empowerment company (“EVI”). The Mineral Reserves have an effective date of December 31, 2017. The Qualified Person for the reserve estimate is Peter Montano, P.E., who is B2Gold’s Project Director. Mineral Reserves that will be mined by open pit methods assume a gold price of US$1,250/oz, metallurgical recovery of 98%, and operating cost estimates of US$1.79/t mined (mining), US$12.27/t processed (processing) and US$3.67/t processed (general and administrative). Dilution and ore loss was applied through block averaging such that at a cutoff of 0.45 g/t Au, there is a 1% decrease in tonnes, a 4% reduction in grade and 5% reduction in ounces when compared to the Mineral Resource model. Mineral Reserves are reported at a cutoff of 0.45 g/t Au.

5.

La Libertad Mine: Mineral Reserves are reported on a 100% attributable basis, and have an effective date of December 31, 2017. The Qualified Person for the estimate is Kevin Pemberton, P.E., who is B2Gold’s Chief Mine Planning Engineer. Mineral Reserves are based on a conventional open pit mining method, gold price of US$1,250/oz, metallurgical recoveries that range from 90% to 94%, and operating cost estimates of US$2.55/t mined (mining), US$13.93/t processed (processing) and US$4.31/t processed (general and administrative). Dilution and ore loss was applied to the Jabali material through block averaging such that at a cutoff of 0.73 g/t Au, there is a 10% increase in tonnes, a 27% reduction in grade and 20% reduction in ounces when compared to the Mineral  Resource model. No dilution is applied to spent-ore. Mineral Reserves are reported at cutoffs that range from 0.62–0.73 g/t Au.

6.

El Limon Mine: Mineral Reserves are reported on a 95% attributable basis; the remaining 5% interest is held by Inversiones Mineras S.A. (“IMISA”). The Mineral Reserves have an effective date of December 31, 2017. The Qualified Person for the estimate is Kevin Pemberton, P.E., who is B2Gold’s Chief Mine Planning Engineer. Mineral Reserves are based on underground long-hole stoping mining methods, gold price of US$1,250/oz, metallurgical recovery of 93.5%, and operating cost estimates of US$67.12– 82.39/t of ore mined (mining), US$24.61/t processed (processing) and US$11.57/t processed (general and administrative). Dilution of 24-37% is applied to most zones in addition to 90% mine recovery for all zones. Mineral Reserves are reported at cutoffs that range from 3.03–3.23 g/t Au.

7.

Stockpiles: Mineral Reserves in stockpiled material are reported in the totals for the Masbate, Otjikoto and Fekola mines, and were prepared by mine site personnel at each operation. Ore stockpile balances are derived from mining truck movements to individual stockpiles or detailed surveys, with grade estimated from routine grade control methods. Stockpile cutoffs vary by deposit, from 0.4– 0.7 g/t Au.

Measured and Indicated Mineral Resource Statement

Country	Mine or Project	Tonnes (t)	Gold Grade (g/t Au)	Contained Gold Ounces (oz)	Contained Gold Kilograms (kg)
Measured
Burkina Faso	Kiaka	27,310,000	1.09	953,000	29,600
Total Measured Mineral Resources				953,000	29,600
Indicated
Mali	Fekola	59,170,000	2.08	3,948,000	122,800
Philippines	Masbate	120,430,000	0.88	3,411,000	106,100
Namibia	Otjikoto	35,390,000	1.33	1,513,000	47,100
Nicaragua	La Libertad	2,660,000	2.44	209,000	6,500
	El Limon	2,310,000	5.05	375,000	11,700
Burkina Faso	Kiaka	96,830,000	0.96	2,986,000	92,900
Colombia	Gramalote	79,660,000	0.75	1,926,000	59,900
Total Indicated Mineral Resources (includes stockpiles)				14,368,000	446,900
Measured and Indicated
Mali	Fekola	59,170,000	2.08	3,948,000	122,800
Philippines	Masbate	120,430,000	0.88	3,411,000	106,100
Namibia	Otjikoto	35,390,000	1.33	1,513,000	47,100
Nicaragua	La Libertad	2,660,000	2.44	209,000	6,500
	El Limon	2,310,000	5.05	375,000	11,700
Burkina Faso	Kiaka	124,140,000	0.99	3,938,000	122,500
Colombia	Gramalote	79,660,000	0.75	1,926,000	59,900
Total Measured and Indicated Mineral Resources 15,321,000 (includes stockpiles)				15,321,000	476,500

Inferred Mineral Resource Statement

Country	Mine or Project	Tonnes (t)	Gold Grade (g/t Au)	Contained Gold Ounces (oz)	Contained Gold Kilograms (kg)
Mali	Fekola	4,190,000	1.69	227,000	7,100
	Anaconda	18,350,000	1.11	652,000	20,300
Philippines	Masbate	7,200,000	0.84	193,000	6,000
Namibia	Otjikoto	4,600,000	1.70	251,000	7,800
Nicaragua	La Libertad	3,170,000	4.42	451,000	14,000
	El Limon	5,920,000	4.85	923,000	28,700
Burkina Faso	Kiaka	27,330,000	0.93	815,000	25,300
	Toega	14,200,000	2.01	916,000	28,500
Colombia	Gramalote	61,330,000	0.52	1,025,000	31,900
Total Inferred Mineral Resources				5,455,000	169,700

Notes:

1.

Mineral Resources have been classified using the CIM Standards. Mineral Resources are reported inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

2.

Fekola Mine: Mineral Resources are reported on an 80% attributable basis; B2Gold expects that the State of Mali will hold a 20% interest in the Fekola Mine. For further details of B2Gold’s interest in the Fekola Mine, see the heading “Material Properties – Fekola Mine – Property Description, Location and Access”. The Mineral Resources have an effective date of December 31, 2017. The Qualified Person for the resource estimate is Tom Garagan, P.Geo., who is B2Gold’s Senior Vice President, Exploration. The Qualified Person for the stockpile estimate is Peter Montano, P.E., who is B2Gold’s Project Director. Mineral Resource estimates assume an open pit mining method, gold price of US$1,400/oz, metallurgical recovery of 93%, and average operating cost estimates of US$2.65/t mined (mining), US$15.81/t processed (processing) and US$3.13/t processed (general and administrative). Mineral Resources are reported at a cutoff of 0.6g/t Au.

3.

Anaconda: Mineral Resources are reported on an 85% attributable basis; under the Mali Mining Code (2012), the State of Mali has the right to a 10% free carried interest and has an option to acquire an additional 10% participating interest, and 5% is held by a third party. The Mineral Resources have an effective date of March 22, 2017 and are considered current as of December 31, 2017. The Qualified Person for the resource estimate is Tom Garagan, P.Geo., who is B2Gold’s Senior Vice President, Exploration. The Qualified Person for the stockpile estimate is Peter Montano, P.E., who is B2Gold’s Project Director. Mineral Resource estimates assume an open pit mining method, gold price of US$1,400/oz, metallurgical recovery of 95%, and average operating cost estimates of US$1.75/t mined (mining), US$8.10/t processed (processing) and US$2.75/t processed (general and administrative). Mineral Resources are reported at a cutoff of 0.35g/t Au.

4.

Masbate Gold Project: Mineral Resources are reported on a 100% attributable basis. Pursuant to the ore sales and purchase agreement between Filminera and PGPRC, B2Gold’s wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Gold Project. The Mineral Resources have an effective date of December 31, 2017. The Qualified Person for the resource estimate is Tom Garagan, P.Geo., who is B2Gold’s Senior Vice President, Exploration. Mineral Resource estimates assume an open pit mining method, gold price of US$1,400/oz, modeled metallurgical recovery (resulting in average LoM metallurgical recoveries by pit that range from 65% to 82%), and operating cost estimates of US$1.50-$1.60/t mined (mining), a variable ore differential cost by pit (average cost is US$0.17), US$8.45/t processed (processing) and US$2.50–3.83/t processed (general and administrative). Mineral Resources are reported at an average cutoff of 0.43 g/t Au.

5.

Otjikoto Mine: Mineral Resources are reported on a 90% attributable basis; the remaining 10% interest is held by EVI. The Mineral Resources have an effective date of December 31, 2017. The Qualified Person for the resource estimate is Tom Garagan, P.Geo., who is B2Gold’s Senior Vice President, Exploration. The Qualified Person for the stockpile estimate is Peter Montano, P.E., who is B2Gold’s Project Director. Mineral Resource estimates that are amenable to open pit mining methods assume a gold price of US$1,400/oz, metallurgical recovery of 98%, and operating cost estimates of US$1.79/t mined (mining), US$12.27/t processed (processing) and US$3.67/t processed (general and administrative). Mineral Resources that are amenable to open pit mining are reported at a cutoff of 0.40 g/t Au. Mineral Resources that are amenable to underground mining are reported at cutoff of 2.60 g/t Au.

6.

La Libertad Mine: Mineral Resources are reported on a 100% attributable basis, and have an effective date of December 31, 2017. The Qualified Person for the estimate is Brian Scott, P.Geo., who is B2Gold’s Vice President, Geology and Technical Services. The Mineral Resource estimates amenable to open pit mining assume a gold price of US$1,400/oz, metallurgical recoveries that range from 90% to 94%, and operating cost estimates of US$2.55/t mined (mining), US$13.93/t processed (processing) and US$4.31/t processed (general and administrative). Mineral Resources amenable to open pit mining are reported at cutoffs that range from 0.55– 0.65 g/t Au. Mineral Resources amenable to underground mining are reported at cutoffs that range from 2.0–2.1 g/t Au.

7.

El Limon Mine: Mineral Resources are reported on a 95% attributable basis; the remaining 5% interest is held by IMISA. Mineral Resources for El Limon Central have an effective date of January 31, 2018. All other Mineral Resources have an effective date of December 31, 2017. The Qualified Person for El Limon Central estimates is Tom Garagan, P.Geo., B2Gold’s Senior Vice President, Exploration. The Qualified Person for the other estimates is Brian Scott, P.Geo., B2Gold’s Vice President, Geology and Technical Services. Mineral Resource estimates assume a gold price of US$1,400/oz, metallurgical recovery of 93.5%, and operating cost estimates of US$67.12–82.39/t of ore mined from underground (mining), US$2.22/t of ore mined from open pit (mining), US$24.61/t processed (processing) and US$11.57/t processed (general and administrative). Mineral Resources amenable to underground mining are reported at cutoffs that range from 2.8 –2.9 g/t Au. Mineral Resources amenable to open pit mining are reported at cutoffs that range from 1.1 - 1.2 g/t Au.

8.

Kiaka Project: Mineral Resources are reported on an 81% attributable basis; the remaining interest is held by GAMS-Mining F&I Ltd (9%) a Cypriot company, and the Government of Burkina Faso (10%) (including the 10% interest that will be transferred to the Burkina Faso government if the project advances). The Mineral Resource estimate has an effective date of January 8, 2013. The Qualified Person for the estimate is Ben Parsons, MSc, MAusIMM (CP), Principal Consultant for SRK Consulting. Mineral Resources assume an open pit mining method, gold price of US$1,400/oz, metallurgical recovery of 89.8%, and operating cost estimates of US$1.58/t mined (mining), US$11.89/t processed (processing, and general and administrative). Mineral Resources are reported at a cutoff of 0.4 g/t Au.

9.

Toega Project: Mineral Resources are reported on an 81% attributable basis; the remaining interest is held by GAMS-Mining F&I Ltd (9%) a Cypriot company, and the Government of Burkina Faso (10%) (including the 10% interest that will be transferred to the Burkina Faso government if the project advances). The Mineral Resource estimate has an effective date of January 8, 2018. The Qualified Person for the estimate is Tom Garagan, P.Geo., who is B2Gold’s Senior Vice President, Exploration. Mineral Resources assume an open pit mining method, gold price of US$1,400/oz, metallurgical recovery of 86.2%, and operating cost estimates of US$2.50/t mined (mining), US$10.00/t processed (processing) and US$2.10/t processed (general and administrative). Mineral Resources are reported at a cutoff of 0.6 g/t Au.

10.

Gramalote Project: Mineral Resources are reported on a 49% attributable basis; the remaining 51% interest is held by AngloGold Ashanti Limited. Mineral Resources have an effective date of August 31, 2016. The Qualified Person for the estimate is Vaughan Chamberlain, FAusIMM, Senior Vice President, Geology and Metallurgy for AngloGold. Mineral Resources assume an open pit mining method, gold price of US$1,400, metallurgical recovery of 84% for oxide and 95% for sulphide, and operating cost estimates of US$2.30/t mined (mining), US$3.32 for oxide and US$5.71/t for sulphide processed (processing) and US$1.37/t processed (general and administrative). Mineral Resources are reported at cutoffs of 0.13 g/t Au for oxide and 0.17g/t Au for sulphide.

11.

Stockpiles: Mineral Resources in stockpiled material are reported in the totals for the Masbate, Otjikoto, and Fekola mines, and were prepared by mine site personnel at each operation. Ore stockpile balances are derived from mining truck movements to individual stockpiles or detailed surveys, with grade estimated from routine grade control methods. Stockpile cut-offs vary by deposit, from 0.25–0.7 g/t Au.

MATERIAL PROPERTIES

Fekola Mine

Certain portions of the following information are derived from and based on the technical report entitled “NI 43-101 Technical Report Feasibility Study on the Fekola Gold Project in Mali” that has an effective date of June 30, 2015, and was prepared by Tom Garagan, P.Geo, William Lytle, P.E, Peter Montano, P.E., Ken Jones, P.E., Sandra Hunter, MAusIMM(CP), and David J. T. Morgan, MIEAust CPEng (the “Fekola Feasibility Study”) and is based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Fekola Mine, please refer to the Fekola Feasibility Study, which is available on SEDAR at www.sedar.com. Information that postdates the Fekola Feasibility Study is provided by the Company.

Property Description, Location, and Access

The Fekola Mine is situated in southwestern Mali, on the border between Mali and Senegal. The Fekola deposit is located about 210 kilometres (“km”) south of Kayes and approximately 40 km south of the city of Kéniéba, in the Kayes Region. From Bamako, the Malian capital, it is about a 480 km drive along the Millennium Highway to Kéniéba, then 40 km from the Millennium Highway to the mine site. The mine can also be accessed by road from Dakar in Senegal. The mine is serviced by a purpose-built gravel airstrip.

Permit number 0070/PM-RM (the “Médinandi Exploitation License”), which has an area of 75 square kilometers (“km2”) was granted on February 13, 2014, and is valid to February 2044, a 30-year term. The Médinandi Exploitation License was initially held in the name of Songhoi. B2Gold initially acquired a 90% interest in Songhoi through the acquisition of Papillon in October 2014 and purchased the remaining 10% non-controlling interest in Songhoi held by Mani SARL (“Mani”) through a subsequent transaction in January 2015. B2Gold holds an additional two exploration licences in the Fekola area and four in the southern part of Mali.

Fekola S.A., the new Malian exploitation company, was incorporated on March 17, 2016 and merged with Songhoi in December 2016 to become the holder of the Médinandi Exploitation Licence. The Company will contribute a 10% free carried interest in Fekola S.A. to the State of Mali as required under the 2012 Mining Code. Under the 2012 Mining Code, the State of Mali also has the option to purchase an additional 10% participating interest in Fekola S.A., which it has confirmed its intent to exercise. As a result, it is expected that the State of Mali will hold a 20% interest in Fekola S.A. B2Gold signed the Fekola Convention in the form required under the 2012 Mining Code that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Mine with the State of Mali. In August 2017, B2Gold finalized certain additional agreements with the State of Mali including the Fekola Shareholders Agreement, Share Purchase Agreement and an amendment to the Fekola Convention to address and clarify certain issues under the 2012 Mining Code. The Fekola Convention, as amended, will govern the procedural and economic parameters pursuant to which B2Gold will operate the Fekola Mine. The Fekola Shareholders Agreement and the Share Purchase Agreement for the purchase of the additional 10% of Fekola S.A. have been finalized and signed by the relevant Malian government ministers and the Malian Council of Ministers, subject to ratification by the Mali National Assembly, which is now expected at their next scheduled sitting in April 2018. Upon such ratification, B2Gold will transfer ownership of 20% of Fekola S.A. to the State of Mali. The first non-participating10% of the State of Mali's ownership will entitle it to an annual priority dividend equivalent to 10% of calendar net income of Fekola S.A. The second fully participating 10% of the State of Mali's interest will entitle it to ordinary dividends payable on the same basis as any ordinary dividends declared and payable to B2Gold for 80% interest.

The State of Mali owns all surface rights in the Fekola Mine area, and no surface rights have been registered to a private entity. There are a number of small villages in the Exploitation License area, but there are currently no known inhabitants in a “no-go” zone, which is the area required for mining operations, infrastructure, and a 500 metre (“m”) buffer zone around the active blasting area. Farmers and other inhabitants have previously been relocated and compensation has been paid and there are no expected future payments or liabilities associated with the completed relocation effort. The Company is also relocating the village of Fadougou, located adjacent to the main Fekola pit. While the relocation of the village was not a requirement in the construction permit, after extensive stakeholder engagement with the local population, the Company decided to proceed with it because of the near proximity of the village to the mine site. Relocation will be completed in accordance with a Resettlement Action Plan (“RAP”) that was completed by an independent consultant in consultation with all stakeholders. The RAP has been approved by the appropriate Malian authorities and the Company is currently building the new village. It is anticipated that the relocation process will take two years to complete.

A 1.65% royalty is payable to Zoumana Traore SARL.

The financial model in the Fekola Feasibility Study was prepared on a pre-tax basis. The 2012 Mining Code introduced an ad valorem tax applicable to all substances, the taxable basis of which is the square-mine value of extracted substances, exported or not, minus intermediary fees and expenses. The tax rate is based on specified mining groups. Gold and other precious metals are levied at a 3% royalty rate.

Value-added tax (“VAT”) is payable in Mali; however, the 2012 Mining Code has a provision that exploitation license holders have a three-year VAT exemption period. Corporate income tax in Mali is 30%. For exploitation license holders, there is a 15-year period from the start of production where the corporate income tax is reduced to 25%.

A new tax has been introduced applying to holders of an exploitation license that produce, in one year, more than 10% of the expected quantity fixed in the annual production program approved by its shareholders’ general assembly. This new tax consists of standard taxes and rights applying to operations and results relating to overproduction.

A special tax on certain products (Impôt Spécial sur Certains Produits or “ISCP”), calculated on the basis of turnover exclusive of VAT, also applies and is based on the specified mining group assignment. Under the Fekola Convention, the applicable ISCP rate is 3%. Fekola S.A. is also subject to a stamp duty of 0.6% of its revenue.

To the extent known, there are no other significant factors or risks that might affect access or title to, or the right or ability to perform work on, the property, including permitting and environmental liabilities to which the project is subject that are not discussed in this Annual Information Form.

History

A number of companies have completed exploration activities in the general Fekola area, including Société Nationale de Recherches et d’Exploitation des Ressources Minières de Mali, Bureau de Recherches Géologiques et Minières, the Guefest Company, Western African Gold and Exploration S.A., Randgold Resources Ltd., Central African Gold plc (“Central African”) and Papillon.

The work programs included geological reconnaissance, interpretation of Landsat and aeromagnetic data, regional geological and regolith mapping, ground induced polarization (“IP”) geophysical surveys, airborne magnetic and electromagnetic (“EM”) surveys, soil, rock, and termite geochemical sampling, trenching, auger, rotary air blast (“RAB”), air core, reverse circulation (“RC”) and core drilling, Mineral Resource and Mineral Reserve estimates and updates to those estimates, environmental studies to support environmental permit applications, geotechnical and hydrological surveys and water sampling, topographic surveys, metallurgical sampling, upgrading of access roads and the accommodation camp, and mining and technical studies. There are no historical estimates that are relevant to the current Mineral Resources and Mineral Reserves.

Using assumptions and allowances in the 2004 Australasian JORC Code, Papillon completed a scoping-level study in 2012, and a pre-feasibility study in 2013; both studies indicated positive project economics using the assumptions in the studies. B2Gold completed the Fekola Feasibility Study in 2015, and subsequently commenced mine development activities on the Fekola deposit. B2Gold discovered the Anaconda zone in 2014 and announced an initial Mineral Resource estimate for the zone in 2017.

Fekola Mine construction was successfully completed in late September 2017, and the mine achieved commercial production on November 30, 2017, one month ahead of the revised schedule and four months ahead of the original schedule.

There are known zones of artisanal mining activity within the Fekola Mine area.

Geological Setting, Mineralization, and Deposit Types

The Fekola deposit and Anaconda zone are hosted in Birimian Supergroup rocks within the eastern portion of the Paleo-Proterozoic Kédougou–Kéniéba inlier, which covers eastern Senegal and western Mali. They are considered to be examples of orogenic-style gold deposits.

The Fekola deposit is hosted by a moderate to steeply west dipping, folded sequence of marine meta-sediments of the Kofi group. The deposit has been subjected to greenschist facies metamorphism. Gold mineralization is associated with fine-grained disseminated pyrite and local pyrite veinlets. Mineralization has been traced over a strike extent of approximately 1.5 km, to depths of as much as 500 m below surface, and up to 300 m wide. The greatest continuity is observed within a high-grade shoot (>2 g/t Au) which plunges approximately 13° to the north–northwest. Mineralization remains open at depth, down plunge, and to the north.

The Anaconda prospect is hosted by deeply weathered Kofi group meta-sediments and minor intrusive units. It is comprised of several distinct zones that occur as flat-lying to slightly dipping mineralized zones within saprolite and saprock. The combined Anaconda-Adder saprolite zone extends over 4.5 km along strike and up to 500 m wide at Anaconda and up to 200 m wide at Adder. Within these zones, mineralized saprolite varies from several metres to over 40 m thick, with an average true thickness of approximately 13.5 m. Mineralization remains open along strike.

Exploration

Exploration activities completed by the Company include a light detection and ranging survey; regolith and geological mapping; geochemical soil, termite mound, rock chip and grab sampling; ground geophysical surveys (IP, gradient, resistivity, pole–dipole, gravimetric); airborne geophysical surveys (aeromagnetic); and pitting and trenching.

Geochemical sampling was used as a first-pass tool to define areas of gold anomalism. Geophysical data have been used to develop the broad lithological and structural framework for the project area. Pits and trenches were used to provide additional information on areas of gold anomalism and were completed as part of the geotechnical appraisal of the planned plant and tailings storage facility areas.

In addition to the Fekola deposit and Anaconda zone, exploration activities undertaken to date have identified the following prospects:

•	New drill results in the upper portion of the Fekola North Extension (formerly Kiwi zone) indicate it is part of the Fekola zone and has significantly extended mineralization down plunge to the north.
•	New drill results above the deeper portion of the Fekola North Extension (formerly Fekola Deeps) have intersected wide zones of good-grade mineralization, closer to surface, and up to 600 m north of the Fekola resource pit boundary.
•	At Anaconda, several bedrock structures have been identified below the saprolite, which may have weathered to create the extensive zones of saprolite-hosted gold mineralization. These mineralized bedrock structures have the potential to host new additional Fekola-style zones.

B2Gold’s current and planned exploration activities are discussed under Fekola Mine - Exploration, Development, and Production.

Drilling

Drilling has been completed in support of exploration evaluations, Mineral Resource and Mineral Reserve estimates, mine planning, geotechnical and hydrogeological evaluations, and infrastructure site sterilization (condemnation drilling).

Drilling completed at Fekola includes auger, RAB, aircore, RC, and core drilling methods. Drilling and sampling completed prior to January 2007 are not considered part of the current active database and are not used in support of Mineral Resource estimation. Drilling completed as of December 31, 2017 on the licences in Mali includes 513 core holes (115,590 m), 2,182 RC holes (246,667 m), 2,809 aircore holes (115,165 m), 1,166 RAB holes (24,064 m) and 12,606 auger holes (113,367 m).

Drilling that supports the Fekola Mineral Resource estimates was completed from January 2007 to May 26, 2016. A total of 685 drill holes (131,750 m) were available in the immediate area of the Mineral Resource estimates. There are 211 core holes (62,834 m), 433 RC holes (54,404 m) and 41 holes (14,512 m) that commenced with an RC collar and were completed with core.

The drill hole database cutoff date for the Anaconda Mineral Resource estimates was March 22, 2017. Drilling includes 1,629 aircore drill holes (66,550 metres), 266 RC holes (31,778 metres) and 112 diamond drill core holes (8,720 metres) for a total of 2,007 drill holes (107,048 metres of drilling). Drill core is photographed, logged and recoveries are recorded. For RC and aircore samples, moisture content and sample weight are recorded to ensure adherence to optimum drill recovery practices. Drill hole collar locations are surveyed using global positioning system (“GPS”) instruments. Down-hole surveys are performed at regular down-hole intervals using Reflex instrumentation. Most of the drill holes at Fekola are drilled at -50º to -55º to the east (N90 E) which intersects the main mineralized zone at a high angle. In general, true thicknesses are 70% to 80% of the sampled length. Drilling at Anaconda is mostly oriented either vertically or -60º to -75º to the east. In general, true thicknesses and down holes thicknesses are similar as drill hole orientation was locally adjusted depending on the orientation of the mineralization.

The 2017 drill program completed the following: auger (3,700 holes for 43,408 m), aircore (694 holes for 32,665 m); RC (428 drill holes for 47,005 m); and core drilling (151 drill holes for 27,691 m). This exploration was conducted on numerous targets in the Fekola Mine, Fekola regional and Mali South areas.

Geologically encouraging and/or economic drill intercepts identified in saprolite or fresh rock from the 2017 drill campaign will be further drill tested in 2018 to determine geometry and grade continuity of these zones. The Fekola North extensions beyond the design pit limits and the exploration for hard rock sources in the Anaconda area will be of primary importance in early 2018.

Sampling, Analysis, and Data Verification

RC and aircore samples are collected at 1 m intervals in plastic bags using a cyclone, and split using a cone or riffle splitter and a three-tier split. Core is typically sampled on 1 m average intervals with breaks at lithological contacts and alteration boundaries. Following splitting with a diamond saw, core samples are organized into shipments and the primary laboratory takes possession of the samples at site and transports them to Bamako for preparation and analysis.

The primary assay laboratory for 2017 was SGS Bamako in Mali. Since July 2017, Bureau Veritias, Abidjan, Cote D’Ivoire (“BV Abidjan”) has been used as an alternate primary laboratory, due to high sample volumes. The Fekola Mine laboratory was also employed for non-critical samples. SGS Bamako serves as the umpire/secondary laboratory for the BV Abidjan and the minesite laboratory samples. BV Abidjan serves as the umpire/secondary laboratory for SGS Bamako samples. Currently there are no commercial mineral laboratories that are fully accredited under ISO17025 in West Africa. SGS advised that SGS Bamako is currently being assessed by the South African National Accreditation System under ISO17025. Samples selected for multi-element analysis are shipped through BV Abidjan to Bureau Veritas/Acme Vancouver. Bureau Veritas advised that BV Abidjan is currently operating using protocols that are in line with ISO9001 and ISO17025 requirements, and that the accreditation process for the laboratory has been initiated. The SGS and BV Abidjan laboratories are independent of B2Gold and its predecessors.

Samples are dried, crushed to 75% passing 2 millimetres (“mm”), and pulverized to 85% passing 75 µm. Gold analysis at SGS consists of a 50 g fire assay with an atomic absorption spectrometer (“AAS”) and/or gravimetric finish, a method which is within industry norms. Bureau Veritas/ACME uses an aqua regia digest, with an inductively-coupled plasma finish for the multi-element analyses.

Density determinations are performed by site personnel on whole core samples, using the water displacement method. There are currently 18,465 density measurements, of which 11,057 density measurements were completed in 2017.

Quality assurance and quality control (“QA/QC”) measures include regular insertion of certified reference, field duplicate and blank sample materials prior to submission of samples to the laboratory to monitor laboratory accuracy and precision and sampling sequencing and precision. QA/QC sample insertion rates are 1:35 for standards and blanks. QA/QC data are reviewed on a continuous basis. Data imported into the project database are subject to validation, which includes checks on surveys, collar co-ordinates, lithology data, and assay data. The checks are appropriate, and consistent with industry norms.

Sample security measures practiced include moving RC samples and core from the drill site to the Fekola camp yard at the end of each drill shift, and tracking sample shipments using industry-standard procedures. B2Gold is of the opinion that the core storage is secure because the Fekola camp is remote, access is strictly controlled and a B2Gold (previously Papillon) representative has always been present in the camp.

No material issues with the project database including sampling protocols, flowsheets, check analysis program or data storage have been identified to date from the checks performed. The project database is acceptable for use in Mineral Resource and Mineral Reserve estimation, and can be used to support mine planning.

Mineral Processing and Metallurgical Testing

Metallurgical test work has been primarily performed by SGS Canada in Lakefield, Ontario ("SGS Lakefield"). SGS Lakefield is accredited to the requirements of ISO/IEC 17025 for relevant mineralogical, geochemical and trade mineral tests conducted for the Fekola Feasibility Study. Additional testing facilities involved in the study include BBA (leach optimization study), FLSmidth (thickener testing) and Jenike and Johanson (ore flow properties for the stockpile reclaim system design).

Completed test work included comminution tests; materials handling properties studies; mineralogical studies; metallurgical composite head analyses, gravity recoverable gold analyses; comparisons of whole ore and carbon-in-leach (“CIL”) methods; evaluations of leach performances; cyanide destruction test work; and evaluation of engineering data, including testing of oxygen uptake, slurry rheology, carbon kinetics and thickener settling rate.

Based on analysis of results the following conclusions can be drawn from the metallurgical and comminution test work programs:

•

The Fekola deposit is classified as hard to very hard competency with above average grinding energy requirements and is moderate to highly abrasive. The ore is amenable to primary crushing followed by a semi-autogenous grind (“SAG”) mill and ball mill grinding circuit with pebble crushing (“SABC”).

•	Fekola ore is predominantly “free milling”, not “preg robbing” and is amenable to gold extraction by conventional cyanidation.
•

A gravity separation circuit is not warranted for the Fekola deposit. Instead, a carbon column adsorption circuit was included to recover dissolved gold leached in the grinding circuit to facilitate early recovery of gold, particularly during high gold head grade periods.

•

The optimum leaching conditions identified are 24 hour cyanidation with 350 ppm sodium cyanide (“NaCN”), initial lead nitrate addition of 100 g/t, pH 10.3–10.5, dissolved oxygen levels of ~15 ppm and a pulp density of 45% solids. The addition of lead nitrate and dissolved oxygen levels of 15 ppm is found to be beneficial in leach kinetics and overall recovery. Anticipated lime and cyanide addition rates are moderate.

•

The ore typically yields good recoveries (87% to 97%). Test work results show a logarithmic relationship between the measured gold head grade and resulting gold extraction under optimised leach conditions at a grind size of 75 micrometers (“µm”). A grind optimisation study was updated to evaluate the effect of grind size on project economics. The evaluation compared gold revenue against operating and capital expenditure for the grind sizes considered. A grind size (P80) of 75 µm is considered to be the economic optimum for the Fekola Mine.

•

Based on the absence of any preg robbing characteristics and very good adsorption properties, a whole ore leach/carbon-in-pulp (“CIP”) circuit has been selected for the Fekola process flowsheet. There were no deleterious elements in any of the Fekola samples evaluated in the metallurgical test program which negatively affect gold recovery.

•	The cyanidation tailings responded well to cyanide destruction treatment using the SO2/Air process.

The ore has a thickener specific settling rate of 0.3 square metres per tonne per day for both the leach and tailings thickener duties.

At a gold head grade of 2.50 g/t Au, the predicted gold extraction is 93.7%, and the estimated plant gold recovery is 92.7% .

On the Anaconda saprolite project two master composites and 28 variability samples were collected in 2017 and sent to SGS Labs in Lakefield, Ontario, Canada for leach optimization and recovery test work. Results from that testwork indicate an average gold recovery of 95.3% can be achieved using conventional leach/CIP technology. The Anaconda process flowsheet would be similar at Fekola’s, except the front end of the Anaconda plant would implement a sizer and a ball mill for size reduction prior to gold extraction in the leach circuit. SO2/Air cyanide destruction was also evaluated in the Anaconda metallurgical test program and worked very well for cyanide removal from CIP tailings. The cyanide destruction product would be thickened similar to Fekola prior to disposal in a lined storage impoundment.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

Fekola Deposit

The Mineral Resource estimate for Fekola was built using implicitly-modeled mineralization domains set at four nominal grade thresholds. The overall interpretation and dimensions of the mineralization domains were controlled by the lithology model, regional folding, faulting, and shear zones. Assays were capped by mineralization and regolith domains (fresh rock or saprolite) prior to compositing to 3 m downhole intervals. An average density across all mineralization domains was used for tonnage estimates.

Regolith surfaces for base of overburden and base of saprolite (includes laterite and saprock) were also modeled. Most (>97%) of the Mineral Resource is hosted in fresh rock.

Gold grades were estimated using ordinary kriging (“OK”) using hard boundaries for each mineralization domain. Block grade estimates were validated by visual comparison to composite grades, comparison of global block statistics to the nearest-neighbour (“NN”) model, swath plots to check for local bias, comparison to the previously reported mineral resource estimate and comparison to change-of-support distributions.

Indicated Mineral Resource classification is supported by an approximate drill spacing of 40 x 40 m and Inferred Mineral Resource classification is supported by an approximate drill spacing of 80 x 80 m.

Mineral Resources are confined within pit shells that used a gold price of $1,400/oz, and reported above an average gold cutoff grade of 0.6 g/t Au. The Mineral Resource pit shells were run using the same costs, recovery, and pit slope assumptions as those used to constrain the Mineral Reserve estimates.

Anaconda Zone

The Mineral Resource estimates for the Anaconda zone are based on modeled surfaces of the bases of laterite, saprolite and saprock using detailed drill hole logging of weathering intensity and lithology. Mineralization zones at nominal grade thresholds of 0.2 g/t gold and 0.6 g/t gold were built in three dimensions (“3D”) and used to control the gold grade estimates.

Assays were capped at different levels by grade shell and for laterite with capping applied prior to compositing to 2 m lengths. Block model gold grades were estimated using OK with hard boundaries at the mineralization zone contacts. Densities based on dry bulk measurements made at site were applied to laterite, saprolite and saprock.

Inferred Mineral Resources are supported by a nominal drill hole spacing of 80 x 80 m with 90% of the resource drilled to 40 x 40 m drill spacing.

The block model estimates were validated by visual comparison to composite grades, comparison of global block statistics to the NN model and swath plots by domain to check for local bias. Mineral Resource estimates for the Fekola deposit and Anaconda zone are reported from B2Gold’s Mineral Resource models within economically-constrained pit shells.

The Mineral Resource estimate for Fekola accounts for mining depletion as of December 31, 2017 and 2018 budgeted costs. It is considered current and has an effective date as of December 31, 2017. The Mineral Resource estimate for the Anaconda zone was effective as of March 22, 2017 and is current as of December 31, 2017.

Fekola Indicated Mineral Resources Statement

Area	Tonnes (t)	Gold Grade (g/t Au)	Contained Gold Ounces (oz)	Contained Gold Kilograms (kg)
Fekola	56,610,000	2.04	3,719,000	115,700
ROM Stockpiles	2,550,000	2.79	229,000	7,100
Total Indicated	59,170,000	2.08	3,948,000	122,800

Fekola and Anaconda Inferred Mineral Resources Statement

Area	Tonnes (t)	Gold Grade (g/t Au)	Contained Gold Ounces (oz)	Contained Gold Kilograms (kg)
Fekola	4,190,000	1.69	227,000	7,100
Anaconda	18,350,000	1.11	652,000	20,300
Total Inferred	22,530,000	1.22	879,000	27,300

Notes:

1.

Mineral Resources have been classified using the CIM Standards. Mineral Resources are reported inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2.	All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.
3.

For Fekola, Mineral Resources are reported on an 80% attributable basis; B2Gold expects that the State of Mali will hold a 20% interest in the Fekola Mine. For further details of B2Gold’s interest in the Fekola Mine, see the heading “Material Properties – Fekola Mine – Property Description, Location and Access”.

4.	For Anaconda, Mineral Resources are reported on an 85% attributable basis; under the Mali Mining Code (2012), the State of Mali has the right to a 10% free carried interest and has an option to acquire an additional 10% participating interest, and 5% is held by a third party.
5.	The Qualified Person for the resource estimate is Tom Garagan, P.Geo., who is B2Gold’s Senior Vice President, Exploration.
6.	The Qualified Person for the stockpile estimate is Peter Montano, P.E., who is B2Gold’s Project Director.
7.

Mineral Resource estimates for Fekola and Anaconda assume an open pit mining method and a gold price of US$1,400/oz, For Fekola, a metallurgical recovery of 93%, and average operating cost estimates of US$2.65/t mined (mining), US$15.81/t processed (processing) and US$3.13/t processed (general and administrative) were used for pit shell generation. For Anaconda, a metallurgical recovery of 95%, and average operating cost estimates of US$1.75/t mined (mining), US$8.10/t processed (processing) and US$2.75/t processed (general and administrative) were used for pit shell generation.

8.	Mineral Resources are reported at a cutoff of 0.6 g/t Au for Fekola and at a cutoff of 0.35 g/t Au for Anaconda.

Mineral Reserves

Indicated Mineral Resources were converted to Probable Mineral Reserves based on the August 2016 resource model update, following consideration of the following modifying factors.

Reserve model dilution and ore loss were applied through whole block averaging such that at a 0.8 g/t Au cutoff there is a 2.8% increase in tonnes, a 3.1% reduction in grade and 0.5% reduction in ounces when compared to the Mineral Resource model. An additional waste dilution factor of 5% and ore recovery factor of 98% was applied globally to the block model. The mining cost estimates include grade control drilling and sampling costs to achieve sufficient data resolution for the delineation of the ore outlines. The owner mining cost estimates were derived from the initial mining equipment productivity and cost estimates, then adjusted based on Fekola operating costs and longer-term cost data for similar B2Gold projects. The average mining cost reported for the optimal pit shell is $2.65 per tonne (“/t”) mined. Processing costs for the optimal shell were $15.81/t, and general and administration costs were $3.13/t. The optimization included taxes, royalties, and stamp duties totalling 8.25% . During review of the pit optimization results a $1,100/oz gold optimum shell was selected as the design basis for the ultimate pit.

The ultimate pit and internal phase designs are based on the optimum shells and are constrained by geotechnical parameters, minimum mining widths, and other operational parameters. Mineral Reserves include stockpiled ore as accounted for by mine staff and are based on grade control estimations and surveyed stockpile volumes.

The Mineral Reserve estimate for Fekola accounts for mining depletion as of December 31, 2017 and 2018 budgeted costs. It is considered current and has an effective date as of December 31, 2017, and has been modified from the Indicated Mineral Resources. No Proven Mineral Reserves have been reported.

Fekola Probable Mineral Reserves Statement

Area	Tonnes (t)	Gold Grade (g/t Au)	Contained Gold Ounces (oz)	Contained Gold Kilograms (kg)
Open Pit	36,100,000	2.32	2,687,000	83,600
Stockpiles	2,550,000	2.79	229,000	7,100
Total Probable	38,660,000	2.35	2,917,000	90,700

Notes:

1.	Mineral Reserves have been classified using the CIM Standards.
2.	All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.
3.

Mineral Reserves are reported on an 80% attributable basis; B2Gold expects that the State of Mali will hold a 20% interest in the Fekola Mine. For further details of B2Gold’s interest in the Fekola Mine, see the heading “Material Properties – Fekola Mine – Property Description, Location and Access”.

4.	The Qualified Person for the reserve estimate is Peter D. Montano, P.E., who is B2Gold’s Project Director.
5.

Mineral Reserves are based on a conventional open pit mining method, gold price of US$1,250/oz, metallurgical recovery of 93%, and average operating cost estimates of US$2.65/t mined (mining), US$15.81/t processed (processing) and US$3.13/t processed (general and administrative).

6.

Reserve model dilution and ore loss was applied through whole block averaging such that at a 0.8 g/t Au cutoff there is a 2.8% increase in tonnes, a 3.1% reduction in grade and 0.5% reduction in ounces when compared to the Mineral Resource model. An additional 5% dilution and 2% ore loss was applied during pit optimization and scheduling.

7.	Mineral Reserves are reported above a cutoff grade of 0.8 g/t Au.

Except as disclosed elsewhere in this Annual Information Form, there are no undisclosed metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political and other issues that the Company is aware of that may reasonably be expected to materially affect the Mineral Resources and Mineral Reserves estimates for the Fekola Mine.

Mining Operations

Fekola Mine is a conventional open pit owner-operated mine and plant. Higher-grade material is sent to the plant and lower-grade material is stockpiled which will be processed later in the mine life. The mine plan assumes a mine life of approximately 10 years (including 2018). The ultimate pit is planned for development in a sequence of seven pit phases. The ultimate pit will be approximately 2 km long, 800 m wide and 320 m deep, with an overall strip ratio (waste to ore) of 4.9 to 1. Overall pit slopes vary by geotechnical domain, between 34 and 41 degrees.

In addition to increasing project value, the staged pit development will also mitigate the geological, geotechnical and economic risks for the project considering the 2 km length of the open pit. The design of the future pit stages during the operations, especially the last two stages with higher production cost per ounce, may be adjusted progressively depending on operational experience, exposed ground conditions, and changes in economic conditions.

The base case mine production schedule adopted in 2017 involves the movement of 32 Mtpa material to sustain processing of 5 Mtpa. High-, medium-, and low-grade ore will be blended throughout the mine life, with high- and medium-grade ore being prioritized to increase produced ounces and project value.

The mining operations are scheduled to work 330 days a year, to allow for downtime and reduced productivity during the rainy season, although it is assumed that mining operations will take place under wet conditions with borehole and in-pit de-watering programs in place. The equipment fleet is conventional for the industry (90 t capacity rigid haul trucks and 200 t class excavators) and will provide relative flexibility in the utilisation as up to three pit stages will be mined simultaneously to mine waste and ore at different levels. The mill feed ore will be transported from open pits to the run-of-mine (“ROM”) pad for direct tipping or stockpiling. It is currently assumed that up to 75% of the ROM feed may need to be stockpiled to regulate the mine production and crusher feed rates.

A single waste rock storage facility (“WRSF”) was constructed to the west of the open pit, and suitable mine waste was used for the annual tailings storage facility (“TSF”) raises to the northeast of the pit. Location considerations were based on minimising haulage, surface water drainage and area availability. An overall slope angle of 18° was used in the design of the WRSF faces with 5 m berms located at 10 m vertical intervals.

Processing and Recovery Operations

Design assumptions were based on the metallurgical test work described under “Mineral Processing and Metallurgical Testing” above. The optimum leaching conditions identified were 24 hour cyanidation with 350 ppm NaCN, initial lead nitrate addition of 100 g/t, pH 10.3 to 10.5, dissolved oxygen levels of ~15 ppm and a pulp density of 45% solids (w/w). The addition of lead nitrate and dissolved oxygen levels of 15 ppm was found to be beneficial in leach kinetics and overall recovery. The ore typically yields good recoveries (87% to 97%). At a gold head grade of 2.50 g Au/t the estimated plant gold recovery is 92.7% .

The mill will use a conventional flowsheet, consisting of single stage primary crushing; a SABC grinding circuit; leach feed thickening with thickener overflow treated through a carbon in column circuit; leaching followed by CIP adsorption; elution and gold recovery to doré; and cyanide destruction, tailings thickening and disposal circuits. The primary gyratory crusher and a SABC grinding circuit include a ball mill in closed circuit with cyclones to achieve the final product size. The cyclone overflow stream will flow by gravity to two linear trash screens operating in parallel ahead of a leach thickener. Sodium cyanide is added to the SAG mill feed to start the gold leaching process. The leach thickener overflow solution is pumped to carbon columns to recover gold already dissolved in the grinding circuit. The thickened slurry is pumped to a leach circuit and then additional sodium cyanide along with lead nitrate and oxygen are added for further gold leaching. A CIP circuit will adsorb dissolved gold onto activated carbon. A pressure Zadra elution circuit will be used to recover gold from loaded carbon to produce doré. A cyanide destruction circuit using SO2 and air will reduce the weak acid dissociable cyanide level in the tailings stream to an environmentally acceptable level. The tailings stream will be thickened to recover water before being pumped to the TSF. Key consumables will include reagents, water, and air services.

The originally-designed processing facility was sized to treat 4 Mtpa of ore at an average head grade of 2.5 g/t Au. All major unit operations and equipment were sized with a 25% design margin to allow for future expansion capacity with minimal additional capital expenditure. On August 2, 2016, the Company decided to proceed with the mill expansion to achieve a 5 Mtpa processing throughput as part of the initial construction, and approved an $18 million expansion budget. With this additional capital investment, the Fekola mill expansion was commissioned in conjunction with the main plant.

Infrastructure, Permitting, and Compliance Activities

Infrastructure constructed on site includes the process plant, TSF, accommodation camp, roads, airstrip, mine services area, open pit, ore stockpiles and WRSFs.

Power supply to the site is from a combination heavy fuel oil and diesel-fueled power station that is located adjacent to the process plant. The power station has been sized to accommodate a maximum demand power draw of 29.4 megawatts (“MW”).

The TSF is located to the north of the process plant and pit, and adjacent to the eastern WRSF. As designed, the TSF will store a total of 62 million tonnes (“Mt”) of tailings over 12 stages, with a stage lift performed every year in the dry season.

The Fekola pit footprint is in an existing natural drainage course, with an upstream catchment of 9 km2, which is diverted around the pit. The site surface water management system is designed to prevent runoff from events up to and inclusive of a 24-hour, 1-in-100 year recurrence interval storm event from entering the pit. Water for the Fekola Mine is sourced from pit groundwater, surface water (direct precipitation and rainfall runoff), dedicated bore holes for potable water use at both the process plant and the accommodation camp, and water pumps at the Falémé River in the event that site water quantity or quality requirements are not met as anticipated by the pit dewatering bore holes and surface water (direct precipitation and run-off) storage.

An Environmental and Social Impact Assessment (“ESIA”) was completed for the Fekola Mine in 2013 and approved by the Ministry of Environment and Sanitation on April 29, 2013. In 2015, subsequent to the completion of the Fekola Feasibility Study, the 2013 ESIA was updated to fill gaps identified in the previous 2013 ESIA, to reflect improvements and modifications to the Fekola Mine design and to align the assessment with international standards. As part of the ESIA and ESIA update, a detailed assessment of potential environmental and social impacts from the development of the Fekola Mine was conducted. Following the implementation of proposed mitigation measures and under normal operating conditions, identified potential impacts are not estimated to cause significant long-term, adverse impacts on receptors or the receiving environment.

A mining permit was granted on February 13, 2014, and the Company has all required approvals and permits to operate the Fekola Mine.

The estimated rehabilitation and closure costs for the Fekola Mine are approximately US$24.7 million over the life of the mine. In this regard, an escrow account will be funded by Fekola S.A. on a unit of production basis to be used for reclamation and closure purposes of the Fekola Mine. B2Gold is currently in negotiations with the Malian government as to the specifics of the terms and conditions of use of this escrow account.

Capital and Operating Costs

Capital Costs

Capital costs are based on operational experience, feasibility study results, and life of mine projections. The table below presents the 2018 budgeted costs and estimated costs for the life of mine, including 2018.

Sustaining Capital Estimate

Area	2018 Budget (US$ million)	LoM Estimated Cost including 2018 (US$ million)
Site General and Infrastructure	5.00	52.00
Mining and Processing	20.70	37.30
Closure and Rehabilitation	—	24.70
Total	25.65	114.00

Note: Totals may not sum due to rounding. The projected LoM for the Fekola Mine is approximately eight years of mining and 10 years of processing, including 2018.

Capital cost estimates include mining fleet replacement, major rebuilds, and tailings storage facility stage raises.

Operating Costs

Budgeted 2018 and estimated life of mine operating costs are provided in the table below.

Operating Cost Forecast*

Area	Units	2018 Budget	LoM Estimated Cost including 2018
Mining	US$/t mined	1.92	2.65
Processing	US$/t processed	15.68	15.81
Site General	US$/t processed	6.41	3.13

*Note: The projected LoM for the Fekola Mine is approximately eight years of mining and 10 years of processing, including 2018. Operating costs include all mining, processing and general and administration costs including pre-
stripping.

The cost estimates are based on the Company’s current budget and LoM plans for the Fekola Mine, under the assumptions listed above. Costs in subsequent years may vary significantly from the 2018 budget and LoM cost estimates as a result of current or future year non-recurring expenditures, changes to input cost and exchange rates, and changes to B2Gold’s current operations and/or production plans. B2Gold’s current LoM plan is based on existing Mineral Reserves. B2Gold conducts ongoing exploration and analysis at B2Gold’s operating mines to improve project value, which may change the capital and operating costs in the future.

Exploration, Development, and Production

Exploration activities in 2017 focused primarily on defining the saprolite-hosted mineralization at the Anaconda deposit, and drilling north of the Fekola Mineral Reserves pit to define near surface and at depth mineralization on the Fekola North Extension target area.

Exploration on the licenses in Mali has budgeted expenditures of $15.1 million, focusing on the Fekola North Extension zone and sulphide targets below the Anaconda saprolite. The 2018 budget for Mali envisions completing 20,000 m of diamond drilling, 48,000 m of RC drilling, 22,000 m of aircore drilling and 8,500 m of auger drilling. Positive drill results from the Company’s 2017 exploration program at the Fekola area indicate that the main Fekola deposit, with additional drilling, could extend significantly to the north. In addition, drilling below the extensive saprolite resource at the Anaconda, Adder and Mamba zones has discovered three, well mineralized bedrock (sulphide) zones, indicating the potential for large, Fekola-style mineralized zones.

On September 25, 2017, the Company announced that it had completed construction of the Fekola mill on budget and commenced ore processing at the Fekola Mine, more than three months ahead of the original schedule. The first gold pour at the Fekola Mine was achieved on October 7, 2017. On November 30, 2017, the Fekola Mine achieved commercial production, one month ahead of the revised schedule and four months ahead of the original schedule. Throughput ran above nameplate capacity during the 30-day test period (on average) with significantly better than expected plant availability, mill feed grades, and recoveries. Gold production from the Fekola Mine in 2017, in which B2Gold expects to hold an 80% interest, was 111,450 ounces (including 79,243 ounces of pre-commercial production). In the fourth quarter of 2017, the Fekola Mine produced 105,110 ounces of gold (including 72,903 ounces of pre-commercial production).

The Fekola Mine is expected to produce in total between 400,000 and 410,000 ounces of gold in 2018, the first full year of production, from a total of 5.0 million tonnes of ore at an average grade of 2.69 g/t and metallurgical recovery of 92.7% .

Masbate Gold Project

Certain portions of the following information are derived from and based on the technical report entitled “Masbate Gold Operation, Republic of the Philippines, NI 43-101 Technical Report on Operations” that has an effective date of December 31, 2016, and was prepared by Tom Garagan, P. Geo., Ken Jones, P.E., Kevin Pemberton, P.E. and John Rajala, P.E. (the “Masbate Technical Report”) and is based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Masbate Gold Project, please refer to the Masbate Technical Report, which is available on SEDAR at www.sedar.com. Information that post-dates the Masbate Technical Report is provided by the Company.

Property Description, Location, and Access

The Masbate Gold Project is located in Masbate Island in the Republic of the Philippines. The mine is situated about 360 km southeast of Manila, the capital of the Philippines, within the municipality of Aroroy, Masbate Province, Region V. The mine site can be accessed by a commercial airline service, which flies daily to Masbate City; from there it is a 70 km drive on a partially-sealed road to the mine site. The mine is equipped with a barge loading jetty where heavy equipment and consumables are delivered and offloaded.

Filminera holds 29 patented mineral claims, four mineral production sharing agreements (“MPSAs”), and one exploration permit (“EP”). Collectively these patented claims, MPSAs, and EP cover an area of about 7,152 hectares (“ha”). Expiry dates for the Filminera-held MPSAs range from 2022–2035. One additional MPSA is held in the name of Vicar Mining Corporation (“VMC”). The majority of the Mineral Resources and Mineral Reserves occur on the patented mineral claims that have perpetual rights with no expiry date. There are also a number of MPSA and EP applications, with the MPSA applications covering about 1,356 ha, and the EP applications an additional 7,484 ha, approximately.

B2Gold holds its project interest through indirectly-owned subsidiaries. B2Gold has a 40% interest in Filminera and a 100% interest in PGPRC. The remaining 60% interest in Filminera is held by a Philippines-registered company, Zoom Mineral Holdings Inc. (“Zoom”). Filminera owns the majority of the Masbate Gold Project tenements and is responsible for the mining, environmental, social and community relations on the Masbate Gold Project site. PGPRC developed and owns the process plant on the island of Masbate and is responsible for the sale of all gold. PGPRC and Filminera have a contractual relationship, which includes PGPRC purchasing all of the ore production from Filminera at a price equal to the cost for the ore plus a predetermined percentage, while maintaining joint financial and legal liability for the social and environmental obligations under Filipino laws.

Filminera holds the surface rights to all current open pits, WRSFs and stockpiles, the Masbate process plant, TSF and associated infrastructure facilities, such as the causeway, port, airstrip, and housing areas. Additional surface rights will need to be acquired in the areas where the satellite pits are planned.

There is no royalty payable on the Masbate Gold Project; however, a 4% excise tax on gross gold and silver sales is now payable on a quarterly basis to the Philippine government under the MPSA regulatory framework, and a 1.5% tax is payable on operating costs as a required expenditure for the social development of host communities.

Filminera has an interest in the Pajo property through an Operating Agreement with VMC, which holds an approved MPSA that covers an area of approximately 786 ha and expires in 2030. Filminera has the right, at its expense, to explore and, if warranted, develop and operate any mine in the Pajo property. VMC would receive a royalty share equivalent to 2% of the gross receipts (less certain expenses) of the mineral products realized from the MPSA.

To the extent known, there are no other significant factors or risks that might affect access or title to, or the right or ability to perform work on, the property, including permitting and environmental liabilities to which the project is subject that are not discussed in this Annual Information Form.

History

A number of companies have completed exploration activities in the general Masbate area, including Atlas Consolidated Mining & Development Corporation (“Atlas”), Philippines Gold PLC (formerly London Fiduciary Trust), Thistle Mining Inc., CGA Mining Limited (“CGA”), and B2Gold. Filminera became the in-country operating entity for the Masbate mine in 1997. A number of companies have held an interest in Filminera since that date; most recently, the interest is ultimately held by B2Gold.

Work programs completed have included geological mapping, mapping of artisanal workings, geochemical sampling (stream sediment, rock chip, grab, channel and trench, and soil auger), helicopter geophysical surveys (magnetics and radiometrics), an orientation IP survey, core and RC drilling, metallurgical test work, environmental studies, and mining and technical studies.

Early mining activity was halted by the advent of World War II. Atlas undertook open pit and underground mining operations from 1980 to 1994, and reportedly produced about 1.4 million ounces (“Moz”) Au. CGA recommenced mining from open pit sources in 2009, and open pit mining is ongoing.

Artisanal miners have also been active in the Masbate Gold Project area; production from these sources is unknown.

Geological Setting, Mineralization, and Deposit Types

Masbate is considered to be an example of a low sulphidation epithermal deposit.

The Masbate gold deposits that are currently being mined are centred on a 5 km to 7 km wide northwest- to southeast-oriented mineralised volcanic block which is bounded by two interpreted north-west trending fault zones. The mineralizing system being exploited in the open pit operations has a strike length of about 10 km, from Balete in the south to Pajo in the north. Mineralization has been tested to about 300 m depth.

The principal host rock to the gold mineralisation is a fractured andesitic–dacitic, tuffaceous agglomerate. Mineralisation occurs within quartz veins and associated altered and quartz-stockwork wall rocks and breccias. Gold is typically hosted in grey to white crystalline to chalcedonic quartz and is frequently associated with pyrite, marcasite, and minor amounts of chalcopyrite and sphalerite. High-grade veins are generally narrow (<1 m) but some may reach 20 m in width, while sheeted zones with stockworks can reach as much 75 m in width.

Exploration

Exploration activities completed by Filminera include geological mapping, pit mapping, stream sediment, rock chip, grab, channel and trench, and soil auger sampling.

Filminera continues to focus active exploration on a combination of near mine “brownfields” targets as well as testing several regional targets. In 2017 B2Gold completed 123 diamond drill holes for 13,800 m and 29 RC holes for 3,900 m. Most of the drilling completed in 2017 focused on testing areas of Inferred Mineral Resources below active pits with the objective of upgrading the resource confidence classification at the operating Colorado and Main Vein open pits, thereby potentially supporting deepening or expansion of the Mineral Reserves pit.

In addition, 99 trenches were completed in 2017, evaluating over a dozen regional targets. Positive results from regional drilling and trenching activities in 2017 will be followed up by the 2018 exploration program.

Surface trenching and sampling on several regional targets generated sufficient interest to warrant follow-up surface trenching and drilling that will be carried out in 2018.

Drilling

The current exploration drill hole database, as of December 31, 2017 contains 3,764 core and RC drill holes totalling 445,598 m. Completed drilling in 2017 consisted of 123 core holes (13,817 m) and 29 RC holes (3,912 m).

The Mineral Resource estimate is based on data from RC and core exploration surface and underground drill holes, exploration trenches, and RC grade control drill holes. The exploration drill hole database cutoff date for the Mineral Resource estimate was May 13, 2017 and the grade control database cutoff was May 5, 2017. Data used includes a total of 3,249 core and RC drill holes (394,948 m) and 468 trenches (16,133 m) from the exploration database and 81,869 holes (1,374,384 m) from the grade control RC drilling database.

All core to date has been photographed as a record. RC chips and core are logged for geological and geotechnical information. Geological information collected includes lithologies, alteration types, vein percentages, sulphides and sulphide content, and structure. Geotechnical information collected includes weathering condition, type of structures, joint spacing, joint condition, and type of joint filling (e.g. gouge, mylonite, breccia, or vein). Core recoveries are recorded.

Methods used to survey drill hole collar locations have included theodolite, total station, and GPS instruments. Down-hole surveys have been performed at regular down-hole intervals using a number of different instrument types, including Tropari, Ausmine, Eastman, Proshot and Reflex instrumentation.

Due to the subvertical dip of most mineralized zones, the majority of the drill holes intersected them at low angles. As a result, the mineralized thickness observed in drill holes does not correspond to the true thickness, which should be determined on a case-by-case basis.

Drilling completed in the first six months of 2017 was incorporated into the mid-year resource model update for Masbate that is used by the operations group for long-range planning. The majority of this 2017 drilling focused on the Colorado and Main Vein deposits to provide support for upgrading Inferred Mineral Resources to Indicated, and/or to provide additional confidence in areas that exhibited grade variability. Drilling completed in 2017 allowed B2Gold to increase B2Gold’s Mineral Resources in the Pajo, Colorado and Main Vein areas. Other targets, such as Montana, Panique, and Binstar, had slightly smaller resources due to the effect of drilling and adjustments made for small-miner activity.

Sampling, Analysis, and Data Verification

Depending on the drill program and drill type, sample lengths have varied from 1–1.5 m. Current sampling is typically conducted on 1 m intervals for RC, core and grade control drilling. Core is cut in half using a rock saw. RC samples are riffle split and sampled using a rig-mounted Metzke cone splitter.

Sample preparation has used crush and pulverization criteria that were in line with industry norms at the time. Current protocols are crushing to 75% passing -2 mm and pulverising to 85% passing 75 µm.

Sample preparation and analytical laboratories used have included the following independent laboratories: McPhar Laboratories (accredited to ISO 9001:2000 for selected techniques), SGS Philippines (unknown), SGS Taiwan (ISO 9001 and ISO/IEC 17025), SGS Masbate (not accredited), Intertek, Manila (ISO/IEC 17025), and ACME/Bureau Veritas Vancouver (ISO/IEC 17025). The early sampling campaigns used the Atlas laboratory in Cebu, and the Masbate onsite mine laboratory, neither of which were accredited or independent.

Gold assay methods have included AAS and fire assays, and these methods are still in use. The detection limit is 0.01 g/t Au at SGS Masbate and 0.005 g/t Au at Intertek, Manila. SGS Masbate served as the primary laboratory in 2017. About 80% of the 2017 assays were performed by SGS Masbate. The balance of the 2017 assays is from Intertek, Manila. ACME/Bureau Veritas Vancouver was used for umpire assays.

In total, the exploration department has collected 5,555 density measurements using a range of techniques, including water immersion, waxed sample water immersion, direct measurement of whole core and direct measurement of half core. Of that total, 1,571 density measurements were completed in 2017.

Modern QA/QC programs have been in place since at least 2000, and include submission of blank, standard reference and duplicate materials. Current insertion rates are approximately one standard, one duplicate, and one blank for each of the 39 samples submitted.

Data imported into the project database are subject to validation, which includes checks on surveys, collar coordinates, lithology data, and assay data. The checks are considered to be appropriate, and consistent with industry norms.

Sample security practices were in line with industry norms prevailing at the time the sample was collected. Samples are currently stored in a secure facility prior to being shipped to the preparation and analytical laboratories.

A reasonable level of verification has been completed during the work conducted to date, and no material issues would have been left unidentified from the verification programs undertaken. No problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were identified that were sufficient to preclude the use of the database for estimation purposes.

Mineral Processing and Metallurgical Testing

Metallurgical test work was performed by Atlas prior to commencing operations, and in support of feasibility studies that were undertaken in 1998 and 2006 respectively. These studies supported that the Masbate ores were amenable to conventional cyanidation processes.

At the request of B2Gold, SGS Minerals Services undertook a metallurgical variability test program from 2013–2015 to examine the response of samples from a number of mineralized zones to cyanide leaching using the CIL process. Additional test work was conducted to sufficiently characterize ores to be processed through the plant between 2015 and 2020, and for the LoM. The metallurgical test work completed to date is based on samples that adequately represent the variability of the proposed mine plan.

Average LoM gold recoveries are based on a block model generated using data from metallurgical testing, grade, material type, and other parameters. Recovery within the Mineral Reserve pits ranges from 65% to 82%. Stockpiled materials are assigned an average metallurgical recovery of 75% for mine planning purposes.

There are no known deleterious elements that incur penalties in the doré. There are also no known elements in the material to be treated that may cause plant processing issues.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

Mineralization domains including vein and halo (stockwork), voids and backfilled historic mining shapes, oxidation surfaces, metallurgical recovery domains, and topographic surfaces were modeled as 3D solids or surfaces as appropriate and applied to the block model.

Grade capping, ranging from 4–30 g/t Au was applied by domain prior to compositing to 3 m intervals. In rare cases, local capping is also used to restrict individual samples that may have undue influence after the domain cap is applied.

Average densities based on measurements done at site were applied to the block for insitu zones by oxidation state. Assumed densities were applied to historically mined-out workings, eluvial/alluvial deposits, and modern and historic dumps.

Estimation is completed for five types of domains; vein, halo (stockwork), surficial (eluvial/alluvial), dump, and mined-out/void/backfilled stopes. For each domain type, estimation is completed using OK, inverse distance weighting to the second power (“ID2”) and NN interpolation methods. For the halo domains, estimation is also completed using indicator kriging (“IK”), consisting of a single indicator at 0.35 g/t Au. For the final grade estimate, for halo domains, the IK value is used, and for all other domain types the grades estimated from OK are used.

Block model grades were validated by visual comparison to composite grades, swath plots to check for local bias and global domain checks comparing NN estimates at zero Au cutoff grade. Overall, the block grade estimates reasonably match the input data.

The Indicated Mineral Resource classification for vein-coded blocks is supported by an approximate drill spacing of 40 x 40 m and the Inferred Mineral Resource classification for vein-coded blocks is supported by an approximate drill spacing of 100 x 100 m. For stockwork/halo zones, the Indicated drill hole spacing is approximately 25 x 25 m and for Inferred it is approximately 40 x 40 m. All stockpiles were classified as Indicated, and surficial deposits (eluvial/alluvial) were assigned the Inferred confidence category.

Mineral Resources are confined within pit shells that used a gold price of $1,400/oz, and reported above an average gold cutoff grade of 0.426 g/t Au. The Mineral Resource pit shells were run using the same costs, recovery, and pit slope assumptions as those used to constrain the Mineral Reserve estimates.

The Mineral Resource estimate for Masbate accounts for mining depletion as of December 31, 2017 and 2018 budgeted costs. It is considered current and has an effective date as of December 31, 2017. No Measured Mineral Resources were estimated.

Masbate Indicated Mineral Resources Statement

Area	Tonnes (t)	Gold Grade (g/t Au)	Contained Gold Ounces (oz)	Contained Gold Kilograms (kg)
South	71,440,000	0.97	2,226,000	69,200
North	17,710,000	1.05	600,000	18,700
ROM Stockpile	620,000	1.12	22,000	700
LG Stockpile	30,650,000	0.57	562,000	17,500
Total	120,430,000	0.88	3,411,000	106,100

Masbate Inferred Mineral Resources Statement

Area	Tonnes (t)	Gold Grade (g/t Au)	Contained Gold Ounces (oz)	Contained Gold Kilograms (kg)
South	4,850,000	0.87	136,000	4,200
North	2,350,000	0.76	58,000	1,800
Total	7,200,000	0.84	193,000	6,000

Notes:

1.

Mineral Resources have been classified using the CIM Standards. Mineral Resources are reported inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2.	All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

3.

Mineral Resources are reported on a 100% attributable basis. Pursuant to the ore sales and purchase agreement between Filminera and PGPRC, B2Gold’s wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Gold Project.

4.	The Qualified Person for the resource estimate is Tom Garagan, P.Geo., who is B2Gold’s Senior Vice President, Exploration.

5.	The Qualified Person for the stockpile estimate is Kevin Pemberton, P.E., who is B2Gold’s Chief Mine Planning Engineer.

6.

Mineral Resource estimates assume an open pit mining method, gold price of US$1,400/oz, modeled metallurgical recovery (resulting in average LoM metallurgical recoveries by pit that range from 65% to 82%), and operating cost estimates of US$1.50- $1.60/t mined (mining), a variable ore mining differential cost by pit (average cost is US$0.17), US$8.45/t processed (processing) and US$2.50–3.83/t processed (general and administrative).

7.	Mineral Resources are reported at an average cutoff of 0.43 g/t Au.

8.	North and South designations refer to locations north and south of the Guinobatan River, respectively.

Mineral Reserves

An economic analysis was completed on the Mineral Resource block model to establish an estimate of economically extractable Mineral Reserves. Dilution, ore loss and metallurgical recovery factors were applied to the Mineral Resource model to create a diluted Mineral Reserve model which includes “recoverable” grade estimates.

Open pit optimization was completed on the recoverable grade estimates in the Mineral Reserve block model using commercially-available optimization software using physical and economic parameters including geotechnical characteristics, pit wall and ramp designs, pit access elevations, and mining and processing costs. Only blocks classified as Indicated Mineral Resources were included in the pit optimizations. The economic parameters used for open pit optimization were used to create cutoff grades for reporting of Mineral Reserves. Final pit designs were completed by personnel at the mine site.

Mineral Reserves include stockpiled ore which is derived by mine staff from detailed survey pickup for volume calculation of individual stockpiles, with grade estimated from grade control. Mineral Reserves are contained within six main open pits with the Main Vein and Colorado pits being the largest.

The Mineral Reserve Estimate for Masbate accounts for mining depletion as of December 31, 2017 and 2018 budgeted costs. It is considered current and has an effective date as of December 31, 2017. Mineral Reserve estimates for the Masbate Gold Project have been modified from the Indicated Mineral Resources. No Proven Mineral Reserves have been reported.

Probable Mineral Reserves Statement

Area	Tonnes (t)	Gold Grade (g/t Au)	Contained Gold Ounces (oz)	Contained Gold Kilograms (kg)
South	45,720,000	0.97	1,424,000	44,300
North	11,520,000	1.11	411,000	12,800
ROM Stockpile	620,000	1.12	22,000	700
LG Stockpile	30,650,000	0.57	562,000	17,500
Total	88,520,000	0.85	2,420,000	75,300

Notes:

1.	Mineral Reserves have been classified using the CIM Standards.

2.	All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

3.

Mineral Reserves are reported on a 100% attributable basis. Pursuant to the ore sales and purchase agreement between Filminera and PGPRC, B2Gold’s wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Gold Project.

4.	The Qualified Person for the reserve estimate is Kevin Pemberton, P.E., who is B2Gold’s Chief Mine Planning Engineer.

5.

Mineral Reserve estimates assume an open pit mining method, gold price of US$1,250/oz, modeled metallurgical recovery (resulting in average LoM metallurgical recoveries by pit that range from 65% to 82%), and operating cost estimates of US$1.50/t to $1.60/t mined (mining), a variable ore mining differential cost by pit (average cost is US$0.17), US$8.45/t processed (processing) and US$2.50–3.83/t processed (general and administrative).

6.

Dilution and ore loss were applied through block averaging such that at a cut-off of 0.49 g/t Au, there is a 7% increase in tonnes, a 6% reduction in grade and no change in ounces when compared to the Mineral Resource model.

7.	Mineral Reserves are reported at cutoffs that range from 0.44–0.52 g/t Au.

8.	North and South designations refer to locations north and south of the Guinobatan River, respectively.

Except as disclosed elsewhere in this Annual Information Form, there are no undisclosed metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political and other issues that the Company is aware of that may reasonably be expected to materially affect the Mineral Resources and Mineral Reserves estimates for the Masbate Gold Project.

Mining Operations

The mine is a conventional open pit operation. Mining activities will end in 2023 while stockpile processing will last until 2031. The mine plan assumes that all necessary permits will be granted in support of the mining operations, and that all the required surface rights can be obtained. The open pit mining sequence involves grade control drilling; drill and blast operations; and excavation and hauling of materials to the process plant ROM pad, temporary low-grade ore stockpiles or WRSF. Mining operations are conducted under an owner-operator model, and activities are scheduled on a 24-hour, seven days per week basis.

Information derived from geotechnical and exploration drilling carried out at the various deposits, together with hydrogeological assessments (where available) and subsequent wall stability analyses and assessments, have been used to prepare “base case” wall design parameters at the feasibility level, which are considered suitable for use for mining purposes. The pit slope design recommendations were provided for the operation by third-party consultants George, Orr and Associates.

Hydrogeological assessments have been performed for the Main Vein, Colorado and Montana open pits. Water management practices envisage use of depressurization holes where necessary, and the potential use of vibrating wire piezometers. No hydrogeological information is currently available for the areas of the satellite pits, and the projected mine plans for these areas should allow for wall depressurisation drilling.

An average of 34 Mtpa of ore and waste will be mined from six different open pits.

The mining and support equipment fleet was expanded in 2017 and is currently capable of annual total movement of 35 Mtpa, to meet the rate proposed in the LoM plan. Under the current Mineral Reserve assumptions, the mine fleet units have a projected economic life sufficient to achieve the completion of mining activities in 2023.

Processing and Recovery Operations

The process plant is a conventional CIL type facility consisting of primary crushing, two-stage SAG/ball mill grinding with pebble crushing, leaching, carbon adsorption; elution, electrowinning and smelting gold recovery stages; and a cyanide detoxification stage treating process plant tails before disposal in a TSF. Material is ground to 150 µm, and the leach residence time is 28 hours.

Materials handling within the plant consists of 13 conveyor belts that are used to transport ore from the primary and supplementary crushing plants to the grinding and classification area. A 2.1 km long, 630 mm operative diameter high-density polyethylene tailings line runs from the process plant to the TSF.

The plant underwent an upgrade to 6.5 Mtpa in 2016. Currently, using the hardest ore types, the plant can treat 6.5 Mtpa consistently for the LoM. If softer ores are milled, the plant can reach 6.8 Mtpa. During 2017, a study to expand the plant to 8 Mtpa capacity by 2019 was undertaken and the expansion was approved. This expansion primarily consists of adding a third ball mill and upgrading the existing crushing circuit. No addition to the mining fleet is required as the additional feed will come from the lower-grade material that is currently in the mine plan and scheduled to be stockpiled.

The primary source of process water (85%) is from the tailings dam. The remaining 15% of requirements is provided by water sourced from a weir constructed on the Guinobatan River. Power is generated from the minesite power house which operates on an n+2 configuration (four duty generators, two standby generators), which is a safeguard to ensure that an uninterruptable power supply is always available.

No market studies are currently relevant as Masbate is an operating mine producing a readily-saleable commodity in the form of doré. Doré produced by PGPRC typically contains 60% Au and 40% Ag and is exported to Switzerland.

Infrastructure, Permitting, and Compliance Activities

The mine area is fully serviced with roads that currently connect the open pit mines, process plant area, and accommodations areas. The mine airstrip is suitable for daylight operations and is used to transport critical personnel and spare parts. The causeway at Port Barrera is used for barge transport of heavy equipment, reagents (lime, cyanide), bulk materials, spare parts, and other oversized items. A 30 MW heavy fuel oil fueled power plant provides power to the operations.

The TSF was formed by cross-valley type earth fill embankments. The Stage 10 lift from 51 metres Reduced Level (“mRL”) to 54 mRL is scheduled to be commissioned in early 2018. Construction to a final height of 71 mRL will be achieved by a continuation of progressive uplifts (Stage 11 to Stage 16) and will require the addition of several additional saddle dams and incorporation of the existing division dam into the main body of the TSF.

Water storage and water management is currently performed through construction and progressive improvement of sediment ponds, silt traps, silt fence, drainage systems, re-vegetation works and appropriate bund walls along haul/access roads, and operations of a number of water storage weirs.

Filminera’s environmental protection and management programs have been carried out since the commencement of operations. This was guided by the conditions stipulated in the issued Environmental Compliance Certificate (“ECC”) and outlined/described in the approved Environmental Protection and Enhancement Program (“EPEP”), including the Environmental Impact Assessment (“EIA”) documents of the Masbate Gold Project to meet all the necessary regulatory and company standards. For PGPRC, in 2018 under its Mineral Processing Permit (“MPP”) that company has its own EPEP based on conditions stipulated in the same ECC and related documents of the Masbate Gold Project.

Environmental risk assessments, together with a formal environmental audit and review of ECC conditions are also performed periodically through initiatives by Filminera. Independent consultants have also been used to externally validate environmental compliance and program implementation.

Filminera has maintained ISO14001 certification since 2016, and has implemented various environmental monitoring programs, construction/installation of environmental control measures and other initiatives; ISO certification status is maintained on an ongoing basis.

Filminera maintains a comprehensive listing of permitting requirements and key operational documents. The key permits are the MPSAs.

Renewal of permitting and operational documents is an ongoing process for the Company, depending on the circumstances of the operation and individual permit requirements.

Filminera also holds a mineral processing permit, and two additional permits, a Special Forest Land Use Permit and Special Land Use Permit were granted for infrastructure construction and operation outside the MPSA areas, including TSF, WRSFs, and airstrip. Additional permits will be required in support of mining operations at the planned satellite open pits. Permitting activities are underway when the following regulations were issued:

1.

Department Memorandum Order 2016-1 dated July 8, 2016 (“Memorandum #1”) - the DENR issued a moratorium on the approval of all new mining projects including acceptance, processing and/or approval of applications for mining permits. Memorandum #1 was issued in connection with the audit of existing mines in the Philippines conducted by the DENR in 2016. In a Memorandum dated December 22, 2017 (“Memorandum #2”), the DENR clarified that the following activities are not covered by the moratorium:

a.	Increase of tailings storage facility;

b.	Enhancement/modification of the existing mining operations, including its processing to attain maximum production efficiency; and

c.	Increase in the extraction rate and/or production capacity within the same area covered by the existing ECC.

2.

Executive Order #79 (“EO#79”) issued on July 6, 2012 - provides that no new MPSAs shall be entered into until legislation rationalizing revenue sharing is in effect. In 2017, a law was passed increasing the government share in the MPSA (the excise tax) from 2% to 4%.

In view of Memorandum #2 which clarified the moratorium and the new legislation increasing the government share, a new DENR policy direction is expected soon that will allow the issuance of the permits necessary to conduct planned satellite pit operations.

In line with existing DENR policies, Filminera is also seeking to consolidate its and VMC’s MPSAs and exploration permits to qualify the planned and future satellite pits as expansion areas of the Masbate Gold Project. Documentations are in the process of being completed to expand the contract area under one consolidated MPSA.

The community relations group is responsible for the establishment and strengthening of relationships with the various stakeholders to obtain and maintain social acceptability of the operations in the area. Stakeholders include the residents of the host and neighboring communities, local government units (provincial, municipal and barangays), national and regional government agencies, media groups, various churches, non-governmental organisations (“NGOs”), educational institutions, and the Philippine National Police and Military.

Closure costs, including a 10-year post-closure monitoring program, are estimated at approximately $19.1 million. These costs are revised annually as part of the mine restoration provision of the Company.

Capital and Operating Costs

Capital Costs

Sustaining capital costs are based on operational experience and LoM projections. The table below presents the 2018 budgeted costs and the estimated capital costs for the LoM, including 2018.

Sustaining Capital Cost Estimate*

Area	2018 Budget (US$ million)	LoM Estimated Cost including 2018 (US$ million)
Site General and Infrastructure	5.1	5.1
Mining and Processing	36.6	100.1
Closure and Rehabilitation	0.8	19.1
Land Acquisition	4.5	18.7
Total	46.8	142.9

*Note: Totals may not sum due to rounding. The projected LoM for the Masbate Gold Project is approximately six years of mining and approximately 14 years of processing. The capital costs include tailings dam expansions, and standard sustaining costs for mining, processing and general and administration costs for the 14 years of mine life. They also include the expansion fleet for the mine and power expansion in the process plant. Total includes US$25.5 million for plant expansion.

Operating Costs

Budgeted 2018, and estimated LoM operating costs are provided in the table below.

Operating Cost Forecast*

Area	Units	2018 Budget (US$)	LoM Estimated including 2018 (US$)
Mining	US$/t mined	1.23	1.59
Processing	US$/t processed	9.42	9.48
Site General	US$/t processed	3.83	3.25

*Note: Costs are variable depending on whether ore is classified as low-grade or high-grade, and whether the mill feed is classified as oxide or fresh (primary). Costs are based on whether the material being processed is stockpiled or insitu material. The projected LoM for the Masbate Gold Project is approximately six years of mining and approximately 14 years of processing. Operating costs include all mining, processing and general and administration costs including pre-stripping. A variable ore differential haul cost, averaging US$0.17, is also applied.

The capital cost estimates and operating cost estimates in the tables above are based on the Company’s current estimates and mine plan for the Masbate Gold Project. Costs in subsequent years may vary significantly from 2018 and LoM cost estimates as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates and changes to B2Gold’s current mining operations or mine plan. The current mine plan for the Masbate Gold Project is based on existing Mineral Reserves. Ongoing exploration and analyses at operating mines are conducted with a view to identifying new Mineral Resources and upgrading existing Mineral Resources to higher confidence levels and potentially into new Mineral Reserves. If new Mineral Reserves are successfully identified it may alter the current mine plan and potentially extend the mine life.

Exploration, Development, and Production

Filminera exploration on the Masbate Gold Project in 2018 has a budget of approximately $5.1 million, directed to both brownfields infill drilling and testing regional targets for potential near-surface open pit material or higher-grade underground targets.

The Masbate Gold Project produced 202,468 ounces of gold in 2017, the second-highest annual production for the mine (only slightly below its annual production record of 206,224 ounces of gold, achieved in the prior year). Masbate's 2017 gold production exceeded the upper end of both its revised and original production guidance ranges by 9% (or 17,468 ounces). The higher production was due to better than expected recoveries and grades, mainly driven by significantly higher than budgeted oxide ore tonnage from the Colorado Pit.

Gold production at the Masbate Gold Project in 2018 is expected to be between 180,000 and 190,000 ounces, primarily from the higher grade Main Vein pit. Masbate is budgeted to process a total of 6.8 million tonnes of ore at an average grade of 1.26 g/t and metallurgical recovery of 65.9% . The increase in grade and decrease in recovery versus 2017 is due to the change in ore source from the Colorado oxide ore (lower grade and higher recovery) to the Main Vein ore (higher grade and lower recovery).

Otjikoto Mine

Certain portions of the following information are derived from and based on the technical report entitled “NI 43-101 Technical Report Feasibility Study: Otjikoto Gold Project, Province of Otjozondjupa, Republic of Namibia” dated February 25, 2013 prepared by, among others, the following Qualified Persons: William Lytle, P.E., Tom Garagan, P.Geo., Hermanus Kriel, Pr.Eng., Glenn Bezuidenhout, Pr.Eng., FSAIMM and Guy Wiid, Pr.Eng., (the “Otjikoto Feasibility Study”) and is based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Otjikoto Mine, please refer to the Otjikoto Feasibility Study, which is available on SEDAR at www.sedar.com. Information that post-dates the Otjikoto Feasibility Study is provided by the Company.

Property Description, Location, and Access

The Otjikoto Mine is located in the north-central part of the Republic of Namibia. It is situated approximately 300 km north of Windhoek, the country’s capital, within the Otjozondjupa Region. The Otjikoto Mine can be accessed off the main B1 road, a primary paved road, from the towns of Otjiwarongo or Otavi located approximately 70 km to the southwest and 50 km to the northwest of the Otjikoto Mine respectively.

Mining Licence (“ML”) 169, covering an area of 6,933.99 ha, was granted for a 20-year term, expiring in December, 2032. It can be renewed for further periods not exceeding 15-year terms for each such renewal period. Maintaining ML169 requires payment of an annual fee of N$10,000 and filing of bi-annual environmental reports with the Ministry of Environment and Tourism (“MET”), development of a work program, environmental compliance, commitment to seek local suppliers for fuel and lubricants, approval of the product take-off agreement, and payment of taxes by permanent employees in Namibia. Surrounding ML169 is an Exclusive Prospecting Licence (“EPL”) 2410 that is currently in good standing until its expiry on September 14, 2018 and can be renewed by the Ministry of Mines and Energy. EPL 2410 has a total area of 47,534.0467 ha. Maintaining EPL 2410 requires payment of an annual fee of N$5,000 and filing of quarterly exploration reports with the Ministry of Mines and Energy (“MME”) and bi-annual environmental reports with the MET. Exploration is conducted under the terms of an Environmental Clearance Certificate issued by the MET on August 15, 2016 and remains in good standing for a period of three years. B2Gold Namibia holds one additional EPL in the Otjikoto area currently in good standing and has several others EPLs currently in the renewal and/or under new application process in Namibia.

B2Gold Namibia, the holder of the Otjikoto Mine, is 90% owned, indirectly, by B2Gold and 10% by EVI.

B2Gold has purchased and consolidated a number of farms into B2Gold Namibia Property (Proprietary) Limited (“B2Gold Namibia Property”), including the Wolfshag, Otjikoto, Gerhardshausen, Okaputa Nord I, and Erhardtshof farms. B2Gold holds the surface rights through these farms, and all mine infrastructure and the mine itself are situated within property owned by B2Gold Namibia Property. No additional surface rights are required to support B2Gold’s mining operations.

The Agricultural and Commercial Land Reform Act levies a land tax; the rates of such land tax is determinable on nationality, size of the farm, activities and number of farms by a particular owner as determined by the applicable Ministry of Land Reform.

The Namibian Minerals Act levies a royalty of 3% on the net sales of gold and silver. A VAT of 15% applies to domestic goods and services and 16.5% to imported goods and services. A refund on the 15% VAT on domestic goods and services is available. The Income Tax Amendment Act, 2015 which, under section 35B inserted into the Income Tax Act, 1981, has introduced a 10% withholding tax on interest payable to non-resident lenders.

The Export Levy Act levies an export levy of 1% on the commercial value of the invoice for gold bullion exported.

To the extent known there are no other significant factors or risks that might affect access or title to, or the right or ability to perform work on, the property, including permitting and environmental liabilities to which the project is subject that are not discussed in this Annual Information Form.

History

All of the early exploration activity from the 1960s to the late 1990s focused on base metals. Companies involved included Kennecott Exploration, Falconbridge, Tsumeb Corporation, Anglo American, and Gold Fields Prospecting. However, only a limited portion of the current licenses were held and explored by these companies.

Due to the thickness of cover material, the primary exploration tool was geophysics. Completed surveys included ground magnetics, IP, time domain EM, controlled source audio magnetotellurics, natural source audio magnetotellurics, and frequency domain EM.

During 1998–1999, B2Gold Namibia, under its previous name, Avdale Namibia (Proprietary) Limited which was originally incorporated as a subsidiary of Anglo American, drill tested an intense 9 km long linear magnetic feature centered on the Otjikoto farm, and observed visible gold at the base of some RAB drill holes. Work conducted since the discovery is described under “Otjikoto Mine – Exploration”.

There is no known gold or base metals production prior to B2Gold’s development of the mine. Several small-scale amethyst quarries are present on the property but not in the immediate area of the main deposit. There are no historical estimates that are relevant to the current Mineral Resources and Mineral Reserves.

Geological Setting, Mineralization, and Deposit Types

The Otjikoto deposit is located within the Damara Mobile Belt, within the northern portion of the northeasterly striking “Intracratonic Branch” of the belt. It is considered to be an example of an orogenic-style gold deposit.

The Otjikoto area is predominantly underlain by lithologies belonging to the Neoproterozoic Swakop Group. The Okonguarri Formation hosts the gold mineralization and is overlain and underlain by glacial diamictite horizons of the Ghaub and Chuos Formations, respectively. The Okonguarri Formation consists primarily of thick units of dark grey carbonaceous marble, biotite-schist, graphitic schist and calc-silicate horizons. The schist units are derived from semi-pelitic, pelitic, marl and psammitic units in a turbiditic sedimentary package. The rocks in the Otjikoto area have experienced at least three phases of moderate to tight folding and some thrust faulting. They have also been affected by extensive metasomatism, followed by prograde regional metamorphism that has reached upper greenschist to lower amphibolite facies.

Mineralization in the main Otjikoto deposit is hosted by a north–northeast striking sheeted sulphide (+ magnetite)–quartz + carbonate vein system that has a strike length of about 2.3 km, and extends at depth to at least 475 m below surface. The gold occurs in a series of thin (commonly <10 cm) sheeted veins in the Upper and Middle Okonguarri Formation. The veins and associated mineralization form a series of en-echelon zones oriented at approximately 010–020° north–northeast and plunging at 10–15° (average 12°) to the south–southwest. Gold occurs within the vein system as coarse native gold particles that can vary from 5–400 µm, averaging about 100µm in size. Mineralization remains open down plunge as presently tested.

Mineralization in the adjacent Wolfshag deposit occurs as a series of south–southwest-plunging shoots of mineralization coincident with the hinge zones of the tight folding of several marble and metasedimentary horizons. Mineralization is associated with generally concordant (bedding parallel) vein zones that are principally hosted within an altered meta-sandstone unit. Wolfshag mineralization occurs as calcite–pyrite veins with minor magnetite and pyrrhotite. The mineralized zone is about 1.6 km long, and has been followed with drilling for about 1,750 m down plunge to a depth of 650 m below surface. The upper shoot (called the WA zone) containing the highest grades and the majority of the mineralization is associated with a fold nose. Gold mineralization generally decreases outward from the fold nose along more favourable strata in the limbs of the fold. Individual veins vary in true thickness from a few millimetres to as much as a metre, with vein zones having a true thickness that varies from 20 m in the fold nose of the WA shoot to a few metres along the limbs. The Wolfshag zone remains open at depth down plunge to the southwest.

Exploration

Exploration activities completed by the Company include geological mapping, geochemical soil sampling, airborne geophysical surveys (Aster satellite imagery, electromagnetics, magnetics and radiometrics), and ground geophysical surveys (magnetics, IP).

In 2017, exploration in Namibia focused on several targets proximal to the mine site and drill testing the Ondundu joint venture (“JV”) prospect. A total of 68 diamond drill holes for 15,758 m and 155 RAB holes for 4,619 m were completed.

B2Gold’s current and planned exploration activities are discussed under “Otjikoto Mine - Exploration, Development, and Production”.

Drilling

Drilling has been completed in support of exploration evaluations, Mineral Resource and Mineral Reserve estimates, mine planning, geotechnical and hydrogeological evaluations, and infrastructure site sterilization (condemnation drilling). Drilling as of December 31, 2017 on all projects in Namibia includes 1,446 core holes (299,102 m), 509 RC holes (46,876 m) and 1,747 RAB holes (36,573.5 m).

For the 2015 Otjikoto Mineral Resource model that remains the current resource model, a total of 1,451 core and RC drill holes (248,206 m) were completed between 1999 and October 30, 2015. Of the total, drill holes with assays available include 878 core holes (201,083 m) and 437 RC holes (37,088 m) for a total of 1,315 drill holes (238,171 m). Drill holes with no assays available (geological logging was used for stratigraphic models) include 125 core (9,211 m) and 11 (825 m) RC holes for a total of 136 drill holes (10,036 m). Subsequent to the 2015 Mineral Resource estimate database closeout date, Otjikoto drilling has included 89 core holes (20,419 m), 29 RC holes (5,325 m) and 372 RAB holes (7,385 m).

Sieved RAB samples, RC chips, and core are logged. Core is photographed, and recoveries are recorded. Drill hole collar locations are surveyed by a contract professional land surveyor. Down-hole surveys are performed at regular down-hole intervals using Reflex Ez-shot instrumentation.

For the March 2017 Wolfshag Mineral Resource model, a total of 330 core and RC drill holes were used (92,325 m). Of the total, drill holes with assays available include 293 core holes (86,113 m) and 4 RC holes (255 m) for a total of 297 drill holes (86,368 m). Drill holes with no assays available (geological logging was used for stratigraphic models) include 32 core (5,885 m) and 1 (72 m) RC hole for a total of 33 drill holes (5,956 m).

Fifteen (15) core holes were drilled in Otjikoto in 2017 (3,650 m). Ondundu drilling includes 53 core holes (12,107 m) and 155 RAB holes (4,619 m). Drilling completed in 2017 on all projects in Namibia includes 68 core holes (15,758 m) and 155 RAB holes (4,619 m).

Drilling in 2017 supports follow-up down plunge drilling on both the Otjikoto and Wolfshag deposits that remain open at depth to the south-southwest.

On the Ondundu Joint Venture, exploration will focus on identifying new drill targets outside the main zone and possibly drilling down plunge on the main Razorback zone.

Sampling, Analysis, and Data Verification

RC samples are collected at 1 m intervals in plastic bags using a cyclone, and split at the drill site using a riffle splitter. Two sample splits are initially produced. A portion of one sample is used for logging purposes. The split samples are transported to the core yard, where they are further split to produce an assay sample, a field duplicate, and a reference sample. Initially, core was typically sampled at 1 m intervals, with a minimum 30–40 cm sample. In 2012, the protocol was changed such that sampling respected the geology. Not all core is sampled. The mineralized zones and a shoulder 3–5 m above and below the mineralized zones are sampled continuously.

However, in narrow mineralized zones that are separated by more than 3 m of waste material, a gap in the sampling is allowed.

For current exploration programs, ALS Minerals (“ALS”) Swakopmund or ALS Johannesburg is used for sample preparation, ALS Johannesburg for primary analysis and Bureau Vertitas, Swakopmund, Namibia as the check laboratory. All laboratories have accreditations for selected analytical techniques and are independent of the Company.

Sample preparation consists of drying, crushing to -2 mm, and pulverizing to 106 μm. Gold grades are determined using a screen fire assay methodology with either an atomic absorption (“AA”) (<10ppm gold) or gravimetric finish (>10 ppm gold). In addition to gold assays, a multi-element suite of 22 elements can be requested for exploration assays. The most frequently-used multi-element analytical techniques include inductively-coupled plasma mass spectrometry (“ICP-MS”), inductively-coupled plasma atomic emission spectroscopy (“ICP-AES”) and X-ray fluorescence. Sulphur and carbon are also assayed for, using either a LECO or similar carbon and sulphur analyzer.

Density determinations are performed by site personnel on RC and whole core samples using either the water displacement method or pycnometer testing. There is currently a total of 29,464 density measurements.

QA/QC measures include regular insertion of certified reference material, field duplicate and blank sample materials prior to submission of samples to the laboratory to monitor laboratory accuracy and precision and sampling sequencing and precision. QA/QC sample insertion rates are typically at the rate of 1:20, but can be at 1:38 for selected sample types. QA/QC data are reviewed on a continuous basis.

Sample security measures practiced included moving of RC samples and core from the drill site to the secure B2Gold core yard in Otjiwarongo. Sample shipments are tracked using industry-standard procedures. B2Gold is of the opinion that the core storage is secure because access to the Otjiwarongo core yard is strictly controlled and a B2Gold representative has always been present in the core yard.

Data imported into the project database are subject to validation, which includes checks on surveys, collar coordinates, lithology data, and assay data. The checks are appropriate, and consistent with industry norms. No material issues with the project database including sampling protocols, flowsheets, check analysis program or data storage have been identified to date from the checks performed. The project database is acceptable for use in Mineral Resource and Mineral Reserve estimation, and can be used to support mine planning. The project database is acceptable for use in Mineral Resource and Mineral Reserve estimation.

Mineral Processing and Metallurgical Testing

Metallurgical test work has been primarily performed by SGS Lakefield. Additional testing facilities included Jenike & Johanson (materials handling), Rocklab (unconfined compressive strength tests), CANMET (leach optimization), and FLS-Knelson (gravity concentration and intensive leach tests).

Completed test work included materials handling, comminution, unconfined compressive strength tests, chemical composition and mineralogy, leach and gravity tests, leach optimization, leach variability tests, carbon adsorption test work and modelling, cyanide destruction test work, gravity concentration and intensive leach test work, sedimentation and rheological tests, bench scale sedimentation tests, and environmental and geotechnical testing.

Based on analysis of results the following conclusions can be drawn from the test work programs:

•

The variation in head grade between metallurgical composites is an indication of the presence of coarse nugget gold in the samples. Base metal assays were low, and levels of mercury, organic carbon, arsenic, antimony and bismuth were such that they would not present metallurgical processing issues.

•	Overall gravity circuit gold recoveries for the three metallurgical recovery composites were very good, ranging from 94.8% to 98.3%.
•	The optimized leach tests indicated high gold recovery for all ore types.
•	No preg-robbing was noted in the composites.
•

85th percentile grindability data were used for sizing the grinding circuit and to select the mill power and SAG and ball mill to satisfy plant throughput requirements for both the SAG mill/ball mill and SABC circuit configurations.

•

Gravity concentrate intensive leach tests for two of the composites indicated a gold recovery of 99.7% and 99.9% respectively after 48 hours of leaching. The third composite returned +99.9% recovery after 80 hours of leaching.

•	A mill grind of 80% passing 75 μm (200 mesh) was selected as the design basis.
•	Flocculant screening showed that an anionic polyacrylamide flocculant with a high molecular weight and medium charge density produced the best settling rates and overflow clarity for all ore types.
•	SO2/Air cyanide destruction produced acceptable results that met weak acid dissociable cyanide targets.

No deleterious elements are present in the doré.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

Otjikoto Model

Interpretations of mineralized zones were created using logged lithology, vein percent, sulphide abundance and gold grade at a nominal 0.3 g/t Au threshold. Mineralized zones were divided into eight different stratigraphic/structural domains. Assays were capped prior to compositing at 2 m intervals. The mean densities of whole core samples by major rock type, weathering, and mineralization state were applied to the block model.

A lithology model was created by interpolating an indicator using ID2 for the major rock types. Wireframe models of oxidation/weathering were applied to the block model. Metallurgical domains were defined by oxidation state and dominant sulphide composition, and a polygon “cookie-cutter” was used to code the block model with these domains.

OK was used to estimate lower grades within the 0.3 g/t shell, and IK consisting of a single indicator at a threshold of 0.8 –0.9 g/t Au was used to estimate the higher-grade portion of the deposit. Block grade estimates were validated by visual comparison to composite grades, comparison of global block statistics to the NN model, swath plots to check for local bias and comparisons to global change-of-support-adjusted distributions.

Drill spacing up to 25 x 50 m is categorized as Indicated Resources, and drill spacing beyond Indicated and up to 100 x 100 m is categorized as Inferred. No Measured Mineral Resources were estimated.

Wolfshag Model

Mineralized zones were created using lithology, vein percent, sulphide abundance and a nominal 0.2 g/t Au threshold. Internal to this, a high-grade zone associated with higher percent veining was created at a nominal 2 g/t Au threshold. There are five stacked domains at Wolfshag named WA to WE, from top to bottom. Assays were capped by domain and low- and high-grade subdomains prior to compositing to 3 m lengths. Mean densities by major rock type, weathering, and mineralization state were applied to the block model. A lithology model was created from detailed 3D geological interpretations of thrusts and marble units.

Grade was interpolated into the block model using OK with hard boundaries between major domains and grade shells. Block estimates were validated by visual comparison to composites, comparison of global block statistics to declustered means, swath plots to check for local bias and global change-of-support distributions were compared to block model grade–tonnage distributions.

For mineralization amenable to open pit mining, blocks within areas of 25 x 50 m or closer drill spacing were categorized as Indicated. Blocks within 50 x 50 m were categorized as Inferred. For underground resource reporting, blocks within 25 x 25 m spaced drilling were categorized as Indicated and areas with drill spacing up to 50 x 100 m were categorized as Inferred. No Measured Mineral Resources were estimated.

Otjikoto and Wolfshag Reporting

The Otjikoto and Wolfshag models were combined prior to pit optimization. Reasonable prospects of eventual economic extraction were assessed by reporting Mineral Resources within a US$1,400/oz Au pit shell. Mineral Resource pit shells were run using the same costs, metallurgical recovery, and pit slope assumptions as those used to constrain the Mineral Reserve estimates. Mineral resources amenable to underground mining at Wolfshag are reported outside the open pit resource estimate and above a cutoff grade of 2.6 g/t Au.

The Mineral Resource estimate for Otjikoto accounts for mining depletion as of December 31, 2017 and 2018 budgeted costs. It is considered current and has an effective date as of December 31, 2017. No Measured Mineral Resources were estimated.

Otjikoto Indicated Mineral Resources Statement

Area	Tonnes (t)	Gold Grade (g/t Au)	Contained Gold Ounces (oz)	Contained Gold Kilograms (kg)
Otjikoto Open Pit	23,460,000	1.11	840,000	26,100
Wolfshag Open Pit	5,740,000	2.97	549,000	17,100
Wolfshag Underground	170,000	4.87	27,000	800
ROM Stockpile	820,000	0.89	24,000	700
LG Stockpile	5,200,000	0.44	74,000	2,300
Total	35,390,000	1.33	1,513,000	47,100

Otjikoto Inferred Mineral Resources Statement

Area	Tonnes (t)	Gold Grade (g/t Au)	Contained Gold Ounces (oz)	Contained Gold Kilograms (kg)
Otjikoto Open Pit	2,030,000	0.64	42,000	1,300
Wolfshag Open Pit	1,600,000	0.64	33,000	1,000
Wolfshag Underground	970,000	5.64	176,000	5,500
Total	4,600,000	1.70	251,000	7,800

Notes:

1.

Mineral Resources have been classified using the CIM Standards. Mineral Resources are reported inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2.	All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.
3.	Mineral Resources are reported on a 90% attributable basis; the remaining 10% interest is held by EVI.
4.	The Qualified Person for the resource estimate is Tom Garagan, P.Geo., who is B2Gold’s Senior Vice President, Exploration.
5.	The Qualified Person for the stockpile estimate is Peter Montano, P.E., who is B2Gold’s Project Director.
6.

Mineral Resource estimates that are amenable to open pit mining methods assume a gold price of US$1,400/oz, metallurgical recovery of 98%, and operating cost estimates of US$1.79/t mined (mining), US$12.27/t processed (processing) and US$3.67/t processed (general and administrative).

7.	Mineral Resources that are amenable to open pit mining are reported at a cutoff of 0.40g/t Au. Mineral Resources that are amenable to underground mining are reported at cutoff of 2.6 g/t Au.

Mineral Reserves

Indicated Mineral Resources were converted to Probable Mineral Reserves following consideration of relevant modifying factors and an optimized open pit design. After process upgrades the mill throughput has been increased to 3.3 Mtpa. The metal price assumption was US$1,250/oz, dilution and ore loss were applied through whole block averaging such that both are variable by block, and process recoveries were 98% based on operational results. Operating costs assumed $1.79/t mined for mining costs, US$12.27/t ore for processing costs, and general and administrative costs of US$3.67/t processed.

The Mineral Reserve estimate for Otjikoto accounts for mining depletion as of December 31, 2017 and 2018 budgeted costs. It is considered current and has an effective date as of December 31, 2017. Mineral Reserve estimates for the Otjikoto Mine have been modified from the Indicated Mineral Resources. No Proven Mineral Reserves have been reported.

Probable Mineral Reserves Statement

Area	Tonnes (t)	Gold Grade (g/t Au)	Contained Gold Ounces (oz)	Contained Gold Kilograms (kg)
Otjikoto	14,420,000	1.27	589,000	18,300
Wolfshag	4,290,000	2.70	372,000	11,600
Stockpiles	820,000	0.89	24,000	700
Total	19,530,000	1.57	985,000	30,600

Notes:

1.	Mineral Reserves have been classified using the CIM Standards.
2.	All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.
3.	Mineral Reserves are reported on a 90% attributable basis; the remaining 10% interest is held by EVI.
4.	The Qualified Person for the reserve estimate is Peter Montano, P.E., who is B2Gold’s Project Director.
5.

Mineral Reserves that will be mined by open pit methods assume a gold price of US$1,250/oz, metallurgical recovery of 98%, and operating cost estimates of US$1.79/t mined (mining), US$12.27/t processed (processing) and US$3.67/t processed (general and administrative).

6.

Dilution and ore loss was applied through block averaging such that at a cutoff of 0.45 g/t Au, there is a 1% decrease in tonnes, a 4% reduction in grade and 5% reduction in ounces when compared to the Mineral Resource model.

7.	Mineral Reserves are reported at a cutoff of 0.45 g/t Au.

Except as disclosed elsewhere in this Annual Information Form, there are no undisclosed metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political and other issues that the Company is aware of that may reasonably be expected to materially affect the Mineral Resources and Mineral Reserves estimates for the Otjikoto Mine.

Mining Operations

The Otjikoto Mine is an owner-operated conventional open pit operation, with higher-grade material sent to the plant, and lower-grade material stockpiled until the end of the mine life. The mine plan assumes an active mining life of seven years, and a stockpiling strategy is practiced to achieve a processing life of 9 years. The high-grade (>0.6 g/t Au) and low-grade (0.25 –0.60 g/t Au) stockpiles will be processed in years 4–9 including three years of operations after active open pit mining ceases. The Otjikoto ultimate pit is planned for development in a sequence of four pit phases (phase one is complete), and the Wolfshag ultimate pit is planned for four pit phases. The Otjikoto ultimate pit will be approximately 2.0 km long, 585 m wide, and 245 m deep, and the Wolfshag ultimate pit will be approximately 1.3 km long, 820 m wide, and 260 m deep.

Pit slopes vary by geotechnical domain, with overall slope angles ranging from 35–45º. Bench heights also vary by geotechnical domain, from 10–20 m. Reserve model dilution and ore loss were applied through whole block averaging such that both dilution and ore losses are variable. A nominal ramp and road width of 27 m, including drainage and safety windrow, was used for dual lane truck operation in the mine design. A ramp gradient of up to 1 in 10 (10%) was used. The last five mine levels will be single-lane, with a practical design width of 16 m. Surface haul roads are 27 m wide.

The base case mine production schedule involves the movement of 35 to 38 Mtpa from a combination of the Otjikoto and Wolfshag open pits, and a total of 260 Mt over the active mining period 2018 through 2025.

The mining operations are scheduled to work 365 days a year, with reduced production rates during the rainy season. The planned equipment fleet is based on 90 t capacity haul trucks that are conventional for the industry, providing relative flexibility in the utilisation as several pit stages will be mined simultaneously to mine waste and ore at different levels. The mill feed ore will be transported from open pits to the ROM pad for direct tipping or stockpiling. It is assumed that up to 75% of the ROM feed will be stockpiled to regulate the mine production and crusher feed rates.

A large WRSF has been constructed west of the Otjikoto and Wolfshag open pits. Location considerations were based on minimizing haulage, surface water drainage and area availability. An overall slope angle of 18° was used in the design of the waste dump faces with 5 m berms located at 10 m vertical intervals.

Processing and Recovery Operations

Design assumptions were based on the metallurgical test work described above. The mill design is based on a gravity/whole ore leach flowsheet with a nominal treatment rate of 2.5 Mtpa, and a plant availability of 94%. A 25% design factor was included to facilitate a future expansion. This expansion was completed in 2015, and the current mill throughput rate is 3.3 Mtpa. The average recovery for 2016 was 98.1% and long-term assumptions are 98%.

The mill uses a conventional flowsheet whereby gold is recovered by gravity concentration/intensive leaching and by a cyanide leach/CIP process for treatment of gravity tailings. The process flowsheet consists of: crushing; grinding; gravity concentration and intensive cyanidation; cyanide leaching of gravity tailings; CIP; cyanide destruction; tailings disposal; acid wash and elution; electrowinning and gold room; carbon regeneration; reagents make-up and distribution; and air services and plant water services.

Infrastructure, Permitting, and Compliance Activities

The infrastructure established at Otjikoto is described in the Otjikoto Feasibility Study, and includes the process plant, TSF, accommodation camp, roads, airstrip, mine services area, open pits, stockpiles, and WRSFs.

The process plant processes 3.3 Mtpa and deposits tailings in the TSF using the upstream method. The TSF is designed to contain at least 36 Mt of tailings.

All water falling directly on the industrial areas (contact water) or otherwise in contact with the mining operations (water within the open pit, water return, and storm water from the TSF) is captured, stored, and used in the mining and processing facilities. The storm water dam is designed to hold all water falling on the processing facility terrace during a 24-hour, 1:50 year rainfall event. Two water storage dams have been constructed. One is the reclaim process water dam, which receives water from the TSF and supplies this water to the process plant; the second is the pit dewatering dam that provides water for dust suppression and mineral processing. The mining facility surface water control structures are adjusted on an annual basis to account for the current open pit, WRSF, and road arrangement.

Power is produced on site by heavy fuel oil generators that supply 15 MW (plus backup units and load balancing capability) to the processing plant and other facilities.

Materials and consumables are transported to site via the B1 national highway. Within the mine, gravel or dirt roads are used for internal site access.

An ESIA that included an Environmental Management Plan and Mine Closure Framework was completed for the Otjikoto pit. B2Gold Namibia received environmental clearance for the Wolfshag open pit operations on January 26, 2015, based on an EIA.

B2Gold holds all required permits to conduct the open pit operations.

Closure and reclamation costs are estimated and updated annually. Closure and reclamation costs at the end of 2017 were estimated at US$15.9 million on an undiscounted basis.

Capital and Operating Costs

Capital Costs

Sustaining capital costs are based on operational experience and LoM projections. The table below presents the 2018 budgeted costs and the estimated capital costs for the LoM, including 2018.

Sustaining Capital Cost Estimate *

Area	2018 Budget (US$ million)	LoM Estimated including 2018 (US$ million)
Site General and Infrastructure	2.8	11.7
Mining and Processing	15.5	50.2
Closure and Rehabilitation	—	15.9
Total	18.3	77.8

*Note: Totals may not sum due to rounding. The projected LoM for the Otjikoto Mine is seven years of mining and 9 years of processing, including 2018. Capital costs include mining fleet replacement and rebuilds, closure costs, and standard rebuild and other capital projects for mining, processing, and site general costs. Deferred stripping costs are excluded.

Operating Costs

Budgeted 2018 and estimated LoM operating costs are provided in the table below.

Operating Cost Forecast *

Area	Units	2018 Budget	LoM Estimated (including 2018)
Mining	US$/t mined	1.65	1.79
Processing	US$/t processed	12.27	11.44
Site General	US$/t processed	3.67	3.41

*Note: The projected LoM for the Otjikoto Mine is seven years of mining and 9 years of processing, including 2018. Operating costs include all mining, processing and site general costs including pre-stripping and development.

The capital cost estimates and operating cost estimates in the tables above are based on the Company’s current estimates and mine plan for the Otjikoto Mine. B2Gold’s costs in subsequent years may vary significantly from B2Gold’s 2018 and LoM cost estimates as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates and changes to B2Gold’s current mining operations or mine plan. B2Gold’s current mine plan for the Otjikoto Mine is based on existing Mineral Reserves. B2Gold conducts ongoing exploration and analyses at B2Gold’s operating mines with a view to identifying new Mineral Resources and upgrading existing Mineral Resources to higher confidence levels and potentially into new Mineral Reserves. If new Mineral Reserves are successfully identified it may alter the current mine plan and potentially extend the mine life.

Exploration, Development, and Production

The 2017 exploration program included drill testing several targets close to the Otjikoto mine site to evaluate both open pit and underground potential targets. Additional drill was also completed on the Ondundu JV project located 250 km to the west of the Otjikoto Mine site.

The exploration budget for 2018 in Namibia is US$5.1 million, and will be directed towards near-mine brownfields targets and prospective regional targets.

The Otjikoto Mine, in which B2Gold holds a 90% interest, had a record year in 2017, producing an annual record of 191,534 ounces of gold which exceeded the upper end of its revised production guidance range by 6% (or 11,534 ounces) and the top end of its original production guidance range by 9% (or 16,534 ounces). Otjikoto's performance in 2017 was mainly the result of better than expected high-grade ore tonnage from the Wolfshag Phase 1 Pit and higher than expected mill throughput.

The Otjikoto Mine is expected to produce between 160,000 and 170,000 ounces of gold in 2018, primarily from the Otjikoto Pit. In 2018, Otjikoto is budgeted to process a total of 3.3 million tonnes of ore at an average grade of 1.59 g/t and process recovery of 98%. The slight drop in grade versus 2017 is due to a negligible amount of Wolfshag ore being mined in 2018 as phase 2 of the Wolfshag Pit is being developed. Ore production is planned to resume from the Wolfshag Pit in 2019 and is expected to provide higher grade open-pit mill feed in the future.

OTHER PROPERTIES

El Limon Mine

The El Limon Mine is located in northwestern Nicaragua approximately 100 km northwest of Managua, the capital of Nicaragua. B2Gold holds an indirect 95% interest in Triton Minera S.A. (“Triton”), the mine operator. The remaining 5% of Triton is held by IMISA.

The El Limon Mine is within the 12,000 ha “Mina El Limon” mineral concession that has a term of 25 years expiring in April 2027. There are, in addition, three exploration-stage mineral concessions, Bonete-Limon, San Antonio and Villanueva 2, which collectively cover a total of 7,200 ha. Each mineral concession under the Nicaraguan Mining Code is subject to an agreement issued by the government of Nicaragua that includes the rights to explore, develop, mine, extract, export and sell the mineral commodities found and produced from the concession. All of the permits required for exploration, mining and milling activities are in place for the El Limon Mine apart from El Limon Central which is discussed below. Escalating annual surface taxes are payable to the Nicaraguan government for the Mina El Limon mineral concession.

International Royalty Corporation, a subsidiary of Royal Gold, Inc., holds a 3% net smelter return royalty on gold production from the El Limon Mine and certain other concessions. The revenue from the El Limon Mine is also subject to a 3% ad valorem tax on gold production payable to the Government of Nicaragua, which is considered a deductible expense for purposes of computing corporate income tax. Net profit is defined as the excess of gross revenue (being all revenue received from the operation by Triton Mining (USA), LLC of its business) over expenses (being specified as costs incurred and charged as expenses by Triton Mining (USA), LLC arising from its business, including working capital and operating expenses, royalties paid, borrowing costs, taxes and general sales and administrative expenses).

The 2017 exploration program at the El Limon Mine focused on the newly-discovered El Limon Central area. A total of 188 drill holes (34,400 m) were completed on several targets; however, the El Limon Central structure became the primary focus of drill activities. On February 23, 2018, the Company announced a positive initial open-pit Inferred Mineral Resource at the El Limon Central zone, of 5,130,000 tonnes at a grade of 4.92 g/t of gold containing 812,000 ounces of gold (on a 100% basis). The vein system remains open to depth and along strike. Inferred Mineral Resources are amenable to open-pit mining methods and are reported within a pit shell run using a gold price of US$1,400/oz, an average gold recovery of 83.8% (based on preliminary metallurgical testwork) and recent El Limon mine operating costs. The El Limon Central zone, at its closest location, is approximately 150 m from the El Limon mill facility, extending southeast and northwest, adjacent to existing plant and administrative infrastructure. Historical records indicate that parts of the El Limon Central zone had been mined underground in past decades. B2Gold's recent exploration work indicates the underground mining was much more limited than previously thought. B2Gold is currently conducting additional metallurgical testing on the Limon Central mineralized zones and a study to evaluate the potential to expand the El Limon throughput. The study is expected by mid-2018. The permitting process for El Limon Central area is advancing and an environmental impact statement was submitted to the Department of Natural Resources (MARENA) in February of 2018.

In 2017, an initial study was completed regarding the potential re-processing of the old tailings at El Limon. Based on historic mill and drilling records, the tailings contain a target for further exploration estimated to contain 9 million to 11 million tonnes with a potential gold grade of 0.80 g/t to 1.0 g/t. This potential quantity and grade is conceptual in nature and there has been insufficient exploration to define mineral resources and it is uncertain if additional exploration will result in the target for further exploration being delineated as a mineral resource. An ongoing drill program is underway to test grade variability within the historic tailings, collect samples for metallurgical testing, and provide updated specific gravity data. The new 2017-2018 drill information and metallurgical data will be used to support a resource estimate that will help inform studies as to what the optimum grind size, capital costs and project economics could be to re-process the historic tailings. The resource drilling program comprises approximately 240 holes ranging from 15-25 m depth for about 3,600 m total drilling, based on a 50 x 50 m drill spacing. The metallurgical sampling program will comprise about 600 m drilled in about 95 holes to provide material for master composites and spatial variability samples that SGS Lakefield, Canada will study. B2Gold has a budget of US $450,000 to complete the resource definition drilling and metallurgical work. The concept is to regrind the old tailings to a much finer grind size, process them through a new CIP plant and place the tailings in a new lined tailings storage facility.

In 2017 the El Limon Mine, in which B2Gold holds a 95% interest, produced 42,776 gold ounces. Mill recovery was 94.1% .

In 2018, the El Limon Mine is budgeted to process 0.5 million tonnes of ore at an average grade of 3.96 g/t gold with gold recoveries averaging 94%. Most of the planned production will be sourced from underground operations at Santa Pancha with about a quarter of the production from the Mercedes Pit. The mining permit for the Mercedes Pit was recently received and development of the pit has commenced.

The Company plans to undertake sustaining capital expenditures at the El Limon Mine totalling $15.3 million in 2018, of which $6.1 million relates to underground development at Santa Pancha. Non-sustaining capital costs are budgeted to total $2.8 million.

Closure and reclamation costs are estimated and updated annually. Closure and reclamation costs at the end of 2017 were estimated at US$15.7 million on an undiscounted basis.

La Libertad Mine

La Libertad Mine is located in the La Libertad–Santo Domingo Region of the Department of Chontales in Central Nicaragua. The mine is situated approximately 110 km due east of Managua, the capital city of Nicaragua and 32 km northeast of Juigalpa, the capital city of the Department of Chontales.

B2Gold holds 100 % of the La Libertad exploitation concession, covering an area of 10,950 ha, which was granted by Ministerial Decree No. 032-RN-MC/94 (the “Ministerial Decree”) for a 40-year term, expiring in 2034. B2Gold also holds 100% of the Buenaventura and Cerro Quiroz exploration concessions, which are contiguous with the La Libertad exploitation concession and cover a total of 4,600 ha.

The Ministerial Decree requires that B2Gold pays surface taxes on a semi-annual basis, and pays a net 3.0% royalty on gross production revenues (ad valorem tax) to the government of Nicaragua.

B2Gold operates through its subsidiary, Desarrollo Minero de Nicaragua S.A. (“Desminic”). Desminic holds 100% of the La Libertad exploitation concession and the Buenaventura exploration concession. The Cerro Quiroz exploration concession is 100% held by the Company through its subsidiary, Cerro Quiroz Gold S.A.

The 2017 exploration program at the Libertad Mine included geological mapping, rock chip, stream sediment and auger sampling, trench sampling and drilling. A total of 160 core holes (21,771 m) were completed for exploration, infill, geotechnical, or condemnation purposes at Cuernos de Oro, Calvario, Chamarro, Cosmatillo, Jabali Antena, Minerva, Mojon, San Juan, Santa Julia, Tope, and Volcan.

In 2017 the La Libertad Mine produced 82,337 ounces of gold, with a mill recovery of 93.8% .

In 2018 the La Libertad Mine is budgeted to produce between 115,000 and 120,000 ounces of gold. La Libertad’s production forecast assumes that production will start from the Jabali Antenna Pit in the third quarter of 2018 (dependent upon the successful completion of resettlement activities and receipt of the remaining mining permits).

In 2018, La Libertad is budgeted to process a total of 2.3 million tonnes of ore at an average grade of 1.76 g/t and process recovery of 94%. The significant increase in grade versus 2017 is due to anticipated mining the high-grade Jabali Antenna, San Diego and San Juan pits, augmented by production from the Mojon and Jabali West underground mines.

Sustaining capital costs for La Libertad are planned to total $28.5 million, mainly for pre-stripping and underground development/infrastructure. Non-sustaining capital costs are budgeted to total $2 million.

Closure and reclamation costs are estimated and updated annually. Closure and reclamation costs at the end of 2017 were estimated at US$24.2 million on an undiscounted basis.

Current plans at La Libertad include mining and processing into 2020, with a combination of mineral reserves and mineral resources. The Company has a successful track record of converting its mineral resources to reserves, and exploration for additional mineral targets continues. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Burkina Faso Regional Projects (Kiaka–Toega)

The Kiaka Project is located in south–central Burkina Faso in the regional province of Boulgou and Zoundweogo, approximately 140 km southeast of the capital Ouagadougou. Access consists of 100 km of paved road from Ouagadougou to Manga, followed by 40 km of gravel road to the exploration camp. The Toega Project is located approximately 50km north of the Kiaka Project and is accessed via the Ouagadougou-Koupela paved road, followed by a gravel road to the exploration camp.

Burkina Faso adopted a new Mining Code which was published at the official gazette (Journal Officiel) on October 29, 2015. The Mining Code includes increases in corporate income tax , to 27.5% and an additional 1% tax for a Local Development Fund and a preferred dividend for the State.

The Kiaka Project is hosted within an exploitation licence issued on July 8, 2016 (the “Kiaka Licence”) that is 5,402 ha in extent. The Kiaka Licence is held by Kiaka S.A., a Burkinabe company that is 81% owned by us (indirectly through our subsidiary Volta Resources Cayman (Inc.)), 9% owned by GAMS–Mining F&I Ltd., a Cypriot company, and 10% owned by the Government of Burkina Faso. A condition of the Kiaka Licence grant is that mine construction at the Kiaka Project is completed within two years of the issuance date which is in July 2018, a timeframe that the Company does not expect to meet. Subject to payment of relevant duties, a two-year suspension of the Kiaka Licence can be applied for on the basis that a project is not viable under ambient conditions, as evidenced by an economic study. The Burkina Faso Mining Code provides for two additional two-year suspensions which can be applied for by the Kiaka Licence holder that, if granted, can delay the period for construction to a total maximum of six years.

In addition to the Kiaka Licence B2Gold holds five exploration permits in the Kiaka area, which comprise the Kiaka Regional Project, including the Toega project, and five permits in other areas of Burkina Faso, for a total of 2,001.82 km2. All exploration permits were renewed in 2017 with expiry in 2026.

To meet the construction requirements of the Kiaka Licence, Kiaka S.A. must apply for, or be granted (by order (arrêté)), a construction permit by the Ministry of Mines, which it currently does not have. If it obtains or receives a construction permit, certain customs duty and tax exonerations will apply for a period of two years after the issuance of the construction permit order (arrêté). If construction is not completed within two years of issuance of the construction permit, the exonerations will no longer be valid for the period beyond the two years. However, if at least 50% of construction has been completed during the two-year period, the Company may apply for an extension of the exonerations for an additional year. If granted, full exonerations will apply for the additional year. Pending completion of further economic analysis of the Kiaka Project, the Company has no current plans to apply for a construction permit at this time.

In 2017, 66 core holes (19,378 m), 14 RC drill holes (2,475 m), and eight RC collar/core tail drill holes (2,002 m) were completed to better define the limits of the new zones of gold mineralization at the Toega prospect, and to explore the immediate area for additional mineralization. In late 2017, RC hole NKRC039 intercepted a new zone of mineralization ( 3.24 g/t gold over 22.2 m) west of the current resource pit boundary. This new area will be a target of follow-up drilling in 2018.

On February 22, 2018 the Company announced an initial Inferred Mineral Resource on the Toega project of 17,530,000 tonnes of 2.01 g/t gold, containing 1,130,000 gold ounces (on a 100% basis) within an economically-constrained pit shell using a US$1,400/oz gold price, an average gold recovery of 86.2% (based on preliminary metallurgic testwork) and operating costs based on other B2Gold mining operations. The Toega mineralized zone now extends 1,200 m along strike, and is up to 430 m wide and up to 400 m deep. The Toega mineralized zone remains open along strike and to the north–northeast, and down dip and possibly to the west-northwest.

In 2018 B2Gold plans to spend US$9.9 million in Burkina Faso on a combined 37,000 metres of planned RC and diamond drill hole drilling to further test the down-plunge potential of the mineralized zone and other new zones of mineralization identified in close proximity to the main Toega zone.

Gramalote Project

The Gramalote Project is located approximately 230 km northwest of the Colombian capital of Bogota and approximately 80 km northeast of Medellin, the regional capital of the Department of Antioquia. As at December 31, 2017, AngloGold Ashanti Limited (“AngloGold”) and B2Gold have a 51% and 49% interest, respectively, in the Gramalote property. AngloGold is the manager of the joint venture project.

Gramalote is an intrusive-hosted, structurally-controlled stockwork gold and silver deposit with mineralization associated with three specific types of quartz veining.

The Gramalote Project area is covered by six contiguous claim blocks totalling 27,599 ha. The claims presently include five registered concession contracts totaling 25,306 ha and one exploration license totaling 2,293 ha. The claims are registered in the name of Gramalote (Colombia) Limited, the Colombian branch of Gramalote Limited that has been formed to hold the Gramalote mineral claims. Once in production, state royalties on the gold and silver will be payable at approximately 3.2% of the gross metal value at the plant site.

Total expenditures in 2017 were US$27.6 million and work focused on finishing key pre-feasibility (“PFS”) activities including the conversion of Inferred Mineral Resources to Indicated Mineral Resources at Gramalote Central, modifying the EIA study, maintaining support within the community, and value-enhancing engineering work, including optimizing mine planning and earthworks and metallurgical studies. During 2017, AngloGold finished an internal enhanced PFS study using the South African SAMREC code criteria that evaluated a large-scale open pit mining operation, a conventional SAG/ball mill circuit, flotation and leaching of both sulphide and oxide ore, and gold recovery.

In 2017, the Company, in conjunction with AngloGold, advanced the Gramalote Project to the pre-feasibility study stage. The Company is currently in discussions with AngloGold to determine what the next steps for the Gramalote Project are, including if applicable, an appropriate work program and budget to maintain the Gramalote Project in good standing while the Company and AngloGold consider their respective options.

RISK FACTORS

The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted below do not necessarily comprise all risks faced by us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business, operations and future prospects. If any of the following risks actually occur, our business may be harmed and our financial condition and results of operations may suffer significantly.

Risks related to our business

1.	COMMODITY, CURRENCY AND MARKET RISKS

Changes in the price of gold and other metals in the world markets, which can fluctuate widely, significantly affect the profitability of our operations, our financial condition and our ability to develop new mines.

The profitability of our operations is significantly affected by changes in the market price of gold and other mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond our control, including: interest rates; the rate and anticipated rate of inflation; world supply of mineral commodities; consumption patterns; purchases and sales of gold by central banks; forward sales by producers; production costs; demand from the jewelry industry; speculative activities; stability of exchange rates; the relative strength of the U.S. dollar and other currencies; changes in international investment patterns; monetary systems; and political and economic events.

The price of gold increased by approximately 12.87% over the most recently completed fiscal year, with an increase in the price from $1,148.65/oz on January 3, 2017 to $1,296.50/oz on December 29, 2017. Current and future price declines could cause commercial production or the development of new mines to be impracticable or unpredictable. If gold prices decline significantly, or decline for an extended period of time, we might not be able to continue our operations, develop our properties, or fulfill our obligations under our permits and licenses, or under our agreements with our partners. This could result in us losing our interest in some or all of our properties, or being forced to cease operations or development activities or to abandon or sell properties, which could have a negative effect on our profitability and cash flow.

Fluctuations in the price and availability of infrastructure and energy and other commodities could impact our profitability and development of projects.

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Our inability to secure adequate water and power resources as well as other events outside of our control, such as unusual or infrequent weather phenomena, sabotage, terrorism, community, or government or other interference in the maintenance or provision of such infrastructure, or failure to maintain or extend such infrastructure, could adversely affect our operations, financial condition and results of operations.

Profitability is affected by the market prices and availability of commodities that we use or consume for our operations and development projects. Prices for commodities like diesel fuel, electricity, steel, concrete, and chemicals (including cyanide) can be volatile, and changes can be material, occur over short periods of time and be affected by factors beyond our control. Our operations use a significant amount of energy and depend on suppliers to meet those needs. Higher costs for such required commodities and construction materials, or tighter supplies, can affect the timing and cost of our development projects, and we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, which could have an adverse effect on our profitability.

Higher worldwide demand for critical resources like input commodities, drilling equipment, tires and skilled labour could affect our ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on our operating costs, capital expenditures and production schedules.

Fluctuations in foreign currency exchange rates could materially affect our business, financial condition, results of operations and liquidity.

Our assets and operations are located in Canada, the Philippines, Namibia, Nicaragua, Mali, Burkina Faso, Colombia and Finland. We also have gold forward contracts denominated in the South African Rand. As a result, we have foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk we face can be categorized as follows:

•

Transaction exposure: our operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect our profitability as exchange rates fluctuate;

•

Exposure to currency risk: we are exposed to currency risk through a portion of the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, trade and other receivables, trade and other payables, reclamation and closure costs obligations, warrants and gross balance exposure; and

•

Translation exposure: our functional and reporting currency is U.S. dollars. Our other operations may have assets and liabilities denominated in currencies other than the U.S. dollar, with translation foreign exchange gains and losses included from these balances in the determination of profit or loss. Therefore, as the exchange rates between the Canadian dollar, Nicaraguan Córdoba, Philippine peso, Colombian peso, Namibian dollar, West African CFA franc (which is pegged to the Euro), South African Rand and the Euro fluctuate against the United States dollar, we will experience foreign exchange gains and losses, which can have a significant impact on our consolidated operating results. The exchange rate between the Córdoba and the United States dollar varies according to a pattern set by the Nicaraguan Central Bank. The Córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism, which currently stands at approximately 5%.

As a result, fluctuations in currency exchange rates could significantly affect our business, financial condition, results of operations and liquidity.

Market price of our Common Shares.

Our Common Shares are publicly traded and are subject to various factors that have historically made our Common Share price volatile. The market price of our Common Shares has experienced, and may continue to experience, significant volatility, which may result in losses to investors. The market price of our Common Shares may increase or decrease in response to a number of events and factors, including as a result of the risk factors described herein.

In addition, the global stock markets and prices for mining company shares have experienced volatility that often has been unrelated to the operating performance of such companies. These market and industry fluctuations may adversely affect the market price of our Common Shares, regardless of our operating performance.

2.	PRODUCTION, MINING, AND OPERATING RISKS

Mining is inherently dangerous and subject to conditions or events beyond our control, including problems related to weather and climate in remote areas in which certain of our operations are located, which could have a material adverse effect on our business, and mineral exploration is speculative and uncertain.

Mining operations generally involve a high degree of risk. Our operations are subject to all the hazards and risks normally encountered in the production of gold, including: unusual and unexpected geologic formations; seismic activity; rock bursts; cave-ins or slides; flooding; pit wall failure; periodic interruption due to inclement or hazardous weather conditions; and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or death, damage to property, environmental damage and possible legal liability. Milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Certain of our operations are located in remote areas and are affected by adverse climate issues, resulting in technical challenges for conducting both geological exploration and mining operations. Although we benefit from modern mining technology, we may sometimes be unable to overcome problems related to weather and climate either expeditiously or at a commercially reasonable cost, which could have a material adverse effect on our business, results of operations and financial condition.

Our failure to achieve production, cost and other estimates could have a material adverse effect on our future cash flows, profitability, results of operations and financial condition.

This Annual Information Form and our other public disclosure contains guidance and estimates of future production, operating costs, capital costs and other economic and financial measures with respect to our existing mines and certain of our exploration and development stage projects. The estimates can change or we may be unable to achieve them. Actual production, costs, returns and other economic and financial performance may vary from the estimates depending on a variety of factors, many of which are not within our control. These factors include, but are not limited to: actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; price changes or shortages of principal supplies needed for operations, including explosives, fuels, water and equipment parts; labour shortages or strikes; litigation; regional or national instability, insurrection, civil war or acts of terrorism; suspensions or closures imposed by governmental authorities; civil disobedience and protests; failure to comply with applicable regulations or new restrictions or regulations imposed by governmental or regulatory authorities; permitting or licensing issues; shipping interruptions or delays; or other risks described herein.

Mineral exploration and development involves significant risks and uncertainties, which could have a material adverse effect on our business, results of operations and financial condition.

Our business plans and projections rely significantly on the planned development of our non-producing properties. The development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into producing mines and no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs we or any of our joint venture partners plan will result in a profitable commercial mining operation.

Properties not yet in production, starting production or slated for expansion, are subject to higher risks as new mining operations often experience unexpected problems during the start-up phase, and production delays and cost adjustments can often happen. Further, feasibility studies contain project-specific estimates of future production, which are based on a variety of factors and assumptions. There is no assurance that such estimates will be achieved and the failure to achieve production or cost estimates or material increases in costs could have a material adverse effect on our future cash flows, profitability, results of operations and financial condition and our share price.

In addition, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines including building mining and processing facilities for new properties are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the mine. The project development schedules are also dependent on obtaining the governmental approvals and permits necessary for the operation of a mine which is often beyond our control. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated. There is no assurance that there will be sufficient availability of funds to finance construction and development activities, particularly if unexpected problems arise.

Other risks associated with mineral exploration and development include but are not limited to: the availability and costs of skilled labour and the ability of key contractors to perform services in the manner contracted for; unanticipated changes in grade and tonnage of ore to be mined and processed; unanticipated adverse geotechnical and geological conditions; incorrect data on which engineering assumptions are made; potential increases in construction and operating costs due to shortages of and/or changes in the cost of fuel, power, materials, security and supplies; adequate access to the site and unanticipated transportation costs or disruptions; potential opposition or obstruction from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; equipment failures; natural phenomena; exchange rate and commodity price fluctuations; high rates of inflation; civil disobedience, protests and acts of civil unrest or terrorism; applicable taxes and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments; and other risks associated with mining described herein.

The combination of these factors may result in our inability to develop our non-producing properties, to achieve or maintain historical or estimated production, revenue or cost levels, or to receive an adequate return on invested capital, which could have a material adverse effect on our business results of operations and financial condition.

Undue reliance should not be placed on estimates of Mineral Reserves and Mineral Resources, since these estimates are subject to numerous uncertainties. Our actual Mineral Reserves could be lower than Mineral Reserve estimates and Mineral Resources may never be converted into Mineral Reserves, which could adversely affect our operating results and financial condition.

We must continually replace and expand our Mineral Reserves and any necessary associated surface rights as our mines produce gold. The LoM estimates for each of our operating mines are based on our best estimates in respect of Mineral Reserves and Mineral Resources given the information available to us and may not be correct.

Actual ore mined may vary from estimates of grade, tonnage, dilution and metallurgical and other characteristics and there is no assurance that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

In addition, fluctuation in gold prices, results of drilling, metallurgical testing and production, increases in capital and operating costs, including the cost of labour, equipment, fuel and other required inputs and the evaluation of mine plans after the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of our ability to extract these Mineral Reserves, could have a material adverse effect on our results of operations and financial condition.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to uncertainty that may attach to Inferred Mineral Resources, Inferred Mineral Resources may not be upgraded to Measured and Indicated Mineral Resources or Proven and Probable Reserves as a result of continued exploration. Our projections regarding continuing operations and production at La Libertad Mine beyond Mineral Reserves are based on the assumption that we will be able to mine certain Mineral Resources, including Inferred Resources, that have not been classified as Mineral Reserves. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that such projections will be realized. Although the Company has been successful in converting Mineral Resources to Mineral Reserves in the past, there is no certainty of converting Mineral Resources to Mineral Reserves and it may not be successful in the future.

We may be unable to identify appropriate acquisition targets or complete desirable acquisitions, and we may be unsuccessful in integrating businesses and assets that we have acquired or may acquire in the future.

As part of our business strategy, we have sought and will continue to seek new operating and development opportunities in the mining industry. In pursuit of such opportunities, we may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into B2Gold. There can be no assurance that we can complete any acquisition or business arrangement that we pursue, or are pursuing, on favorable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit our business.

Acquisitions are accompanied by risks, such as a significant decline in the relevant metal price after we commit to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of our ongoing business; the inability of management to realize anticipated synergies and maximize our financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that acquired businesses or assets will be profitable, that we will be able to integrate the acquired businesses or assets successfully or that we will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on our business, expansion, results of operations and financial condition.

We may be unable to compete successfully with other mining companies.

The mining industry is intensely competitive in all of its phases, and we compete with many companies possessing greater financial resources and technical facilities than us with respect to the discovery and acquisition of interests in mineral properties, and the recruitment and retention of qualified employees and other persons to carry out our mineral production and exploration activities. Competition in the mining industry could adversely affect our prospects for mineral exploration and development in the future, which could have a material adverse effect on our revenues, operations and financial condition.

We are subject to litigation risks which could have a material adverse effect on our business, results of operations and financial position.

All industries, including the mining industry, are subject to legal claims, with and without merit. We are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. In addition, companies like ours that have experienced volatility in their share price have been subjected to class action securities litigation by shareholders. Defense and settlement costs can be substantial, even for claims that are without merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from management time and effort and the resolution of any particular legal proceeding to which we may become subject could have a material adverse effect on our business, results of operations and financial position.

Furthermore, in the event of a dispute arising from our activities, we may be subject to the exclusive jurisdiction of courts or arbitral proceedings outside of North America or may not be successful in subjecting persons to the jurisdiction of courts in North America, either of which could unexpectedly and adversely affect the outcome of a dispute.

Failures of information systems or information security threats.

We have entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with our operations. Our operations depend, in part, on how well B2Gold and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses, which may adversely impact our reputation and results of operations.

Although to date we have not experienced any known material losses relating to cyber-attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

3.	RISKS IN FOREIGN OPERATIONS

Our operations across several different countries subject us to various political, economic and other risks that could negatively impact our operations and financial condition.

Our exploration, development and production activities are conducted in various countries, including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso and Colombia and, as such, our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, the existence or possibility of political or economic instability; conflict; terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; war or civil unrest; expropriation and nationalization; uncertainty as to the outcome of any litigation in foreign jurisdictions; uncertainty as to enforcement of local laws; environmental controls and permitting; restrictions on the use of land and natural resources; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation laws or policies; restrictions on foreign exchange and repatriation; corruption; unstable legal systems; changing political conditions; changes in mining and social policies; social unrest on account of poverty or unequal income distribution; “black economic empowerment” or local ownership legislation; currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or require equity participation by local citizens; and other risks arising out of foreign sovereignty issues.

We have interests in exploration and development properties that are located in developing countries, including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso and Colombia and our mineral exploration and mining activities may be affected in varying degrees by political instability and governmental legislation and regulations relating to foreign investment and the mining industry. Many of these countries have experienced, or are currently experiencing, varying degrees of civil unrest and instability. Changes, if any, in mining or investment laws or policies, political attitude or the level of stability in such countries may adversely affect our operations or profitability.

Our projects in the following jurisdictions are subject to certain additional risks:

(a)	Mali

In recent years, Mali has been through a period of political instability. In March 2012, Mali was subject to an attempted coup d’état that resulted in the temporary suspension of the constitution, the partial closing of the borders and the general disruption of business activities in the country. Since that time there have been periods of conflict, attacks by insurgents and acts of terrorism. In July 2016, Mali extended the country’s state of emergency after a series of deadly attacks. There can be no assurance that the political or security situation will not disrupt our ability to continue gold production from our Fekola Mine. Furthermore, there can be no assurance that the political and security situation in Mali will not have a material adverse effect on our operations and financial condition.

We finalized negotiating certain matters with the State of Mali and executed several documents with regards to the Fekola Project including: (i) the Fekola Shareholders Agreement, and (ii) the Share Purchase Agreement, which are both subject to ratification by the Mali National Assembly, expected in April 2018. There is no certainty as to the outcome of these matters and until these matters are settled and the Fekola Shareholders Agreement and the Share Purchase Agreement are ratified, we do not have certainty on the ultimate State of Mali’s ownership interest in Fekola S.A. and certain other requirements that will apply to the Fekola Mine. The Government of Mali may adopt a new mining code in the future, the timing and full details of which are unknown at this time. While the Company believes that this would not affect its operations at Fekola, as the Company’s interest in the Fekola Mine is governed by the Fekola Convention which has been finalized and is enforceable and includes stabilization provisions which provide that the Fekola Mine is subject to the present 2012 Mining Code for the duration of its operations, the implications of any adoption of a new mining code on the Company’s operations in Mali is unknown at this time.

(b)	Namibia

Namibia is a member of the Southern African Customs Union (“SACU”), which provides for a common external tariff and guarantees free movement of goods between its member states. A high proportion of Namibia’s trade is conducted with SACU members and, in its 2018 budget, the Namibian Ministry of Finance stated that a significant risk for revenue growth is the projected reduction of SACU revenue. The Namibian Government is highly dependent on SACU revenue, but Namibia’s share of the SACU revenue is expected to decline in the foreseeable future, as a result of which the Namibian government may be compelled to introduce additional taxes or increase current tax rates, which could have a material adverse effect on our business.

In 2015, Namibia released a first version, and in 2016, Namibia released a second version of the so-called Namibia Equitable Economic Empowerment Framework bill (the “NEEEF Bill”), a controversial bill which proposed, in effect, the forced transfer of 25% of the shares or economic interest in any business enterprise conducting business in Namibia to certain designated persons, being persons of colour, women and disabled persons. Whilst the NEEEF Bill contained various controversial provisions which may render it unconstitutional, the NEEEF Bill caused considerable uncertainty in the Namibian business community and the investor community, on account of which it is still under discussion and revision. As of March 2018, the President of Namibia has announced that it is the Government’s intention to further consult and finalise the NEEEF Bill in the parliamentary sessions of 2018, but it is not clear if and when the NEEEF Bill will become law, and in any event, there would need to be regulations to be operative. As it is only a bill, it is entirely speculative at this time to determine the extent to which the NEEEF Bill would affect B2Gold Namibia in practice.

In 2016, the Namibian parliament passed a new investment law termed the Namibia Investment Promotion Act, 2016, which has not yet come into force. If it should become law, the Namibia Investment Promotion Act, 2016 would materially change the legal basis on which foreign investments are to be made, maintained and withdrawn from Namibia. In essence, the law provides not only for reservation of certain businesses to Namibians, but also requires the approval of the Minister of Industrialisation, Trade and SME Development prior to making an investment, when expanding an investment and when disinvesting, on essentially a discretionary basis. The law also abolishes the recourse of foreign investors to international tribunals by insisting that any disputes be exclusively dealt with under Namibian law and by the Namibian courts. The Namibia Investment Promotion Act, 2016, should it come into force, may be expected to have a negative effect on investor security and new investments into Namibia. In the absence of regulations or guidelines with respect to the approval process, it is entirely at the discretion of the Minister to determine what type of foreign investments, disinvestments or changes to current investments will be allowed, and it is entirely speculative at this time to determine the extent to which the Namibia Investment Promotion Act, 2016 would affect B2Gold Namibia in practice. As of March 2018, the Namibia Investment Promotion Act, 2016 has not yet come into operation, and it is expected that further revisions of this law will take place in 2018.

(c)	Philippines

The Constitution of the Philippines provides that all natural resources are owned by the State which may enter into a coproduction, joint venture or production sharing agreement with citizens of the Philippines or corporations or associations whose capital is at least 60% owned by Philippine citizens. Commonwealth Act No. 108, as amended (the “Anti-Dummy Act”), provides penalties for, among others: (a) Filipinos who permit aliens to use them as nominees or dummies so that the aliens could enjoy privileges otherwise reserved for Filipinos or Filipino corporations, and (b) aliens or foreigners who profit from the adoption of these dummy relationships. It also penalizes the act of falsely simulating the existence of minimum stock or capital as owned by citizens of the Philippines or any other country in cases in which a constitutional or legal provision requires that before a corporation or association may exercise or enjoy a right, franchise or privilege, not less than a certain percentage of its capital must be owned by such citizens.

The Anti-Dummy Act likewise prohibits aliens from intervening in the management, operation, administration or control of nationalized business or enterprises, whether as officers, employees or labourers, with or without remuneration, except that aliens may take part in technical aspects only, provided (a) no Filipino can do such technical work, and (b) it is with express authority from the Secretary of Justice. The Anti-Dummy Act also allows the election of aliens as members of the boards of directors or the governing bodies of corporations or associations engaged in partially nationalised activities in proportion to their allowable participation or share in the capital of such entities. Although we believe our structure complies with all Philippine regulations, there is a risk that, given the limited precedents to date in the country, it could be changed or challenged. Our failure to comply with Philippines regulations could have a material adverse effect on our business, operations and financial condition.

(d)	Nicaragua

On July 6, 2017, The Nicaraguan government published and adopted Law No. 953 which created a government mining company called ENIMINAS. ENIMINAS’ main objective is to explore and exploit mineral resources in accordance with Law No. 387 by participating in joint ventures or other types of agreements with third parties or mining companies interested in exploring and exploiting national reserved areas. The impact of such law is unknown at this time.

(e)	Burkina Faso

The new mining code adopted by Burkina Faso in July 2015 introduced changes to the mining legislation, including changes affecting taxation, licensing, the requirement to pay a preferred dividend to the state, requirements for employments of local personnel or contractors and other benefits to be provided to local residents. The Kiaka Licence requires mine construction at the Kiaka Project to be completed within two years of the issuance date, a timeframe that the Company will not be able to meet. Subject to payment of relevant duties, a two-year suspension of the Kiaka Licence can be applied for on the basis that a project is not viable under ambient conditions, as evidenced by an economic study. The Burkina Faso Mining Code provides for two additional two-year suspensions which can therefore delay the period for construction to a total of six years. If all of the suspension periods have been exhausted, the government has the right to withdraw the Kiaka Licence. There can be no assurance that the Company will be granted the suspensions for extending the time frame to complete mine construction.

We may encounter conflicts with small scale miners in certain countries which could have a material adverse effect on our operations.

Certain of our exploration and development properties, including the Masbate Gold Project and La Libertad Mine, are subject to significant small scale and artisanal mining activity. The number of artisanal miners has increased as the price of gold has increased. There is a risk of conflict with the small scale miners which could materially adversely affect our operations. Further development of our mining activities may require the relocation and physical resettlement of artisanal miners and development plans may be impacted as a result. Any delays as a result of potential relocation or resettlement could negatively impact us and may result in additional expenses or prevent further development.

Small scale artisanal miners may use sodium cyanide or mercury which are toxic materials. Should an artisanal miner’s sodium cyanide or mercury leak or otherwise be discharged into our mineral properties, we may become subject to liability for clean-up work that may not be insured. Related clean-up work may have a material adverse effect on our operations.

Small scale miners have been operating in Aroroy, Masbate Province since 1979 without obtaining a valid mining or processing permits issued by the government. Some of these mining and processing operations are within the property of Filminera, and there has been evidence of contamination from tailing and effluent discharges within the Masbate property boundary. Although Filminera is not legally liable for their contamination, Filminera has attempted to limit the activities of these miners and inform the public about the risk of contamination. In line with attempts to limit and control their activities, Filminera, in coordination with the local and national governments, began a process to enter into agreements with small scale miners. The agreements will require the formation of local cooperatives to legally apply for mining and processing permits and work on some areas of our mineral tenements that are not suitable for large scale mining and limited to a definite period of time. There is also a natural conflict in objectives between small scale miners and Filminera, as the small scale miners have no legal rights to mine and are keen to access as much ore as possible. In contrast, Filminera has a stated position of allowing some level of activity; however, Filminera requires it to be contained to nominated areas only and subject to the law governing small scale mining in the country. Accordingly, there are risks that conflict can arise that could materially adversely affect the operations of Filminera.

In Nicaragua, there is a long history of small scale miner activity throughout the country. Nicaraguan law provides that 1% of a mining concession be available for artisanal (non-mechanized) activity. At La Libertad, we have executed several agreements with local cooperatives. Formerly, we processed a portion of their output from areas that were mutually agreed upon. However, this scenario has changed due to the establishment of an unaffiliated small process facility that specializes in processing artisanal miner ore. Aside from work organized as cooperatives, there is also independent artisanal mining being carried out. Artisanal miner issues are managed by a specific specialized group at La Libertad Mine, and the focus has been to ensure that we and artisanal miners coexist within the concession.

4.	COMPLIANCE AND REGULATORY RISKS

Our operations are subject to stringent laws and regulations, which could significantly limit our ability to conduct our business.

Our activities are subject to stringent laws and regulations governing, among other things, prospecting, development and production; imports and exports; taxes; labour standards, occupational health and mine safety; mineral tenure, land title and land use; water and air quality regulations; protection of endangered and protected species; social legislation; and other matters.

Compliance with these laws may require significant expenditures. If we are unable to comply fully, we may be subject to enforcement actions or other liabilities (including orders issued by regulatory or judicial authorities causing operations to cease, be suspended or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions) or our image may be harmed, all of which could materially affect our operating costs, delay or curtail our operations or cause us to be unable to obtain or maintain required permits. There can be no assurance that we have been or will be at all times in compliance with all applicable laws regulations, that compliance will not be challenged or that the costs of complying with current and future laws and regulations will not materially or adversely affect our business, operations or results.

New laws and regulations, amendments to existing laws and regulations or administrative interpretation, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political or social environment we operate in or otherwise, could have a material and adverse effect on our future cash flow, results of operations and financial condition.

Mineral rights or surface rights to our properties could be challenged, and, if successful, such challenges could have a material adverse effect on our production and results of operations.

Our ability to carry out successful mineral exploration and development activities and mining operations will depend on a number of factors including compliance with our obligations with respect to acquiring and maintaining title to our interest in certain properties. The acquisition of title to mineral properties is a very detailed and time-consuming process. No guarantee can be given that we will be in a position to comply with all such conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal, extension or a transfer will be granted to us or, if they are granted, that we will be in a position to comply with all conditions that are imposed. A number of our interests are the subject of pending applications to register assignments, extend the term, and increase the area or to convert licenses to concession contracts and there is no assurance that such applications will be approved as submitted.

The interests in our properties may not be free from defects or the material contracts between us and the entities owned or controlled by a foreign government may be unilaterally altered or revoked. There can be no assurances that our rights and title interests will not be revoked or significantly altered to our detriment. There can be no assurances that our rights and title interests will not be challenged or impugned by third parties. Our interests in properties may be subject to prior unregistered liens, agreements, claims or transfers and title may be affected by, among other things, undetected defects or governmental actions.

We are subject to taxation in several different jurisdictions, and adverse changes to the taxation laws of such jurisdictions or unanticipated tax consequences of corporate reorganizations, could have a material adverse effect on our profitability.

We are subject to the taxation laws of a number of different jurisdictions. These taxation laws are complicated and subject to changes and are subject to review and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by us, which could adversely affect our profitability. Taxes may also adversely affect our ability to repatriate earnings and otherwise deploy our assets.

In addition, we have recently completed and may complete in the future, corporate reorganizations and reorganizations of the entities holding our projects. In the event that such reorganizations result in the imposition of an unanticipated tax or penalty, it may have a material adverse effect on our business. We may also be subject to ongoing tax audits from time to time. Adverse results of such tax audits may have a negative effect on the business of the Company.

We require licenses, permits and approvals from various governmental authorities to conduct our operations, the failure to obtain or loss of which could have a material adverse effect on our business.

Our mining operations in the Philippines, Mali, Namibia and Nicaragua, and our various exploration and development projects are subject to receiving and maintaining licenses, permits and approvals from appropriate governmental authorities. Although our mining operations currently have all required licenses, permits and approvals that we believe are necessary for operations as currently conducted, no assurance can be provided that we will be able to maintain and renew such permits or obtain any other permits that may be required.

In Namibia, any new mineral licences or renewals of existing mineral licences may be subject to certain terms and conditions relating to “Namibianisation” (i.e. transferring a portion (commonly 5%)) of the shareholding in the respective licence holder to Namibian citizens or Namibian controlled companies, as well as undertaking social welfare or community upliftment obligations, specifically in respect of the poor, women and youth in Namibia. It may also be subject to the licence holder appointing a certain percentage of its management (currently 20%) from Namibian citizens, specifically also persons of colour, women or disabled persons. While we understand that such terms and conditions do not currently apply to ML 169 in respect of the Otjikoto Project, although it is not entirely clear, they may be applicable to renewals of EPL’s and ML’s in the future as well as any new grants of mineral licences to B2Gold.

Laws and Regulations in the Philippines may affect the Company’s ability to secure additional permits necessary for the planned new pit operations at the Masbate Gold Project.

EO#79 issued on July 6, 2012 provides that no new MPSAs shall be entered into until new legislation rationalizing revenue sharing is in effect. Pursuant to Memorandum#1, the DENR issued a moratorium on the approval of all new mining projects including acceptance, processing, and/or approval of applications for mining permits and environmental compliance certificates. We understand that Memorandum #1 will remain in force until it is formally terminated. We also understand that Memorandum #1 was issued in connection with the audit of existing mines in the Philippines conducted by the DENR in 2016 and anticipate that it will be rescinded once such audit is completed; however, there is no assurance when or if such rescission may occur. EO#79 provides that the DENR can continue to grant EPs. The Philippines Mines and Geosciences Bureau has also indicated that it will continue to issue permits at our existing mine operations notwithstanding EO#79 or Memorandum #1, since these are not new MPSAs or new mining projects. Therefore, we do not expect Memorandum #1 and EO#79 to affect the permits necessary to conduct our planned new pit operations.

There have in the past been challenges to permits that were temporarily successful and delays in the renewal of certain permits. There is no assurance that delays will not occur in connection with obtaining necessary renewals of authorizations for existing operations, additional licenses, permits and approvals for future operations, or additional licenses, permits and approvals associated with new legislation. An inability to obtain or conduct our mining operations pursuant to applicable authorizations would materially reduce our production and cash flow and could undermine our profitability.

We are subject to risks relating to environmental regulations and our properties may be subject to environmental hazards, which may have a material adverse effect on our business, operations and financial condition.

Our operations are subject to local laws and regulations regarding environmental matters, including, without limitation, the renewal of environmental clearance certificates, the use or abstraction of water, land use and reclamation, air quality and the discharge of mining wastes and materials. Any changes in these laws could affect our operations and economics. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm us. We cannot predict how agencies or courts in foreign countries will interpret existing laws and regulations or the effect that these adoptions and interpretations may have on our business or financial condition.

We may be required to make significant expenditures to comply with governmental laws and regulations. Any significant mining operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off. We may also acquire properties with known or undiscovered environmental risks. Any claim against or indemnification from the entity from whom we have acquired such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties.

Some of our properties have been used for mining and related operations for many years before we acquired them and were acquired as is or with assumed environmental liabilities from previous owners or operators. We have been required to address contamination at our properties in the past and may need to continue to do so in the future, either for existing environmental conditions or for leaks or discharges that may arise from our ongoing operations or other contingencies. Contamination from hazardous substances, either at our own properties or other locations for which we may be responsible, may subject us to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on our future growth, results of operations and financial position.

Production at certain of our mines involves the use of sodium cyanide, which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, we may become subject to liability for cleanup work that may not be insured. While appropriate steps will be taken to prevent discharge of pollutants into the ground water and the environment, we may become subject to liability for hazards that we may not be insured against and such liability could be material.

While we believe we do not currently have any material unrecognized risks under environmental obligations, exploration, development and mining activities may give rise in the future to significant liabilities on our part to the government and third parties and may require us to incur substantial costs of remediation. Additionally, we do not maintain insurance against environmental risks. As a result, any claims against us may result in liabilities that we will not be able to afford, resulting in the failure of our business.

In some jurisdictions, forms of financial assurance are required as security for reclamation activities. The cost of our reclamation activities may materially exceed our provisions for them, or regulatory developments or changes in the assessment of conditions at closed operations may cause these costs to vary substantially, from prior estimates of reclamation liabilities. For instance, the estimated rehabilitation and closure costs for the Fekola Mine are approximately US$24.7 million over the life of the mine.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Our operations are associated with the emission of ‘greenhouse gases’. Ongoing international negotiations which aim to limit greenhouse gas emissions may result in the introduction of new regulations, and may have an adverse impact on our operations.

An adverse outcome of the DENR audit could have a materially adverse effect on the Company’s business and operations in the Philippines.

As described under the heading “General Development of the Business – Three Year History”, the Company’s Masbate Gold Project was subject to an audit by the DENR. While the Company believes it has comprehensively responded to the issues raised in the audit, the final outcome of the audit has not been determined. Enforcement action, such as a suspension of operations or significant penalties, may have a material and adverse effect on our business, operations, production estimates and financial condition. As of this time, the Company has not received any notice of suspension or closure and is not among those announced as subject to suspension or closure.

We are subject to various anti-corruption laws and regulations and our failure to comply with such laws and regulations may have a material adverse impact on our business, financial condition and results of operations.

We are subject to various U.S., Canadian and foreign anti-corruption laws and regulations such as the Canadian Corruption of Foreign Public Officials Act. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. According to Transparency International, Nicaragua, the Philippines, Namibia and Mali are perceived as having fairly high levels of corruption relative to Canada. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted. Failure by the Company or its predecessors to comply with the applicable legislation and other similar foreign laws could expose us and our senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could materially and adversely affect our business, financial condition and results of operations. Likewise, any investigation of any alleged violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on our business, financial condition and results of operations.

We may fail to maintain the adequacy of internal control over financial reporting as required by the Sarbanes-Oxley Act.

Our Common Shares are registered under the U.S. Securities Exchange Act of 1934, as amended, and listed on the NYSE American and, accordingly, we are subject to the reporting and other requirements of the U.S. federal securities laws that apply to foreign private issuers, including the requirement to maintain effective internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires management to do an annual assessment of our internal controls over financial reporting, and for our external auditors to conduct an independent assessment of their effectiveness.

Our internal controls over financial reporting may not be adequate, or we may not be able to maintain them as required by SOX. We also may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.

If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price of our Common Shares or the market value of our other securities.

5.	FINANCIAL RISKS

The Company may be unable to generate sufficient cash to service its debt, the terms of the agreements governing its debt may restrict the Company’s current or future operations and the indebtedness may have a material adverse effect on the Company’s financial condition and results of operations.

The Company's ability to make scheduled payments on the Credit Facility and any other indebtedness will depend on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance the Company’s indebtedness, including indebtedness under the Credit Facility. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations.

In addition, a breach of the covenants, including the financial covenants under the Credit Facility or the Company’s other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to impose default interest rates or accelerate the related debt, which may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In the event a lender accelerates the repayment of the Company’s borrowings, the Company may not have sufficient assets to repay its indebtedness.

The Credit Facility contains a number of covenants that will impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long term best interest. In particular, the Credit Facility restricts the Company’s ability to dispose of assets to make dividends or distributions and to incur additional indebtedness and grant security interests or encumbrances. As a result of these restrictions, the Company may be limited in how it conducts its business, may be unable to raise additional debt or equity financing, or may be unable to compete effectively or to take advantage of new business opportunities, each of which restrictions may affect the Company’s ability to grow in accordance with its strategy.

Further, the Company’s maintenance of substantial levels of debt could adversely affect its financial condition and results of operations and could adversely affect its flexibility to take advantage of corporate opportunities. Substantial levels of indebtedness could have important consequences to the Company, including:

•	limiting or inhibiting the ability of the Company to repay the Notes which come due on October 1, 2018;

•

limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non- strategic divestitures;

•

requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing the Company’s vulnerability to general adverse economic and industry conditions;

•	exposing the Company to the risk of increased interest rates for any borrowings at variable rates of interest;

•	limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes;

•	placing the Company at a disadvantage compared to other, less leveraged competitors; and

•	increasing the Company’s cost of borrowing.

We may not be able to obtain additional financing on acceptable terms, or at all.

Future exploration, development, mining, and processing of minerals from our properties, or repayment of current or future indebtedness, could require substantial additional financing. No assurances can be given that we will be able to raise the additional funding that may be required for such activities or repayment of indebtedness, should such funding not be fully generated from operations. To meet such funding requirements, we may be required to undertake additional equity financing, which would be dilutive to shareholders. Debt financing, if available, may involve certain restrictions on operating activities or other financings. There is no assurance that such equity or debt financing will be available to us or that they would be obtained on terms favourable to us, if at all, which may adversely affect our business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of our properties, or even a loss of property interests.

Our insurance does not cover all potential losses, liabilities and damage related to our business and certain risks are uninsured or uninsurable.

Although we maintain insurance to protect against certain risks in such amounts as we consider to be reasonable, our insurance will not cover all the potential risks associated with our operations and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. It is not always possible to obtain insurance against all risks and we may decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

67

6.	RELATIONSHIPS WITH KEY STAKEHOLDERS

We are subject to risks related to community relations and community action, including Aboriginal and local community title claims and rights to consultation and accommodation, which may affect our existing operations and development projects.

As a mining business, we come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which they operate) benefit and will continue to benefit from our commercial activities, and/or that we operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. We may face opposition with respect to our current and future development and exploration projects which could materially adversely affect our business, results of operations and financial condition.

Governments in many jurisdictions must consult with Aboriginal peoples and local communities with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of Aboriginal people and local communities frequently require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect our ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in these jurisdictions and may affect the timetable and costs of development of mineral properties in these jurisdictions.

Further, certain NGOs, some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or our operations specifically, could have an adverse effect on our reputation and financial condition and may impact our relationship with the communities in which we operate. They may also attempt to disrupt our operations.

We are subject to a variety of risks associated with partial ownership or joint ventures, which could result in a material adverse effect on our future growth, results of operations and financial position.

A number of the properties in which we have an interest are not wholly-owned by us or are the subject of joint venture arrangements with other mining companies and will be subject to the risks normally associated with the conduct of jointly-held projects and joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse effect on the viability of our interests held through joint ventures, which could have a material adverse effect on our future growth, results of operations and financial conditions:

•	inability to exert influence over certain strategic decisions made in respect of joint venture properties;
•	a joint venture participant having economic or business interests or goals that are, or become, inconsistent with our business interests or goals;
•	bankruptcy of the joint venture participant;
•	disagreement with joint venture participants on how to develop and operate mines efficiently;
•	inability of participants to meet their obligations to the joint venture or third parties; and
•	litigation between participants regarding joint venture matters.

Our investments in the Masbate Gold Project may be adversely affected by our lack of sole decision-making authority and disputes between us and the majority owner of Filminera.

The Company, through its subsidiaries, is a minority shareholder in Filminera, which owns the Masbate Gold Project. Zoom is the majority shareholder. As the minority shareholder, we are not in a position to exercise sole decision making authority regarding the Masbate Gold Project. We may be unable to cause Filminera to take, or refrain from taking, actions consistent with our business strategies and objectives. Any change in the identity, management, ownership or strategic direction of Zoom, or any disagreement with Zoom or its owners could materially adversely affect our business and results of operations. If a dispute arises between us and Zoom or its owners that cannot be resolved amicably, we may be unable to further our business strategies and objectives, may not realize the anticipated benefits of our investment in the Masbate Gold Project and associated processing facilities (in which we hold a 100% interest) and may be involved in lengthy and costly proceedings to resolve the dispute, which could materially and adversely affect our business and results of operations.

In addition, pursuant to the ore purchase agreement between PGPRC and Filminera, PGPRC has agreed to purchase all ore from the Masbate Gold Project at a price equal to the production cost for the ore plus a predetermined percentage. Decreases in the market price of gold, increases in production costs at the Masbate Gold Project or a combination of both may make performance by PGPRC under the agreement not economically desirable or feasible. In such a circumstance, we would seek to curtail production at the Masbate Gold Project or negotiate another mutually agreeable resolution with the Philippine shareholder of Filminera; however, we may not be successful in such efforts.

Our interest in the Pajo concession is on a similar basis and is subject to similar risks.

We depend on key personnel and if we are unable to attract and retain such persons in the future it could have an adverse effect on our operations.

Our success will be largely dependent upon the performance of our key officers, employees, outside contractors and consultants. Locating and developing mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration, development and production personnel involved. Failure to retain key personnel or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon our success. We have not purchased any “key-man” insurance with respect to any of our directors, officers or key employees and have no current plans to do so.

Our operations would be adversely affected if we fail to maintain satisfactory labour relations or attract and retain skilled personnel.

Production at our mining operations is dependent upon the efforts of our employees and B2Gold’s relations with its unionized and non-unionized employees. Some of our employees are represented by labour unions under various collective labour agreements. The collective bargaining agreement covering the workers at the El Limon Mine is effective until August 1, 2018. The collective bargaining agreement covering the workers at La Libertad Mine is effective until December 31, 2019. A new agreement was signed in January of 2018. Any of the parties involved may present a draft of a new collective bargaining agreement with 60 days prior to expiration date, although the existing collective bargaining agreement will continue in effect until a new one has been approved. We may not be able to satisfactorily renegotiate our collective labour agreements when they expire and may face tougher negotiations or higher wage demands than would be the case for non-unionized labour. In addition, existing labour agreements may not prevent a strike or work stoppage at our facilities in the future. In addition, relations between us and our employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in those jurisdictions in which we carry on business. Changes in such legislation or in the relationship between us and our employees may have a material adverse effect on our business, financial condition and results of operations.

Our operations at La Libertad and El Limon Mines have been disrupted by work stoppages due to illegal road blockades. We are continuing to seek a permanent solution to these disruptions; however, there can be no assurance that a permanent solution will be found and that we will not have to suspend operations again. Suspension of our operations at our mines or properties could have a material adverse effect on our business, financial condition and results of operations.

In Namibia, due to high levels of unemployment, and restrictive immigration policies applied by the Namibian Ministry of Home Affairs, it may be difficult for us to obtain employment permits for skilled personnel that may be required in exploration or mining operations. In addition, Namibia suffers from high levels of poverty. Although the Namibian government spends a significant proportion (the highest single budget amount) on education, education initiatives and programs may take time to take effect. Currently, a significant proportion of the Namibian work-force can be classified as unskilled or semi-skilled labourers, as a result of which it may be difficult for employers to find skilled personnel for specialized tasks. Shortages of suitably qualified personnel in Namibia could have a material adverse effect on our business, financial condition and results of operations. While negotiations are ongoing with respect to a collective bargaining agreement covering the workers at Otjikoto Mine and an agreement is expected to be reached in the coming weeks which will be retroactive to March 1, 2018, we may not be able to satisfactorily renegotiate our collective labour agreements and may face tougher negotiations or higher wage demands than would be the case for non-unionized labour.

DIVIDENDS

We have not declared any dividends or distributions on our Common Shares since our incorporation. The Board may declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the Board considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the Board and will depend on our capital requirements, results of operations and such other factors as the Board considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at March 22, 2018, 983,115,630 Common Shares and no preferred shares are issued and outstanding.

Common Shares

Registered holders of Common Shares are entitled to receive notice of and attend all shareholder meetings of shareholders, and are entitled to one vote for each Common Share held. In addition, holders of Common Shares are entitled to receive on a pro rata basis dividends if, as and when declared by the Board and, upon liquidation, dissolution or winding-up, are entitled to receive on a pro rata basis our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares, including preferred shares, ranking in priority to, or equal with, the holders of the Common Shares. Any alteration of the rights attached to Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders.

Preferred Shares

Preferred shares without par value may at any time and from time to time be issued in one or more series. The Board may from time to time by resolution determine the maximum number of preferred shares of any such series or determine there is no maximum, determine the designation of the preferred shares of that series and amend our articles to create, define and attach, and if permitted by the BCBCA, alter, vary or abrogate, any special rights and restrictions to be attached to the preferred shares of that series. Except as provided in the special rights and restrictions attaching to the preferred shares, the holders of preferred shares will not be entitled to receive notice of, attend or vote any meeting of our shareholders. Holders of preferred shares will be entitled to preference with respect to payment of dividends on such shares over the Common Shares, and over any other of our shares ranking junior to the preferred shares with respect to payment of dividends. In the event of our liquidation, dissolution or winding-up, holders of preferred shares will be entitled to preference with respect to distribution of our property or assets over the Common Shares and over any of our other shares ranking junior to the preferred shares with respect to the repayment of capital paid up on, and the payment of any or all accrued and unpaid cumulative dividends whether or not earned or declared, or any or all declared and unpaid non-cumulative dividends, on the preferred shares.

Convertible Notes

In August 2013, we issued $258.8 million aggregate principal amount of notes (“Notes”). The Notes were issued pursuant to a note purchase agreement dated as of August 23, 2013 (the “Note Purchase Agreement”) and an indenture dated as of August 23, 2013 (the “Note Indenture”). The Notes bear interest at 3.25% payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2014, and mature on October 1, 2018. The Notes are subordinated in right of payment to our existing and future senior indebtedness, including our indebtedness under the Credit Facility. The Notes will rank senior in right of payment to any future subordinated borrowings. The Notes are effectively junior to any of our secured indebtedness and the Notes are structurally subordinated to all indebtedness and other liabilities of the Company’s subsidiaries.

Holders of the Notes may convert the Notes at their option at any time from July 1, 2018 to the maturity date. The Notes will be convertible, at the holder’s option, at a conversion rate of 254.2912 Common Shares per $1,000 principal amount (equal to an initial conversion price of approximately $3.93 per Common Share), subject to adjustments in certain events. In addition, the holder has the right to exercise the conversion option from January 1, 2014 to July 1, 2018, if (1) the market price of our Common Shares for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any consecutive five trading day period (the “Measurement Period”) in which the trading price per $1,000 principal amount of Notes for each trading day in the Measurement Period was less than 98% of the product of the last reported sale price of our Common Shares and the conversion rate on each such trading day; (3) the Notes are called for redemption; or (4) upon the occurrence of certain corporate events. The Company may upon conversion by the holder, elect to settle in either cash, Common Shares or a combination of cash and Common Shares, subject to certain circumstances.

On or after October 6, 2016, we may redeem for cash, subject to certain conditions, any or all of the Notes, at our option, if the last reported sale price of our Common Shares for at least 20 trading days during any 30 consecutive trading day period ending within five trading days immediately preceding the date on which we provide notice of redemption exceeds 130% of the conversion price on each applicable trading day. We may also redeem the Notes, if certain tax laws related to Canadian withholding tax change, subject to certain further conditions.

The Company’s planned repayment of debt includes the anticipated repayment of the Notes which mature on October 1, 2018, unless the Notes are converted into Common Shares prior to that date. As discussed in the Company’s Management’s Discussion & Analysis for the year ended December 31, 2017, while the current convertible market remains attractive, the Company has allowed the Notes to fall under amounts due within one year on the basis that the Company projects that it will have sufficient liquidity from 2018 operating cash flows and existing credit facilities to repay the Notes in full.

Stock Options

In 2015, the Board and our shareholders approved the adoption of an amended and restated stock option plan (the “2015 Stock Option Plan”) for the benefit of our directors, employees and consultants. The purpose of the 2015 Stock Option Plan is to provide eligible persons with an opportunity to purchase our Common Shares and to benefit from the appreciation in the value of such Common Shares. The 2015 Stock Option Plan increases our ability to attract the individuals of exceptional skill by providing them with the opportunity, through the exercise of stock options, to benefit from our growth. The Board has the authority to determine the directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which Common Shares may be purchased, subject to the terms and conditions set forth in the 2015 Stock Option Plan.

Some of the key provisions of the 2015 Stock Option Plan include, among others:

(a)

the maximum number of Common Shares issuable pursuant to options granted under the 2015 Stock Option Plan, together with the Common Shares issuable pursuant to all of our other previously established and outstanding or proposed security based compensation arrangements, in aggregate, will be a number equal to 8.5% of the issued and outstanding Common Shares on a non-diluted basis at any time;

(b)

a restriction that no more than 8.5% of the total number of issued and outstanding Common Shares may be issuable to our insiders pursuant to options granted to insiders under the 2015 Stock Option Plan, together with all of our other previously established and outstanding or proposed share compensation arrangements;

(c)

a restriction that no more than 5% of the total number of issued and outstanding Common Shares may be issuable to any one individual within a one-year period pursuant to options granted under the 2015 Stock Option Plan, together with all of our other previously established and outstanding or proposed share compensation arrangements, unless we have obtained disinterested shareholder approval;

(d)

the maximum number of Common Shares issuable to a non-employee director, pursuant to the 2015 Stock Option Plan, together with the Common Shares issuable pursuant to all of B2Gold’s other previously established and outstanding or proposed security based compensation arrangements, in aggregate, will not exceed 1% of the total number of issued and outstanding Common Shares on a non- diluted basis at the time of grant and will not exceed a value of $100,000 (based on the fair value of the options at the time of grant) per non-employee director per calendar year;

(e)

a restriction that no more than 1% of the total number of issued and outstanding Common Shares may be issuable to our non-employee directors, as a group, within a one-year period pursuant to options granted to the non-employee directors under the 2015 Stock Option Plan, together with all of our other previously established and outstanding or proposed share compensation arrangements;

(f)	the vesting period of all options shall be determined by the Board; and

(g)	options may be exercisable for a period of up to a maximum term of ten years, such period to be determined by the Board and the options are non-transferable and non-assignable;

As at March 22, 2018, there are 54,273,326 stock options outstanding under the 2015 Stock Option Plan. As at March 22, 2018, there are also 209,250 options to purchase Common Shares that remain outstanding from the acquisition of Volta Resources Inc. Since January 1, 2018, 1,716,669 stock options were exercised for gross proceeds of $5,645,838.

Restricted Share Unit Plan

On May 7, 2015, the Board approved amendments to our Restricted Share Unit Plan (“RSU Plan”), subject to the receipt of shareholder and regulatory approvals, which approvals were obtained by June 12, 2015. Adoption of the RSU Plan was part of our continuing effort to build upon and enhance long term shareholder value. The RSU Plan reflects our commitment to a long term incentive compensation structure that aligns the interests of its employees with the interests of its shareholders.

Restricted share units (the “RSUs”) may be granted by our Compensation Committee, which has been authorized to administer the RSU Plan, to our directors, executive officers and employees (the “Designated Participants”). The Compensation Committee is entitled to exercise its discretion to restrict participation under the RSU Plan. Pursuant to the RSU Plan, 15,000,000 Common Shares are reserved for issuance. As at March 22, 2018, we have issued 12,288,115 Common Shares under the RSU Plan. 1,244,062 RSUs have been granted for which Common Shares have not yet been issued. Accordingly, 1,467,823 RSUs remain available for grant under the RSU Plan.

Some of the key features of the RSU Plan include, among others:

Awarding RSUs

•

The maximum number of Common Shares issuable to insiders, at any time, pursuant to the RSU Plan, together with all of our other security based compensation arrangements, is 8.5% of our issued and outstanding Common Shares at any time.

•

The maximum number of Common Shares issuable to insiders within any one year period pursuant to the RSU Plan, together with all of our other security based compensation arrangements, is 8.5% of our issued and outstanding Common Shares at any time.

•

The maximum number of Common Shares issuable to a non-employee director, pursuant to the RSU Plan, together with the Common Shares issuable pursuant to all of B2Gold’s other previously established and outstanding or proposed security based compensation arrangements, in aggregate, will not exceed 1% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time and will not exceed a value of $100,000 (based on the fair value of the options at the time of grant) per non-employee director per calendar year.

•	Any rights with respect to RSUs will not be transferable or assignable other than for normal estate settlement purposes.

Vesting

•	Unless otherwise determined by the Compensation Committee, one-third (1/3) of the RSUs will vest on each of the first, second and third anniversaries of the date that the RSUs are granted.

•

In the event that a Designated Participant dies, retires, becomes disabled or is terminated without cause prior to the vesting of the RSUs, the RSUs will vest on a pro rata basis based on the date that employment is terminated and the time remaining until the applicable vesting date.

•	If a Designated Participant is terminated for cause or resigns without good reason, his or her RSUs will immediately expire as of the date of termination.

Redemption

•

Each RSU entitles the holder, subject to the terms of the RSU Plan, to receive a payment in fully-paid Common Shares and will be redeemed five days after the RSU is fully vested. Each RSU will be redeemed for one Common Share.

Deferred Share Unit Plan

On December 13, 2017, the Board approved a Deferred Share Unit Plan (“DSU Plan”). The purpose of the DSU Plan is to provide non-employee directors of the Company with an opportunity to participate in the long term success of the Company and to promote a greater alignment of interests between the directors and shareholders of the Company. As at March 22, 2018, 225,000 DSUs have been granted under the DSU Plan.

The Board shall administer the DSU Plan and is authorized to delegate any of its administrative responsibilities under the DSU Plan to one or more persons, including, without limitation, one or more officers and/or employees of the Company. Any bona fide director of the Company who is not otherwise an employee, consultant or officer of the Company or of a Related Entity (as defined in the DSU Plan) (an “Eligible Person”) is eligible to participate in the DSU Plan, provided that a director serving as a chair of the Board and not otherwise an employee, consultant or officer may be considered an Eligible Person, at the discretion of the Board.

Some of the key features of the DSU Plan include the following, among others:

Grant of DSUs

•

The Board may grant Deferred Share Units (“DSUs”) to an Eligible Person whose services to the Company are sufficient to warrant participation in the DSU Plan (a “Participant”). The number of DSUs to be credited to a Participant’s account, and the date on which such DSUs will be credited to such Participant’s account, will be such number of DSUs and such date the Board determines to be appropriate in the circumstances.

Election to Receive DSUs

•

A Participant may elect to receive 50% or 100% of such Participant’s total cash compensation earned in the applicable financial year (the “Elected Amount”) in DSUs, with the balance, if any, being paid in cash at the time such amounts would be paid in the ordinary course. Such DSUs will be credited to such Participant’s account on the last business day of each financial quarter, subject to any blackout period, or such other date as the Board determines appropriate. The number of DSUs to be credited to such Participant’s account will be determined by dividing the Elected Amount in respect of the applicable financial quarter, by the Fair Market Value (as defined in the DSU Plan) as at the date the DSUs are credited, or such other date as determined by the Board.

Dividend Equivalents

•

On any date on which a cash dividend is paid on the Common Shares, Participants who have DSUs credited to their accounts as of the record date for such dividend will be credited with “dividend equivalent” DSUs, calculated in accordance with the terms of the DSU Plan.

Termination of Service

•

On the applicable redemption date, the Company will pay a Participant who has terminated service to the Company, cash equal to the Fair Market Value of the Common Shares on the applicable separation date, multiplied by the number of DSUs recorded to such Participant’s account, net of any applicable withholding tax.

•

In the event of death of a Participant who has not otherwise terminated service to the Company, the Company will, within two months of such Participant’s death, pay cash equal to the Fair Market Value of the Common Shares on the date of death, multiplied by the number of DSUs recorded to the Participant’s account, net of any applicable withholding tax, to or for the benefit of the beneficiaries of such Participant.

MARKET FOR SECURITIES

Trading Price and Volume

Our Common Shares are listed for trading on the TSX under the symbol “BTO”. The following table sets out the market price range and trading volumes of our Common Shares on the TSX for the periods indicated.

Year		High (C$)	Low (C$)	Volume (no. of shares)
	March 1-22	3.99	3.50	44,975,055
	February	3.99	3.35	57,922,030
2018	January	4.06	3.52	76,748,195
	December	3.92	3.24	39,505,620
	November	3.55	3.18	42,709,360
	October	3.61	3.13	48,238,190
	September	3.57	3.16	53,372,958
	August	3.50	3.01	54,745,481
	July	3.64	3.11	52,879,985
	June	3.93	3.29	95,883,716
	May	3.51	3.00	96,956,601
	April	3.93	3.27	104,740,582
	March	4.25	3.68	142,249,485
	February	4.64	3.89	153,818,420
2017	January	4.03	3.20	159,736,701

On March 22, 2018, the closing price of our Common Shares on the TSX was C$3.50 per share.

Our Common Shares are listed for trading on the NYSE American under the symbol “BTG”. The following table sets out the market price range and trading volumes of our Common Shares on the NYSE American for the periods indicated.

Year		High (US$)	Low (US$)	Volume (no. of shares)
	March 1-22	3.13	2.70	75,019,597
	February	3.15	2.65	97,437,306
2018	January	3.30	2.83	116,460,604
	December	3.13	2.54	69,248,600
	November	2.79	2.49	57,953,432
	October	2.90	2.43	75,058,775
	September	2.89	2.56	73,338,180
	August	2.82	2.31	51,860,947
	July	2.81	2.49	60,659,403
	June	2.96	2.43	119,755,146
	May	2.59	2.15	114,703,031
	April	2.96	2.40	113,249,731
	March	3.20	2.74	153,048,161
	February	3.55	2.97	130,542,625
2017	January	3.10	2.38	93,223,113

On March 22, 2018, the closing price of our Common Shares on the NYSE American was US$2.73 per share.

Prior Sales

The following table summarizes the issuances of Common Shares or securities convertible or exercisable for Common Shares by us during the most recently completed financial year.

Date of Issue	Number of Securities	Security	Price per Security ($)
January 23, 2017	100,000	Stock Options	3.76
February 6, 2017	75,000	Stock Options	4.05
March 29, 2017	250,000	Stock Options	3.78
April 10, 2017	1,618,037	Restricted Share Units	3.77
June 6, 2017	624,500	Stock Options	3.44
June 12, 2017	21,780,000	Stock Options	3.66
August 11, 2017	110,000	Stock Options	3.27
September 11, 2017	174,928	Restricted Share Units	3.43
December 11, 2017	762,789	Common Shares*	3.37

*Common Shares were issued to ING Belgique SA In Trust for Zoumana Traore SARL pursuant to a settlement agreement dated January 17, 2015.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, municipality, province or state of residence, position held with us, the date of appointment of each of our current directors and executive officers, principal occupation within the immediately preceding five years and the shareholdings of each director and executive officer as at the date of this Annual Information Form. The statement as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers named below is in each instance based upon information furnished by the person concerned and is as at the date of this Annual Information Form. Our directors hold office until the next annual general meeting of the shareholders or until their successors are duly elected or appointed.

Name and Municipality of Residence(8)	Position with B2Gold	Principal Occupation During Past Five Years(9)	Director/Officer Since	Number of Voting Securities (1)

Clive Johnson(7)	President, Chief Executive	President, Chief Executive Officer of	December 17, 2006	5,964,291(2)
British Columbia,	Officer and Director	B2Gold
Canada

Robert Cross(3)(4)(5)	Chairman and Director	Serves as independent director and, in	October 22, 2007	871,660
British Columbia,		some cases, non-executive Chairman
Canada		of public companies, principally in
		the resource sector

Robert Gayton(3)(4)(5)	Director	Consultant to various public	October 22, 2007	299,000
British Columbia,		companies since 1987
Canada

Jerry Korpan(3)(5)(6)	Director	Director of several public natural	November 20, 2007	2,500,000
London, England		resource companies

Bongani Mtshisi(4)(6)	Director	CEO of BSC Resources Ltd. from	December 22, 2011	22,800
Gauteng, South		October 2005 to present
Africa

Kevin Bullock	Director	CEO of Golden Reign Resources Ltd	December 20, 2013	78,490
Ontario, Canada		from January 2016 to present;
		formerly the President and Chief
		Executive Officer of Volta Resources
		Inc.

Name and Municipality of Residence(8)	Position with B2Gold	Principal Occupation During Past Five Years(9)	Director/Officer Since	Number of Voting Securities (1)

George Johnson(6)	Director	Senior Vice President of Operations,	March 15, 2016	500,000
Washington, USA		B2Gold, until April 30, 2015	(as Director)

Robin Weisman(6)	Director	Principal investment officer of the	October 23, 2017	2,000
Virginia, USA		mining division at the International
Finance Corporation, a member of
the World Bank Group

Roger Richer(7)	Executive Vice President,	Executive Vice President, General	December 17, 2006	2,850,000(2)
British Columbia,	General Counsel and	Counsel and Secretary of B2Gold
Canada	Secretary

Michael Cinnamond(7)	Senior Vice President of	Senior Vice President of Finance and	July 1, 2013	78,399
British Columbia,	Finance and Chief	Chief Financial Officer of B2Gold,
Canada	Financial Officer	Senior Vice President,
Administration of B2Gold; formerly a
partner at PricewaterhouseCoopers
LLP

Tom Garagan(7)	Senior Vice President of	Senior Vice President of Exploration	March 8, 2007	3,546,924(2)
British Columbia,	Exploration	of B2Gold
Canada

Dennis Stansbury	Senior Vice President of	Senior Vice President of Engineering	March 8, 2007	3,192,508
Nevada, USA	Engineering and Project	and Project Evaluations; formerly
	Evaluations	Senior Vice President of Development
and Production

William Lytle(7)	Senior Vice President of	Senior Vice President of Operations	December 1, 2010	157,989
Colorado, USA	Operations	of B2Gold; Vice President, Africa of
B2Gold; Vice President Country
Manager, Namibia of B2Gold

Notes:

(1)

The information as to the nature of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers, not being within our knowledge, has been furnished by such directors and officers.

(2)

Messrs. Johnson, Richer and Garagan are trustees of the Incentive Trust (the “Trustees”) that holds 1,705,000 Common Shares. The number of Common Shares beneficially owned, or controlled or directed, directly or indirectly by each of Messrs. Johnson, Richer and Garagan as set forth in the table above excludes 426,250 Common Shares that are held pursuant to a declaration of trust dated June 29, 2007 between us and the Trustees, which was established to hold options and shares to be allocated to our directors, officers, employees and service providers as determined by the Trustees.

(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Corporate Governance and Nominating Committee.
(6)	Member of Health, Safety, Environment & Social Committee.
(7)	Member of the Disclosure Committee.

Shareholdings of Directors and Executive Officers

As at March 22, 2018, our directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 22,843,794 Common Shares, representing approximately 2.32% of the issued and outstanding Common Shares.

Cease Trade Orders or Bankruptcies

None of our directors or executive officers is, as at the date of this Annual Information Form, or was within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including B2Gold), that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of subsections (a) and (b), “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days.

None of our directors or executive officers, or a shareholder holding a sufficient number of our securities to affect materially the control of B2Gold:

(a)

is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including B2Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

The foregoing information, not being within our knowledge, has been furnished by the respective directors, officers and shareholders holding a sufficient number of our securities to affect materially control of B2Gold.

Penalties or Sanctions

None of our directors or executive officers, or a shareholder holding a sufficient number of our securities to affect materially the control of B2Gold, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding us.

The foregoing information, not being within our knowledge, has been furnished by the respective directors, officers and shareholders holding a sufficient number of our securities to affect materially control of B2Gold.

Conflicts of Interest

Our directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In addition, all related party transactions must be approved by our corporate governance and nominating committee. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the BCBCA, our directors are required to act honestly, in good faith and in our best interests. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which we may be exposed and its financial position at that time.

Our directors and officers are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Our directors and officers of are not aware of any such conflicts of interests.

Code of Ethics

We have adopted a code of ethics, which is applicable to all directors, officers and employees. A copy of the code can be obtained from our website at www.b2gold.com.

AUDIT COMMITTEE

We have established an Audit Committee, comprised of three independent directors, which operates under a charter approved by the Board. A copy of the Audit Committee Charter is set out in full in Schedule A to this Annual Information Form. It is the Board’s responsibility to ensure that we have an effective internal control framework. The Audit Committee’s primary function is to assist the Board to meet its oversight responsibilities in relation to our financial reporting and external audit function, internal control structure and risk management procedures. In doing so, it will be the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, the external auditors and our management.

The Audit Committee reviews the effectiveness of our financial reporting and internal control policies and its procedures for the identification, assessment, reporting and management of risks. The Audit Committee oversees and appraises the quality of the external audit and internal control procedures, including financial reporting and practices, business ethics, policies and practices, accounting policies, and management and internal controls.

Composition of the Audit Committee

The members of the Audit Committee are: Robert Cross, Robert Gayton (Chairman) and Jerry Korpan. The Board has determined that Mr. Gayton qualifies as an audit committee financial expert within the meaning of applicable U.S. securities laws. All of the members of the Audit Committee are (i) independent within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”), which provides that a member shall not have a direct or indirect material relationship with us that could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment; (ii) independent within the meaning of the NYSE American Company Guide and Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended; and (iii) considered to be financially literate under NI 52-110. As further described below, for a temporary period of time, due to illness and ultimate passing of Barry Rayment, Kevin Bullock, who was not an “independent” director for the purposes of applicable Canadian and U.S. securities laws, was temporarily appointed to fill such vacancy. The Company relied on an exemption as set out below.

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Robert Cross

Robert Cross has more than 30 years of experience as a financier in the mining and oil & gas sectors. Mr. Cross was a co-founder and served as Non-Executive Chairman of Bankers Petroleum Ltd. from 2004 to 2016, he was co-founder and Chairman of Petrodorado Energy Ltd., and until October 2007, he was the Non-Executive Chairman of Northern Orion Resources Inc. Between 1996 and 1998, Mr. Cross was Chairman and Chief Executive Officer of Yorkton Securities Inc. From 1987 to 1994, he was a Partner, Investment Banking with Gordon Capital Corporation in Toronto. Mr. Cross has an Engineering Degree from the University of Waterloo and received his MBA from Harvard Business School in 1987.

Robert J. Gayton

Dr. Gayton is a Chartered Professional Accountant and obtained a Ph.D in accounting/finance from the University of California, Berkeley in 1973. Dr. Gayton was a member of the business school faculties at Berkeley and the University of British Columbia from 1965 to 1974. In 1974, Dr. Gayton left academia to join Peat Marwick Mitchell (now KPMG LLP) and established their professional development program. He became a partner in 1976 and transferred to the audit practice in 1979. In 1987, Dr. Gayton left the firm to join a client and since that time has acted as financial advisor/officer to various resource based companies.

Jerry Korpan

Mr. Korpan worked in the securities industry since 1978 and was Managing Director of Yorkton Securities, London until December 1999. Mr. Korpan completed financial executive education courses at the City of London Business School in 1996 where he studied accounting and financial analysis and project and infrastructure finance, among other things. From 2011 to 2015, Mr. Korpan served as a director and a member of the audit committee of Midas Gold Corporation.

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

Kevin Bullock, who our Board had determined in 2016 and 2017 to be non-independent as a result of having received fees for consulting services provided in 2014, served as a member of our Audit Committee from October 31, 2016 to March 22, 2017 in reliance upon the exemptions from audit committee independence requirements provided by Section 3.5 of NI 52-110 and NYSE American Company Guide Section 803B(2)(b). The Board determined that due to the exceptional and limited circumstances provided by Barry Rayment’s illness and resignation from such committee, Mr. Bullock’s appointment was required by the best interests of our company and our shareholders, and his appointment would not materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of applicable Canadian and United States securities laws and stock exchange rules. Mr. Bullock satisfied the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934. Robert Cross, an independent director, was appointed to the Audit Committee effective March 22, 2017, to replace Kevin Bullock.

At no time since the commencement of our most recently completed financial year have we relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), Section 3.2 (initial public offerings) or Section 3.4 (events outside control of member) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to us by our independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by our auditor for the fiscal year ended December 31, 2017 have been pre-approved by our Audit Committee. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

External Auditor Service Fees

The aggregate fees billed by our external auditors, PricewaterhouseCoopers LLP, in each of the last financial years are as follows:

Financial Year Ending	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2017	$1,327,364	$Nil	$71,604	$4,541
2016	$1,306,580	$Nil	$23,283	$3,179

Notes:

(1)	The aggregate audit fees billed.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(4)

The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”, including fees related to our compliance processes for SOX.

LEGAL PROCEEDINGS

We are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We cannot reasonably predict the likelihood or outcome of these actions. There are no pending or contemplated legal proceedings to which the Company is a party or of which any of its material properties is the subject that would have a material effect on our financial condition or future results of operations. During the last financial year, the Company has not been subject to any penalties or sanctions imposed by a regulatory body in respect of securities legislation or regulatory requirements or any penalty or sanction that would likely to be considered important to a reasonably investor in making an investment decision. The Company has not entered into any settlement agreement in respect of securities legislation or regulatory requirements.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or shareholder holding on record or beneficially, directly or indirectly, more than 10% of our issued shares, or any of their respective associates or affiliates has any material interest, direct or indirect, in any transaction in which we have participated prior to the date of this Annual Information Form, or in any proposed transaction, which has materially affected or will materially affect us.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Vancouver, British Columbia.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts that we have entered in the financial year ended December 31, 2017, or before the last financial year but still in effect, are as follows:

1.	The Note Indenture; and

2.	The Note Purchase Agreement;

Copies of the above material contracts are available under our profile on the SEDAR website at www.sedar.com.

INTEREST OF EXPERTS

The persons referred to below have been named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – Continuous Disclosure Obligations during, or relating to, our financial year ended December 31, 2017.

Tom Garagan, P. Geo., B.Sc., Ken Jones, P.E., Kevin Pemberton, P.E. and John Rajala, P.E. are the authors responsible for the Masbate Technical Report.

William Lytle, P.E., M.Sc., B.Sc., Tom Garagan, P.Geo, B.Sc., Hermanus Kriel, Pr.Eng., B.Eng., Glenn Bezuidenhout, Pr. Eng., FSAIMM and Guy Wiid, Pr.Eng., M.Sc., B.Sc. are the authors responsible for the Otjikoto Feasibility Study.

Tom Garagan, P.Geo, B.Sc., William Lytle, P.E., M.Sc., B.Sc., Peter Montano, P.E., Ken Jones, P.E., Sandra Hunter, MAusIMM(CP), and David J.T. Morgan, MIEAust CPEng, are the authors responsible for the Fekola Feasibility Study.

To our knowledge, none of the persons above, except for Tom Garagan, our Senior Vice President, Exploration, William Lytle, our Senior Vice President, Operations, Peter Montano, our Project Director, John Rajala, our Vice President, Metallurgy, Kevin Pemberton, our Chief Mine Planning Engineer and Ken Jones, our Manager of Health, Safety, Environment and Permitting held, at the time of or after such person prepared the statement, report or valuation, any registered or beneficial interests, direct or indirect, in any of our securities or other property or of one of its associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of B2Gold or of any associate or affiliate of B2Gold.

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated March 14, 2018 in respect of the Company’s consolidated financial statements for the year ended December 31, 2017 and the Company’s internal control over financial reporting as at December 31, 2017. PricewaterhouseCoopers LLP has advised us that they are independent with respect to us in accordance with the Code of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia and the rules of the U.S. Securities and Exchange Commission.

ADDITIONAL INFORMATION

Additional information, including that relating to directors’ and officers’ remuneration, principal holders of our securities and securities authorized for issuance under equity compensation plans, interests of insiders in material transactions and corporate governance practices, is contained in our management information circular for the annual general meeting of shareholders held on June 16, 2017.

Additional financial information is provided in our comparative financial statements and management’s discussion and analysis for the year ended December 31, 2017, which will be available under our profile on the SEDAR website at www.sedar.com.

Additional information relating to us is available under our profile on the SEDAR website at www.sedar.com.

Dated March 23, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

“Clive Johnson”

Clive Johnson
President & Chief Executive Officer

SCHEDULE A
AUDIT COMMITTEE CHARTER

1.	OVERALL PURPOSE/OBJECTIVES

The Audit Committee (the “Committee”) of B2Gold Corp. (the “Company”) will assist the Board of Directors of the Company (the “Board”) in fulfilling its responsibilities. The Committee will oversee the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Company’s business, operations and risks.

2.	AUTHORITY

2.1.

The Board authorizes the Committee, within the scope of its responsibilities, to seek and have access to any information, including Company books and records, it requires from any employee and from external parties, to obtain outside legal or professional advice and to ensure the attendance of Company officers at meetings, as the Committee deems appropriate.

2.2.

The Committee shall receive appropriate funding from the Company, as determined by the Committee, for payment of compensation to the external auditors and to any legal or other advisers employed by the Committee, and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

3.	COMPOSITION, PROCEDURES AND ORGANIZATION

3.1.	The Committee will be comprised of at least three members of the Board.

3.2.	Except as permitted by all applicable legal and regulatory requirements:

(a)

each member of the Committee shall be “independent” as defined in accordance with Canadian National Instrument 52-110 – Audit Committee, U.S. securities laws and regulations and applicable stock exchange rules;

(b)

each member of the Committee will be “financially literate” with the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. Additionally, at least one member of the Committee shall be financially sophisticated, shall be considered an “audit committee financial expert” within the meaning of the rules of the U.S. Securities and Exchange Commission and shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer or other executive officer with financial oversight responsibilities; and

(c)	none of the members of the Committee may have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company during the past three years.

3.3.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, will appoint a Chair and the other members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

3.4.	The Secretary of the Committee shall be elected by its members, or shall be the Secretary, or the Assistant or Associate Secretary, of the Company or any other individual appointed by the Committee.

3.5.	A member shall cease to be a member of the Committee upon ceasing to be a director of the Company.

3.6.	Meetings shall be held not less than quarterly. Special meetings shall be convened as required. External auditors may convene a meeting if they consider that it is necessary.

3.7.	The times and places where meetings of the Committee shall be held and the procedures at such meetings shall be as determined, from time to time, by the Committee.

3.8.

Notice of each meeting of the Committee shall be given to each member of the Committee. Subject to the following, notice of a meeting shall be given orally or by letter, telex, telegram, electronic mail, telephone facsimile transmission or telephone not less than 48 hours before the time fixed for the meeting. Notice of regular meetings need state only the day of the week or month, the place and the hour at which such meetings will be held and need not be given for each meeting. Members may waive notice of any meeting.

3.9.

The Committee will invite the external auditors, management and such other persons to its meetings as it deems appropriate. However, any such invited persons may not vote at any meetings of the Committee.

3.10.

A meeting of the Committee may be held by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other during the meeting.

3.11.

The majority of the Committee shall constitute a quorum for the purposes of conducting the business of the Committee. Notwithstanding any vacancy on the Committee, a quorum may exercise all of the powers of the Committee.

3.12.

Any decision made by the Committee shall be determined by a majority vote of the members of the Committee present or by consent resolution in writing signed by each member of the Committee. A member will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member votes against such resolution or dissents.

3.13.	A record of the minutes of, and the attendance at, each meeting of the Committee shall be kept. The approved minutes of the Committee shall be circulated to the Board forthwith.

3.14.

The Committee shall report to the Board on all proceedings and deliberations of the Committee at the first subsequent meeting of the Board, or at such other times and in such manner as the Board or the articles of the Company may require or as the Committee in its discretion may consider advisable.

3.15.

The Committee will have access to such officers and employees of the Company and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

3.16.

The internal accounting staff, any external accounting consultant(s) and the external auditors of the Company will have a direct line of communication to the Committee and may bypass management if deemed necessary. The external auditors will report directly to the Committee.

4.	ROLES AND RESPONSIBILITIES

The roles and responsibilities of the Committee are as follows.

4.1.	Oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company.

4.2.	Review with management its philosophy with respect to controlling corporate assets and information systems, the staffing of key functions and its plans for enhancements.

4.3.	Review the terms of reference and effectiveness of any internal audit process, and the working relationship between internal financial personnel and the external auditor.

4.4.	Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

4.5.

Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements, reviewing with management and the external auditor where appropriate.

4.6.	Review any legal matters which could significantly impact the financial statements as reported on by the General Counsel and meet with outside counsel whenever deemed appropriate.

4.7.

Review the annual financial statements and the results of the audit with management and the external auditors prior to the submission to the Board for approval and release or distribution of such statements, and obtain an explanation from management of all significant variances between comparative reporting periods.

4.8.

Review the interim financial statements with management prior to the submission to the Board for approval and release or distribution of such statements, and obtain an explanation from management of all significant variances between comparative reporting periods.

4.9.

Review all public disclosure concerning audited or unaudited financial information before its public release and approval by the Board, including management’s discussion and analysis, financial information contained in any prospectus, private placement offering document, annual report, annual information form, takeover bid circular, and any annual and interim earnings press releases, and determine whether they are complete and consistent with the information known to Committee members. For greater certainty and without limiting the foregoing, the Committee must review and approve interim financial statements, annual financial statements, and interim and annual MD&A, prior to submission to the Board as a whole.

4.10.	Assess the fairness of the financial statements and disclosures, and obtain explanations from management on whether:

(a)	actual financial results for the financial period varied significantly from budgeted or projected results;

(b)	generally accepted accounting principles have been consistently applied;

(c)	there are any actual or proposed changes in accounting or financial reporting practices; and

(d)	there are any significant, complex and/or unusual events or transactions such as related party transactions or those involving derivative instruments and consider the adequacy of disclosure thereof.

4.11.	Determine whether the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

4.12.	Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

4.13.	Review audit issues related to the Company’s material associated and affiliated companies that may have a significant impact on the Company’s equity investment.

4.14.	Ascertain whether any significant financial reporting issues were discussed by management and the external auditor during the fiscal period and the method of resolution.

4.15.	Review and resolve any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

4.16.	Be directly responsible for:

(a)	the selection of the firm of external auditors to be proposed for election by the shareholders as the external auditors of the Company;

(b)	the oversight of the work of the Company’s external auditors; and

(c)

subject to the grant by the shareholders of the authority to do so, if required, fixing the compensation to be paid to the external auditors. The external auditor shall report directly to the Committee.

4.17.

Review and approve the proposed audit plan and the external auditors’ proposed audit scope and approach with the external auditor and management and ensure no unjustifiable restriction or limitations have been placed on the scope.

4.18.

Explicitly approve, in advance, all audit and non-audit engagements of the external auditors; provided, however, that non-audit engagements may be approved pursuant to a pre-approval policy established by the Committee that (i) is detailed as to the services that may be pre-approved, (ii) does not permit delegation of approval authority to the Company’s management, and (iii) requires that the delegatee or management inform the Committee of each service approved and performed under the policy. Approval for minor non-audit services is subject to applicable securities laws.

4.19.

If it so elects, delegate to one or more members of the Committee the authority to grant such pre-approvals. The delegatee’s decisions regarding approval of services shall be reported by such delegatee to the full Committee at each regular Committee meeting.

4.20.

Oversee the independence of the external auditors. Obtain from the external auditors a formal written statement delineating all relationships between the external auditors and the Company, consistent with the Public Company Accounting Oversight Board Rule 3526. Actively engage in a dialogue with the external auditors with respect to any disclosed relationships or services that impact the objectivity and independence of the external auditor.

4.21.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

4.22.

Review the performance of the external auditors, and in the event of a proposed change of auditor, review all issues relating to the change, including the information to be included in any notice of change of auditor as required under applicable securities laws, and the planned steps for an orderly transition.

4.23.	Review the post-audit or management letter, containing the recommendations of the external auditor, and management’s response and subsequent follow-up to any identified weakness.

4.24.

Review the evaluation of internal controls and management information systems by the external auditor, and, if applicable, the internal audit process, together with management’s response to any identified weaknesses and obtain reasonable assurance that the accounting systems are reliable and that the system of internal controls is effectively designed and implemented.

4.25.	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

4.26.

Review the process under which the Chief Executive Officer and the Chief Financial Officer evaluate and report on the effectiveness of the Company’s design of internal control over financial reporting and disclosure controls and procedures.

4.27.

Obtain regular updates from management and the Company’s legal counsel regarding compliance matters, as well as certificates from the Chief Financial Officer as to required statutory payments and bank covenant compliance and from senior operating personnel as to permit compliance.

4.28.	Establish a procedure with regards to:

(a)	confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(b)	receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.

4.29.	Meet separately with the external auditors to discuss any matters that the Committee or auditors believe should be discussed privately.

4.30.	Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

4.31.	Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

4.32.	Review and assess the adequacy of insurance coverage for the Company, including directors’ and officers’ liability coverage.

4.33	In accordance with the Company's Code of Business Conduct and Ethics, if circumstances arise, review and resolve any issues regarding conflicts of interest.

4.34.	Perform other functions as requested by the Board.

4.35.

If it deems necessary, institute special investigations and, if it deems appropriate, hire special counsel or other experts or advisors to assist, and set the compensation to be paid to such special counsel or other experts or advisors.

5.	GENERAL

In addition to the foregoing, the Committee will:

(a)	assess the Committee’s performance of the duties specified in this charter and report its finding(s) to the Board;

(b)	review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for approval; and

(c)	perform such other duties as may be assigned to it by the Board from time to time or as may be required by any applicable stock exchanges, regulatory authorities or legislation.